UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2015

Commission File Number: 001-35658

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.
(Exact Name of Registrant as Specified in Its Charter)

SANTANDER MEXICO FINANCIAL GROUP, S.A.B. de C.V.
(Translation of Registrant’s Name into English)

Avenida Prolongación Paseo de la Reforma 500
Colonia Lomas de Santa Fe
Delegación Álvaro Obregón
01219 México, D.F.
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

TABLE OF CONTENTS

ITEM

1.	Fourth quarter 2014 earnings report of Grupo Financiero Santander México, S.A.B. de C.V.
2.	Fourth quarter and full-year 2014 earnings presentation of Grupo Financiero Santander México, S.A.B. de C.V.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. de C.V.

By:	/s/ Gerardo Manuel Freire Alvarado
	Name:	Gerardo Manuel Freire Alvarado
	Title:	Executive Director of Investor Relations

Date: February 3, 2015

Item 1

Santander

Santander
Santander

4Q.14 Earnings Report

BEST BANK IN MEXICO EUROMONEY Awards for excellence 2014

COTIZA EN BOLSA MEXICANA DE VALORES
SANMEX

BSMX LISTED NYSE

4Q.14 | EARNINGS RELEASE | 1

TABLE OF CONTENTS

I.	CEO Message / Key Highlights for the Quarter

II.	Summary of 4Q14 Consolidated Results

III.	Analysis of 4Q14 Consolidated Results

IV.	Relevant Events & Representative Activities and Transactions

V.	Credit Ratings

VI.	4Q14 Earnings Call Dial-In Information

VII.	Financial Statements

VIII.	Notes to the Financial Statements

4Q.14 | EARNINGS RELEASE | 2

Grupo Financiero Santander México Reports Fourth Quarter 2014 Loan Portfolio Up 17.9% YoY and Net Income of Ps.3,824 Million

-	Loan growth driven by YoY increases of 25.5% in SMEs, 14.4% in middle-market, 17.5% in mortgages, 14.7% in consumer loans and 5.1% in credit cards

-	Ongoing prudent risk management reflected in a NPL ratio of 3.75% (2.33% excluding homebuilders and Santander Vivienda portfolio) and a cost of risk of 3.3%

-	Efficiency ratio of 43.0% achieved through continued focus on operating efficiency while investing in strategic businesses and new branches

Mexico City – February 3, 2015, Grupo Financiero Santander México, S.A.B. de C.V., (NYSE: BSMX; BMV: SANMEX), (“Santander México”), one of the leading financial groups in Mexico, today announced financial results for the three-month and twelve-month periods ending December 31, 2014.

Reported net income for the quarter was Ps.3,824 million, representing a decline of 37.7% YoY and an increase of 17.9% QoQ. Comparable 4Q13 results exclude: i) a Ps.1,927 million net gain after taxes resulting from the divestiture of the asset management business, ii) a Ps.1,074 million benefit from advanced tax credits, iii) an extraordinary non-cash benefit of Ps.265 million related to a regulatory change in employee profit sharing future payments, iv) a cash expense of Ps.66 million  to comply with the new employee profit sharing legal criteria. Excluding these items, comparable net income in 4Q14 increased 27.7% YoY.

Marcos Martínez, Grupo Financiero Santander México’s Executive President and CEO, commented, “We reported a strong business performance this quarter, supported on our strategy to maximize growth opportunities offering innovative products, while maintaining a strong focus on risk management and cost controls. In fact, comparable net income rose 28% YoY and 18% on a sequential basis, the highest in the last five quarters.”

“We expanded our loan book by 17.9% year-on-year, doubling financial system growth for the third consecutive quarter. This was accomplished despite the slowly recovering economy. Most importantly, we achieved loan growth across all segments. SMEs loans expanded 25.5% YoY and mortgages were up 17.5%, both significantly above market rates. Consumer loans rose 9.1% YoY, still affected by continued soft consumer demand, particularly in the credit card segment, but well-above market rates. Actually, excluding credit cards, we achieved a 14.7% YoY increase in consumer loans. Middle-market loans growth was also quite strong, up 14.4% YoY.”

Grupo Financiero Santander México
Highlights
	4Q14	3Q14	4Q13	% YoY
Income Statement Data
Net interest income	9,799	9,524	9,384	4.4
Fee and commission, net	3,364	3,339	3,310	1.6
Core revenues	13,163	12,863	12,694	3.7
Provisions for loan losses	3,334	3,814	3,598	(7.3)
Administrative and promotional expenses	6,059	5,938	5,730	5.7
Net income	3,824	3,244	6,134	(37.7)
Net income per share1	2.07	1.50	2.80	(26.1)
Balance Sheet Data
Total loans	465,541	441,475	394,932	17.9
Deposits	459,624	438,143	404,668	13.6
Shareholders´s equity	105,384	105,104	94,701	11.3

Key Ratios				bps
Net interest margin	4.86%	4.90%	5.25%	(38.8)
Net loans to deposits ratio	97.6%	97.0%	93.6%	401.4
ROAE2	14.0%	13.6%	21.7%	(767.8)
ROAA	1.6%	1.5%	2.7%	(106.3)
Efficiency ratio	43.0%	43.0%	35.5%	746.4
Capital ratio	16.2%	16.8%	15.9%	25.8
NPLs ratio	3.75%	3.71%	3.56%	19.4
Cost of Risk	3.3%	3.5%	3.4%	(12.6)
Coverage ratio	97.1%	101.6%	115.5%	(1,840.4)
Operating Data				%
Branches and offices3	1,346	1,299	1,258	7.0
ATMs	5,528	5,395	5,264	5.0
Customers	11,724,151	11,451,170	10,728,823	9.3
Employees	16,428	15,404	14,260	15.2

1) Calculated by using weighted shares.Treasury Shares and discontinued operations are not included.
2) ROAE as reported
3) As of 4Q14 includes: 1,075 branches + 18 SME offices + 6 SME branches + 119 cash desks + 9 Select offices + 44 Select units + 51 Select boxes + 24 brokerage house branches

4Q.14 | EARNINGS RELEASE | 3

“This was also the third consecutive quarter of 3% sequential growth in net interest income, and while NPLs increased slightly this quarter, cost of risk fell 17 bps. In addition, this year we established a controlled and solid cost base that will allow us to fully leverage the benefit of our strategic initiatives. Expenses remained stable for the fifth consecutive quarter even as we continued to invest in strategic businesses and new branches.”

“This quarter we also reached an agreement to acquire a consumer loan portfolio of approximately Ps.4.1 billion from Scotiabank Inverlat S.A. This transaction, which is anticipated to close during 1Q15, is expected to further expand our market share in the personal loans segment by approximately 300 bps while maintaining our credit quality standards and add more than 47,000 new clients.”

Mr. Martínez concluded, “Looking ahead, we continued to see evidence this quarter of a slowly recovering economy confirming the reversal in the trend we started to see in the third quarter of 2014. We are well positioned to capture the benefits of a full economic recovery, leveraging our wide range of atractive and innovative financial products.”

4Q.14 | EARNINGS RELEASE | 4

SUMMARY OF FOURTH QUARTER 2014 CONSOLIDATED RESULTS

Net income

Santander México reported net income of Ps.3,824 million in 4Q14, a decrease of 37.7% YoY and an increase of 17.9% QoQ. Comparable 4Q13 results exclude: i) a Ps.1,927 million net gain after taxes resulting from the divestiture of the asset management business, ii) a Ps.1,074 million benefit from advanced tax credits, iii) an extraordinary non-cash benefit of Ps.265 million related to a regulatory change in employee profit sharing future payments, iv) a cash expense of Ps.66 million to comply with the new employee profit sharing legal criteria. Adjusted for the aforementioned items, comparable net income in 4Q14 would have increased 27.7% YoY.

Capitalization and ROAE

Banco Santander México’s preliminary capital ratio at period end 4Q14 was 16.2%, compared to 15.9% at period end 4Q13 and 16.8% at period end 3Q14. The 16.2% capital ratio was comprised of 12.9% Tier 1 and 3.3% Tier 2. Note that the capital ratio at period end reflects a Ps.3,473 million cash dividend payment, equivalent to 50% of net income for the first half of the year which was paid in December 2014.

4Q14 reported ROAE was 14.0%, versus 21.7% in 4Q13 and 13.6% in 3Q14. ROAE in 4Q13 was positively affected by the non-comparable items explained before. Excluding these items, ROAE would have been 16.6%.

Net interest income and NIM

Net interest income in 4Q14 increased YoY by 4.4%, or Ps.415 million, to Ps.9,799 million. On a sequential basis, net interest income increased 2.9%, or Ps.275 million, from Ps.9,524 million reported in 3Q14.

Net interest margin ratio calculated with daily average interest-earning assets for 4Q14 was 4.86%, which compares with 5.25% and 4.90% in 4Q13 and 3Q14, respectively.

Interest income increased 8.6%, or Ps.1,175 million, from Ps.13,663 million in 4Q13 to Ps.14,838 million in 4Q14. Increases of 6.1%, or Ps.643 million, in interest income from our loan portfolio and commissions on loan origination, Ps.446 million, or 21.5%, in investment in securities and Ps.144 million, or 22.1%, in sale and repurchase agreements were partially offset by YoY decreases in interest income of Ps.39 million, or 10.0%, in funds available and Ps.19 million, or 22.6%, in margin accounts.

Interest expense increased YoY by 17.8%, or Ps.760 million, to Ps.5,039 million in 4Q14, primarily due to increases in interest expense of Ps.307 million on sale and repurchase agreements, Ps.259 million on

4Q.14 | EARNINGS RELEASE | 5

subordinated capital notes, Ps.199 million on bank and other loans and Ps.81 million on demand deposits. These increases were partially offset by declines in interest paid of Ps.66 million on term deposits and Ps.20 million on credit instruments issued.

Loan portfolio growth

Santander México’s total loan portfolio in 4Q14 increased YoY by 17.9%, or Ps.70,609 million, to Ps.465,541 million, and by 5.5%, or Ps.24,066 million, on a sequential basis.

In 4Q14, Santander México’s loan portfolio expanded YoY across all products, in both the individual and commercial loan segments. Individual loan growth was mainly driven by mortgages and consumer loans, which were up 17.5% and 14.7%, respectively, while credit cards were up 5.1% still reflecting a soft consumer demand. Growth in the consumer portfolio was mainly driven by personal loans together with a pick-up in payroll loans. Commercial loans continued to benefit from a significant YoY increase in the SMEs and middle-market loan portfolios, together with an increase in the government portfolio, which grew driven by loans granted to two of the state-owned energy companies with risk comparable to any other large corporate. Additionally, this quarter we also granted long-term loans to two Mexican states. Total loans to states and municipalities, however, represent 3.0% of our total loan portfolio. Corporate loans, in turn, rose 4.7% YoY during the period, up from the 20.9% YoY decline posted in 3Q14. This increase reflects several large loans granted during the quarter leveraging our balance sheet and that we expect to syndicate and / or securitize in the near future.

Asset quality

The NPL ratio in 4Q14 was 3.75%, a 19 bps increase from the 3.56% level posted in 4Q13 and 4 bps up from the 3.71% reported in 3Q14. Pursuant to applicable methodology, some of the loans restructured in 3Q14 related to projects which recorded delays in execution and were classified as non-performing, were re-classified as performing which explains the decline in commercial loans NPL ratio. Additionally, the NPL ratio reported in 4Q14 continues to reflect our exposure to the homebuilders, with non-performing loans of Ps.4,720 million, as well as the effect from the acquisition of the ING mortgage portfolio (now Santander Vivienda) in November 2013, which as of 4Q14 amounted to Ps.2,256 million, out of a total portfolio of Ps.10,541 million. Excluding the impact of the homebuilders and the Santander Vivienda portfolio, the NPL ratio for 4Q14 and 3Q14 would have been 2.33% and 2.26%, respectively. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

The coverage ratio for the quarter was 97.1%, a decrease from 115.5% in 4Q13 and 101.6% in 3Q14.

Loans to deposit ratio

At 4Q14, deposits increased 13.6% YoY and 4.9% sequentially; representing 55.2% of Santander México’s total funding sources. This deposit base provides stable, low-cost funding to support Santander México’s continued growth. The net loan to deposit ratio was 97.6% in 4Q14, compared with 97.0% in 3Q14.

4Q.14 | EARNINGS RELEASE | 6

Contribution to net income by subsidiary

Reported net income in 4Q14 was Ps.3,824 million, representing declines of 37.7% YoY and a 17.9% sequential increase.

Casa de Bolsa Santander, the brokerage business, reported a net loss of Ps.2 million in 4Q14, compared with net losses of Ps.44 million in 4Q13 and a net gain of Ps.11 million in 3Q14.

The Holding (Grupo Financiero) reported a net loss of Ps.16 million in 4Q14 compared with a net gain of Ps.1,897 million in 4Q13 and a net loss of Ps.9 million in 3Q14. The net gain reported in 4Q13 includes the gain from the divestiture of the asset management business.

Grupo Financiero Santander México
Earnings contribution by subsidiary
Millions of Mexican Pesos
				% Variation				% Variation
	4Q14	3Q14	4Q13	QoQ	YoY	12M14	12M13	14/13

Banking business1/	3,842	3,242	4,281	18.5	(10.3)	14,053	18,936	(25.8)
Brokerage	(2)	11	(44)	(118.2)	95.5	11	110	(90.0)
Holding	(16)	(9)	1,897	(77.8)	(100.8)	(50)	1,830	(102.7)
Grupo Financiero Santander México	3,824	3,244	6,134	17.9	(37.7)	14,014	20,876	(32.9)
1/Includes sofomes

4Q.14 | EARNINGS RELEASE | 7

ANALYSIS OF FOURTH QUARTER 2014 CONSOLIDATED RESULTS
(Amounts expressed in millions of pesos, except where otherwise stated)

Net income

Grupo Financiero Santander México
Income statement
Millions of mexican pesos				% Variation				% Variation
	4Q14	3Q14	4Q13	QoQ	YoY	12M14	12M13	14/13
Net interest income	9,799	9,524	9,384	2.9	4.4	37,578	36,030	4.3
Provisions for loan losses	(3,334)	(3,814)	(3,598)	12.6	7.3	(14,289)	(12,852)	(11.2)
Net interest income after provisions for loan losses	6,465	5,710	5,786	13.2	11.7	23,289	23,178	0.5
Commission and fee income, net	3,364	3,339	3,310	0.7	1.6	13,417	12,881	4.2
Net gain (loss) on financial assets and liabilities	395	651	102	(39.3)	287.3	2,957	3,014	(1.9)
Other operating income	533	240	407	122.1	31.0	1,435	1,726	(16.9)
Administrative and promotional expenses	(6,059)	(5,938)	(5,730)	(2.0)	(5.7)	(23,820)	(19,069)	(24.9)
Operating income	4,698	4,002	3,875	17.4	21.2	17,278	21,730	(20.5)
Equity in results of associated companies	21	24	24	(12.5)	(12.5)	78	82	(4.9)
Operating income before income taxes	4,719	4,026	3,899	17.2	21.0	17,356	21,812	(20.4)
Income taxes	(895)	(782)	293	(14.5)	(405.5)	(3,341)	(2,852)	(17.1)
Income from continuing operations	3,824	3,244	4,192	17.9	(8.8)	14,015	18,960	(26.1)
Income from discontinued operations, net	0	0	1,943	0.0	(100.0)	0	1,918	(100.0)
Non-controlling interest	0	0	(1)	0.0	100.0	(1)	(2)	50.0
Net income	3,824	3,244	6,134	17.9	(37.7)	14,014	20,876	(32.9)
Effective tax rate (%)	19.0	19.4	(7.5)			19.2	13.1

During 4Q14, Santander México reported net income of Ps.3,824 million, representing a YoY decrease of 37.7% and an increase of 17.9% QoQ. The YoY comparison, however, was impacted by the following items:

i)	a Ps.1,927 million net gain after taxes resulting from the divestiture of the asset management business;
ii)	a Ps.1,074 million benefit from advanced tax credits;
iii)	a Ps.265 million extraordinary non-cash benefit related to a regulatory change in employee profit sharing (EPS) future payments; and
iv)	a Ps.66 million cash expense to comply with the new employee profit sharing legal criteria.

Excluding these items, the comparable net income for 4Q14 would have increased 27.7% YoY.

4Q.14 | EARNINGS RELEASE | 8

Grupo Financiero Santander México
Net Income Adjustments
Million Pesos				% Variation	% Variation
	4Q14	3Q14	4Q13	QoQ	YoY
Net income	3,824	3,244	6,134	17.9	(37.7)
Extraordinary income from regulatory change to EPS			(265)
Extraordinary expense from regulatory change to EPS			66
Adjusted net income (before taxes)	3,824	3,244	5,935
Net gain from asset management divestiture			(1,927)
Advance tax credits			(1,074)
Taxes			60
Adjusted net income	3,824	3,244	2,994	17.9	27.7

Net interest income in 4Q14 increased YoY by 4.4%, or Ps.415 million, to Ps.9,799 million. On a sequential basis, net interest income increased 2.9%, or Ps.275 million, from Ps.9,524 million reported in 3Q14.

Interest income increased 8.6%, or Ps.1,175 million, to Ps.14,838 million in 4Q14 from Ps.13,663 million in 4Q13. This was primarily driven by growth in the Bank’s business volume, which resulted in a Ps.643 million, or 6.1%, increase in interest income from the loan portfolio and commissions on loan origination, Ps.446 million, or 21.5%, in investment in securities and Ps.144 million, or 22.1%, in sale and repurchase agreements. This was partially offset by YoY decreases in interest income of Ps.39 million, or 10.0%, in funds available and Ps.19 million, or 22.6%, in margin accounts.

Interest expense increased YoY by 17.8%, or Ps.760 million, to Ps.5,039 million in 4Q14, primarily due to increases in interest expense of Ps.307 million on our sale and repurchase agreements, Ps.259 million on subordinated capital notes, Ps.199 million on bank and other loans and Ps.81 million on demand deposits. These increases were partially offset by declines in interest paid of Ps.66 million on term deposits and Ps.20 million on credit instruments issued.

Provisions for loan losses for the quarter were Ps.3,334 million, representing decreases of Ps.264 million, or 7.3%, YoY and Ps.480 million, or 12.6%, sequentially.

The NPL ratio in 4Q14 was 3.75%, a 19 bps increase from 3.56% reported in 4Q13 and up 4 bps from 3.71% achieved in 3Q14.

The coverage ratio for the quarter was 97.1%, a decrease from 115.5% reported in 4Q13 and 101.6% in 3Q14.

Net commissions and fee income for 4Q14 amounted to Ps.3,364 million, rising 1.6% YoY, and 0.7% sequentially.

During 4Q14, Santander México reported a Ps.395 million net gain from financial assets and liabilities, compared with gains of Ps.102 million in 4Q13 and Ps.651 million in 3Q14. The net gain on financial assets and liabilities in 4Q14 is mainly explained by valuation gains of Ps.2,921 million, mainly related to derivatives,  which were partially offset by trading losses of Ps.2,526 million principally related to derivatives and foreign exchange instruments.

Other operating income in 4Q14 totaled Ps.533 million, up from Ps.407 million in 4Q13 and Ps.240 million in 3Q14, mainly due to higher recoveries of previously written-off loans.

4Q.14 | EARNINGS RELEASE | 9

Administrative and promotional expenses in 4Q14 amounted to Ps.6,059 million, compared to Ps.5,938 million in 3Q14 and Ps.5,730 million in 4Q13, increasing 5.7%.

Operating income in 4Q14 totaled Ps.4,698 million, representing a YoY increase of Ps.823 million, or 21.2%. On a sequential basis, operating income increased by Ps.696 million, or 17.4%, mainly explained by an increase in net interest income and other income while commissions and fees remained stable.

Net income for FY14 amounted to Ps.14,014 million, a decrease of 32.9%, or Ps.6,862 million, from the Ps.20,876 million reported in FY13. Excluding non-comparable items from 2013, net income for FY14 would have decreased 12.0%, or Ps.1,919 million from the Ps.15,933 million comparable net income reported in FY13.

These results mainly reflect the combined impact of the following increases:

▪
4.3%, or Ps.1,548 million, in net interest income from Ps. 36,030 million in FY13 to Ps.37,578 million in FY14, mainly due to an increase in interest income which was partially offset by a slight increase in interest expense. The Ps.1,988, or 3.6% increase in interest income was mainly explained by increases of Ps.2,443 million, or 6.0% in interest from the loan portfolio and Ps.141 million, or 1.6% in interest income from the investment in securities portfolio, which were partially offset by decreases in funds available and margin accounts. The increase in interest expense, mainly reflects increases in interest paid on the subordinated debt and interbank loans, which were partially offset by lower costs from term deposits and credit instruments issued.

▪
4.2%, or Ps.536 million, in net commissions and fee income, from Ps. 12,881 million in FY13 to Ps.13,417 million in FY14, principally due to increases in insurance brokerage fees, collections and payments, foreign trade, account management, financial advisory and investment funds. These increases were partially offset by declines in credit cards and capital markets and securities.

The aforementioned positive results were more than offset by:

▪	A Ps.1,918 million decrease in income from discontinued operations, reflecting the extraordinary gain in FY13 that resulted from the divestiture of the asset management business.

▪
An increase in provisions for loan losses of Ps.1,437 million, or 11.2%, mainly due to: i) the growth in the loan portfolio; ii) a full year of expected losses methodology for provisions in the commercial loan portfolio, as required by CNBV, which requires higher levels of provisioning; and iii) provisions related to certain mid-market and corporate clients that recorded delays in the execution of projects, and as a result, some of the related loans were restructured while all were classified as non-performing.

▪
Ps.4,751 million, or 24.9% increase in administrative and promotional expenses from Ps.19,069 million in FY13 to Ps.23,820 million in FY14. The result in FY13 reflects an extraordinary pre-tax benefit of Ps.3,200 million related to a regulatory change regarding employee profit sharing future payments that occurred in 3Q13. Excluding this non-comparable item, administrative and promotional expenses would have increased Ps.1,551 million or 7.0%, reflecting effective cost management that translates in an optimized operating structure which contributes to mitigate costs resulting from the investment in strategic businesses, new branches and inflation.

▪
Ps.291 million, or 16.9% decrease in other operating income from Ps.1,726 million in FY13 to Ps.1,435 million for FY14 mainly explained by an increase in portfolio recovery legal expenses and costs, as well as provision for legal and tax contingencies which were partially offset by profits from sale of foreclosed assets.

▪	Ps.489 million, or 17.1% increase in current and deferred income taxes from Ps.2,852 million in FY13 to Ps.3,341 million in FY14.

4Q.14 | EARNINGS RELEASE | 10

Loan portfolio and deposits

Loan portfolio

The evolution of the loan portfolio continues to show a positive trend, with diversification in all segments and growth accross all businesses, despite the slow economic recovery in Mexico.

Portfolio Breakdown

4Q13
4Q14
+14.4%
91,415
104,586
+4.7%
62,413
65,343
+25.5%
41,355
51,894
+54.8%
39,733
61,507
+17.5%
90,711
106,588
+5.1%
40,079
42,104
+14.7%
29,226
33,520
+17.9%
394,932
465,542
Middle-market
Corporates
SMEs
Gov&FinEnt
Mortgages
Credit Cards
Consumer
Total
Consumer 7%
Middle-Market 23%
Credit Cards 9%
Corporates 14%
Mortgages 23%
SMEs 11%
Gov&FinEnt 13%

The total loan portfolio rose YoY by 17.9%, or Ps.70,609 million, to Ps.465,541 million in 4Q14. On a sequential basis, the total loan portfolio increased 5.5%, or Ps.24,066 million. In this context, all segments grew above market, with SMEs, mortgages and government and financial entities showing the strongest performance, followed by middle-market that also posted a healthy growth. Meanwhile, credit card growth exceeded market rates, despite the ongoing soft demand. Furthermore, the remainder of the consumer portfolio continued to show steady growth.

4Q.14 | EARNINGS RELEASE | 11

Grupo Financiero Santander México
Loan portfolio breakdown
Millions of Mexican Pesos	4Q14%		3Q14%		4Q13%
Performing loans
Comercial*	274,438	59.0%	256,496	58.1%	227,636	57.6%
Individuals
Consumer	72,459	15.6%	70,917	16.1%	66,609	16.9%
Credit cards	40,371	8.7%	40,366	9.1%	39,009	9.9%
Other consumer	32,088	6.9%	30,551	6.9%	27,600	7.0%
Mortgages	101,189	21.7%	97,698	22.1%	86,644	21.9%
Total	448,086	96.3%	425,111	96.3%	380,889	96.4%

Non-performing loans
Commercial*	8,891	1.9%	8,709	2.0%	7,280	1.8%
Individuals
Consumer	3,165	0.7%	2,755	0.6%	2,696	0.7%
Credit cards	1,733	0.4%	1,264	0.3%	1,071	0.3%
Other consumer	1,432	0.3%	1,491	0.3%	1,625	0.4%
Mortgages	5,399	1.2%	4,900	1.1%	4,067	1.0%
Total	17,455	3.7%	16,364	3.7%	14,043	3.6%

Total loan portfolio
Commercial*	283,329	60.9%	265,205	60.1%	234,916	59.5%
individuals
Consumer	75,624	16.2%	73,672	16.7%	69,305	17.5%
Credit cards	42,104	9.0%	41,630	9.4%	40,080	10.1%
Other consumer	33,520	7.2%	32,042	7.2%	29,225	7.4%
Mortgages	106,588	22.9%	102,598	23.2%	90,711	23.0%
Total	465,541	100.0%	441,475	100.0%	394,932	100.0%
*Commercial loan portfolio includes: Corporates, Middle-market, SME´s , Financial entities and Goverment institutions

The Commercial loan portfolio is comprised of loans to business and commercial entities, as well as loans to government entities and financial institutions, and represented 60.9% of the total loan portfolio. Excluding loans to government entities, the commercial loan portfolio accounted for 48.8% of the total loan portfolio. As of 4Q14, commercial loans increased 20.6% YoY, principally reflecting the 25.5% and 14.4% increases in the SMEs and middle market segments, respectively, while loans to corporates also increased 4.7%. The positive YoY performance was further supported by a 54.8% increase in government and financial entities loans driven by loans granted to two of the state-owned energy companies with credit risk comparable to any other large corporate, as well as, long-term loans to two Mexican states. On a sequential basis, the commercial loan portfolio increased 6.8%, principally reflecting continued growth in SMEs up 4.1% that was further supported by increases of 19.0% and 9.9% in the government and corporates portfolios, respectively. Additionally, we saw an initial pick up from the downward trend that corporates posted along the year. This increase reflects several large loans granted during the quarter leveraging our balance sheet and that we expect to syndicate and / or securitize in the near future.

The Individual loan portfolio comprised of mortgages, consumer and credit card loans, represented 39.1% of the total loan portfolio and increased 13.9% YoY. Credit cards, consumer and mortgage loans represented 9.0%, 7.2%, and 22.9% of the total loan portfolio, respectively, and increased YoY by 5.1%, 14.7%, and 17.5%, respectively. The 17.5% YoY growth rate of the mortgage portfolio is fully comparable this quarter and

4Q.14 | EARNINGS RELEASE | 12

was achieved despite the ongoing amortization of the acquired portfolios. Consumer loans increased 2.6% sequentially, up from 1.9% last quarter still reflecting a softer than expected growth in credit card loans – up 1.1%, while the remainder of the consumer loan portfolio grew 4.6%, showing an initial pick up in payroll loans – up 4.9% QoQ. Despite soft consumer demand, especially in credit cards, Santander México has maintained above-market growth rates, principally reflecting our focus on innovation and strong commercial activity. This was reflected by the continued launching of products throughout the year.  Additionally, we continue to penetrate the open market focusing on medium- and high-income individuals, while maintaining our credit scoring standards.

Asset quality

Grupo Financiero Santander México
Asset quality
Millions of Mexican Pesos
				% Variation
	4Q14	3Q14	4Q13	QoQ	YoY
Total loans	465,541	441,475	394,932	5.45	17.88
Performing loans	448,086	425,111	380,889	5.40	17.64
Non-performing loans	17,455	16,364	14,043	6.67	24.30

Allowance for loan losses	(16,951)	(16,631)	(16,222)	1.9	4.5

Non-performing loan ratio	3.75%	3.71%	3.56%	4bp	19bp
Coverage ratio	97.1%	101.6%	115.5%	450bp	1840bp

Non-performing loans (NPL) at the end of 4Q14 increased YoY by Ps.3,412 million, or 24.3%, to Ps.17,455 million, and QoQ by 6.7%, or Ps.1,091 million. The breakdown of the non-performing loan portfolio is as follows: commercial loans 50.9%, mortgage loans 30.9% and consumer loans 18.1%.

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The NPL ratio for 4Q14 was 3.75%, up 19 basis points YoY and 4 basis points QoQ.  Some of the loans which were restructured in 3Q14 related to projects which recorded delays in execution and that were classified as non-performing, were classified as performing this quarter which explains the decline in commercial loans. Additionally, the NPL ratio reported in 4Q14 continues to reflect our exposure to the homebuilders, with non-performing loans of Ps.4,720 million, as well as the effect from the acquisition of the ING mortgage portfolio (now Santander Vivienda) in November 2013, which as of 4Q14 amounted to Ps.2,256 million, out of a total portfolio of Ps.10,541 million. Excluding the impact of the homebuilders and the Santander Vivienda portfolio, the NPL ratio for 4Q14 and 3Q14 would have been 2.33% and 2.26%, respectively. The current NPL ratio continues to reflect loan portfolio growth combined with Santander México’s stringent credit scoring model and ongoing monitoring of loan portfolio quality.

NPLs in 4Q14 increased 24.3% to Ps.17,455 million, from Ps.14,043 million reported in 4Q13. On a sequential basis, NPLs increased 6.7%, from Ps.16,364 million reported in 3Q14. The 6.7% sequential increase was mainly due to: i) a Ps.410 million, or 14.9%, increase in non-performing loans in the consumer portfolio; ii) a Ps.499 million, or 10.2%, increase in non-performing loans in the mortgage portfolio; and iii) a Ps.182 million, or 2.1%, increase in non-performing loans in the commercial portfolio, which includes the exposure to homebuilders, together with the project-related loans mentioned before.

During 4Q14, provisions for loan losses amounted to Ps.3,334 million, which represented decreases of Ps.264 million, or 7.3%, YoY and Ps.480 million, or 12.6%, on a sequential basis.

*Cost of risk is calculated using annualized cumulative provisions for loan losses for the period

Cost of risk in 4Q14 stood at 3.32%, showing an impovement from the levels reported in 4Q13 and 3Q14 of 3.45% and 3.49%, respectively.

The coverage ratio for the quarter was 97.1%, a decrease from 115.5% in 4Q13 and 101.6% in 3Q14

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Total deposits

Total deposits at the end of 4Q14 amounted to Ps.459,624 million, representing increases of 13.6% YoY and 4.9% QoQ. Santander México continues to implement its strategy of further enhancing customer service to meet the needs of each segment. Additionally, the introduction of campaigns for SMEs and middle-market segments, as well as of investment products targeted to middle- and high-income clients continue to contribute to this performance. As of 4Q14, demand deposits reached Ps.294,085 million, increasing 14.0% YoY and 2.9% sequentially. Total term deposits reached Ps.165,539 million, an increases of 12.8% and 8.7% YoY and QoQ, respectively. This performance in deposits, contributed positively to cost of funding, while we continued to optimize term deposits cost.

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Net interest income

Grupo Financiero Santander México
Net interest income
Millions of mexican pesos				% Variation				% Variation
	4Q14	3Q14	4Q13	QoQ	YoY	12M14	12M13	14/13
Interest on funds available	351	323	390	8.7	(10.0)	1,384	1,859	(25.6)
Interest on margin accounts	65	61	84	6.6	(22.6)	278	385	(27.8)
Interest and yield on securities	2,523	2,319	2,077	8.8	21.5	9,219	9,078	1.6
Interest and yield on loan portfolio – excluding credit cards	8,472	8,161	7,816	3.8	8.4	32,747	30,542	7.2
Interest and yield on loan portfolio related to credit card transactions	2,443	2,465	2,443	(0.9)	0.0	9,725	9,465	2.7
Commissions collected on loan origination	189	182	202	3.8	(6.4)	783	805	(2.7)
Interest and premium on sale and repurchase agreements and securities loans	795	788	651	0.9	22.1	2,988	3,002	(0.5)
Interest income	14,838	14,299	13,663	3.8	8.6	57,124	55,136	3.6

Daily average interest earning assets*						772,855	686,224	12.6

Interest from customer deposits – demand deposits	(856)	(751)	(775)	(14.0)	(10.5)	(3,098)	(2,878)	(7.6)
Interest from customer deposits – time deposits	(1,064)	(1,088)	(1,130)	2.2	5.8	(4,324)	(5,323)	18.8
Interest from credit instruments issued	(293)	(285)	(313)	(2.8)	6.4	(1,152)	(1,445)	20.3
Interest on bank and other loans	(488)	(436)	(289)	(11.9)	(68.9)	(1,874)	(803)	(133.4)
Interest on subordinated capital notes	(270)	(261)	(11)	(3.4)	(2,354.5)	(1,050)	(11)	(9,445.5)
Interest and premium on sale and repurchase agreements and securities loans	(2,068)	(1,954)	(1,761)	(5.8)	(17.4)	(8,048)	(8,646)	6.9
Interest expense	(5,039)	(4,775)	(4,279)	(5.5)	(17.8)	(19,546)	(19,106)	(2.3)

Net interest income	9,799	9,524	9,384	2.9	4.4	37,578	36,030	4.3

Net interest income in 4Q14 amounted to Ps.9,799 million, representing increases of Ps.415 million, or 4.4%, YoY and Ps.275 million, or 2.9% QoQ, from Ps.9,524 million.

Net interest margin ratio calculated with daily average interest-earning assets for 4Q14 was 4.86% versus the 5.25% reported in 4Q13 and the 4.90% in 3Q14.

The YoY increase in net interest income for the quarter is explained by the combined effect of a Ps.1,175 million increase in interest income, from Ps.13,663 million in 4Q13 to Ps.14,838 million in 4Q14, together with a Ps.760 million increase in interest expense, from Ps.4,279 million in 4Q13 to Ps.5,039 million in 4Q14. This is mainly explained by a Ps.164,556 million increase in average-earning assets together with a 100 bps decline in the

4Q.14 | EARNINGS RELEASE | 16

average interest rate, combined with a Ps.177,317 million increase in average interest-bearing liabilities and a 26 bps lower average cost.

The sequential increase in net interest income resulted mainly from a Ps.539 million increase in interest income, from Ps.14,299 million in 3Q14 to Ps.14,838 million in 4Q14, mainly due to higher interest income from our loan portfolio and commissions on loan origination, which more than offset the Ps.264 million increase in interest expense, from Ps.4,775 million in 3Q14 to Ps.5,039 million in 4Q14. This is explained by an increase of Ps.36,292 million in average interest-earning assets and a 5 bps decrease in the average interest income rate, combined with an increase of Ps.40,002 million in interest-bearing liabilities together with an increase of 1 bp in the average interest rate paid.

 Interest income

Interest income increased 8.6%, or Ps.1,175 million, from Ps.13,663 million in 4Q13 to Ps.14,838 million in 4Q14. An increase of 6.1%, or Ps.643 million, in interest income from our loan portfolio and commissions on loan origination, Ps.446 million, or 21.5%, in investment in securities and Ps.144 million, or 22.1%, in sale and repurchase agreements was partially offset by YoY decreases in interest income of Ps.39 million, or 10.0%, in funds available and Ps.19 million, or 22.6%, in margin accounts.

4Q14 average interest-earning assets grew YoY by Ps. 164,556 million, or 24.3%, mainly driven by the following increases:  i) Ps.66,109 million in the investments in securities portfolio; ii) Ps.59,598 million in the average volume of the loan portfolio, including credit cards; iii) Ps.29,210 million in sale and repurchase agreements; iv) Ps.7,249 million in funds available; and v) Ps.2,390 million in margin accounts.

On a sequential basis, interest income increased by 3.8%, or Ps.539 million, mainly reflecting the following increases: i) Ps.296 million, or 2.7% in interest income from our loan portfolio and commissions on loan origination; and ii) Ps.204 million, or 8.8% on the investment in securities portfolio.

4Q14 average interest-earning assets grew QoQ by Ps.36,292 million, or 4.5%, mainly driven by the following increases: i) Ps.19,664 million in the investment in securities portfolio; ii) Ps.14,311 million in the average volume of the loan portfolio; iii) Ps.2,794 million in funds available and iv) Ps.890 million in margin accounts. These increases were partially offset by a decrease of Ps.1,367 million in the average volume of sale and repurchase agreements.

The average interest rate on interest-earning assets declined in 4Q14 to 6.90%, representing decreases of 100 bps from 7.90% in 4Q13 and of 5 bps from 6.95% in 3Q14. The decline in the average interest rate on interest-earning assets mainly reflects the 100 bps cut to the interest rate enacted by Banco de México (Banxico) in 2013 as well as the 50 bps cut made in June 2014.

The Ps.14,838 million in interest income for 4Q14 is broken down as follows: loan portfolio, which is the main source of recurring income, accounts for 74.8%; investment in securities 17.0%; and other items 8.2%.

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Interest expense

Interest expense increased YoY 17.8%, or Ps.760 million, to Ps.5,039 million in 4Q14, primarily due to increases in interest expense of Ps.307 million on our sale and repurchase agreements, Ps.259 million on subordinated capital notes, Ps.199 million on bank and other loans and Ps.81 million on demand deposits. These increases were partially offset by declines in interest paid of Ps.66 million on term deposits and Ps.20 million on credit instruments issued.

Average interest-bearing liabilities increased YoY by Ps.177,317 million, or 30.0%, mainly explained by the following increases: i) Ps.75,081 million in sale and repurchase agreements; ii) Ps.46,644 million in demand deposits; iii) Ps.21,254 million in bank and other loans; iv) Ps.17,129 million in subordinated debentures; v) Ps.16,567 million in term deposits; and v) Ps.642 million in credit instruments issued.

On a sequential basis, interest expense increased 5.5%, or Ps.264 million, to Ps.5,039 million in 4Q14, from Ps.4,775 million in 3Q14, mainly reflecting increases of: i) Ps.114 million in interest paid on sale and repurchase agreements; ii) Ps.105 million in interest paid on demand deposits; and iii) Ps.52 million in interest paid on bank and other loans. These increases were partially offset by a decrease of Ps.24 million in interest paid on term deposits.

Sequentially, average interest-bearing liabilities increased by Ps.40,002 million, or 5.5%, mainly explained by the following increases: i) Ps.19,261 million in demand deposits; ii) Ps.14,002 million in sale and repurchase agreements; iii) Ps.5,637 million in bank and other loans; iv) Ps.1,903 million in credit instruments issued; and v) Ps.984 million in subordinated debentures. This was partially offset by a decrease of Ps.1,785 million in term deposits.

The average interest rate on interest-bearing liabilities decreased to 2.57% in 4Q14, or 26 bps, from 2.83% in 4Q13, and increased by 1 bp from 2.56% in 3Q14.

The Ps.5,039 million in interest expenses paid in 4Q14 is broken down as follows: sale and repurchase agreements 41.0%, term deposits 21.1%, demand deposits 17.0%, bank and other loans 9.7%, credit instruments issued 5.8% and subordinated debentures 5.4%.
Interest expense on demand deposits amounted to Ps.856 million during 4Q14, representing increases of 10.5% YoY and 14.0% sequentially. The YoY increase was mainly driven by an increase of 23.5% in the average balance of demand deposits, combined with a 16 bps decrease in the average interest rate paid.

Interest paid on time deposits declined 5.8% YoY to Ps.1,064 million. On a sequential basis, interest paid on time deposits decreased 2.2%. The YoY decrease reflects an increase of 12.1% in the average volume of term deposits together with a 52 bps decline in the average interest rate paid.

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Commission and fee income

Grupo Financiero Santander México
Commission and fee income
Millions of mexican pesos				% Variation				% Variation
Commission and fee income	4Q14	3Q14	4Q13	QoQ	YoY	12M14	12M13	14/13
Credit card	1,257	1,195	1,225	5.2	2.6	4,756	4,463	6.6
Account management	237	203	198	16.7	19.7	816	746	9.4
Collection services	455	462	405	(1.5)	12.3	1,830	1,597	14.6
Investment funds	341	351	323	(2.8)	5.6	1,369	1,310	4.5
Insurance	1,028	969	897	6.1	14.6	3,896	3,437	13.4
Purchase-sale of securities and money market transactions	187	188	181	(0.5)	3.3	833	710	17.3
Checks trading	78	74	83	5.4	(6.0)	302	323	(6.5)
Foreign trade	175	177	142	(1.1)	23.2	701	572	22.6
Financial advisory services	386	370	340	4.3	13.5	1,505	1,463	2.9
Other	206	233	204	(11.6)	1.0	850	743	14.4
Total	4,350	4,222	3,998	3.0	8.8	16,858	15,364	9.7

Commission and fee expense
Credit card	(418)	(394)	(273)	(6.1)	(53.1)	(1,451)	(966)	(50.2)
Investment funds	(16)	(17)	(12)	5.9	(33.3)	(73)	(61)	(19.7)
Insurance	(34)	(21)	(35)	(61.9)	2.9	(103)	(114)	9.6
Purchase-sale of securities and money market transactions	(155)	(75)	(62)	(106.7)	(150.0)	(406)	(176)	(130.7)
Checks trading	(9)	(8)	(9)	(12.5)	0.0	(33)	(33)	0.0
Foreign trade	0	0	0	0.0	0.0	0	(7)	100.0
Financial advisory services	(2)	(39)	(4)	94.9	50.0	(62)	(99)	37.4
Other	(352)	(329)	(293)	(7.0)	(20.1)	(1,313)	(1,027)	(27.8)
Total	(986)	(883)	(688)	(11.7)	(43.3)	(3,441)	(2,483)	(38.6)

Commission and fee income, net
Credit card	839	801	952	4.7	(11.9)	3,305	3,497	(5.5)
Account management	237	203	198	16.7	19.7	816	746	9.4
Collection services	455	462	405	(1.5)	12.3	1,830	1,597	14.6
Investment funds	325	334	311	(2.7)	4.5	1,296	1,249	3.8
Insurance	994	948	862	4.9	15.3	3,793	3,323	14.1
Purchase-sale of securities and money market transactions	32	113	119	(71.7)	(73.1)	427	534	(20.0)
Checks trading	69	66	74	4.5	(6.8)	269	290	(7.2)
Foreign trade	175	177	142	(1.1)	23.2	701	565	24.1
Financial advisory services	384	331	336	16.0	14.3	1,443	1,364	5.8
Other	(146)	(96)	(89)	(52.1)	(64.0)	(463)	(284)	(63.0)

Total	3,364	3,339	3,310	0.7	1.6	13,417	12,881	4.2

In 4Q14, net commission and fee income totaled Ps.3,364 million, representing a YoY increase of 1.6%, or Ps.54 million. This principally reflects the following YoY increases: 15.3%, or Ps.132 million, in insurance brokerage fees; 12.3%, or Ps.50 million, in collection services; 14.3%, or Ps.48 million in financial advisory; 19.7%, or Ps.39 million in account management fees; 23.2%, or Ps.33 million, in foreign trade; and 4.5%, or Ps.14 million in investment funds. These increases were partially offset by declines of 11.9%, or Ps.113 million, in credit card fees; and 73.1%, or Ps.87 million, in capital markets and securities.

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Credit card fees were impacted by costs incurred in the introduction of new credit card launches and the investment incurred in new placements through telemarketers to reach out to the open market.

Additionally, trading volumes, primary equity and fixed income offerings and project finance initiatives continued to be lower than expected, affecting capital markets and securities net commissions and fees.

Compared to 3Q14, net commission and fee income increased 0.7%, or Ps.25 million, mainly reflecting the following sequential increases: 16.0%, or Ps.53 million in financial advisory; 4.9%, or Ps.46 million in insurance brokerage fees; 4.7%, or Ps.38 million, in credit card fees; and 16.7%, or Ps.34 million, in fees from account management. These increases were mainly partially offset by a 71.7%, or Ps.81 million in capital markets and securities.

For FY14, net commission and fee income amounted to Ps.13,417 million, increasing 4.2%, or Ps.536 million YoY.

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Net gain (loss) on financial assets and liabilities

Grupo Financiero Santander México
Net gain (loss) on financial assets and liabilities
Millions of mexican pesos				% Variation				% Variation
	4Q14	3Q14	4Q13	QoQ	YoY	12M14	12M13	14/13
Valuation
Foreign exchange	(101)	24	(2)	(520.8)	(4,950.0)	(101)	(36)	(180.6)
Derivatives	3,331	68	(701)	4,798.5	575.2	3,909	(4,084)	195.7
Shares	(71)	(27)	102	(163.0)	(169.6)	(118)	(483)	75.6
Debt instruments	(238)	(238)	(47)	0.0	(406.4)	471	383	23.0
Valuation result	2,921	(173)	(648)	1,788.4	550.8	4,161	(4,220)	198.6

Purchase / sale of securities
Foreign exchange	(566)	(230)	(446)	(146.1)	(26.9)	(689)	(58)	(1,087.9)
Derivatives	(2,044)	785	1,001	(360.4)	(304.2)	(938)	7,845	(112.0)
Shares	(90)	204	304	(144.1)	(129.6)	50	199	(74.9)
Debt instruments	174	65	(109)	167.7	259.6	373	(752)	149.6
Purchase -sale result	(2,526)	824	750	(406.6)	(436.8)	(1,204)	7,234	(116.6)

Total	395	651	102	(39.3)	287.3	2,957	3,014	(1.9)

In 4Q14, Santander México reported a Ps.395 million net gain from financial assets and liabilities, compared with gains of Ps.102 million in 4Q13 and Ps.651 million in 3Q14. The net gain on financial assets and liabilities in 4Q14 is mainly explained by valuation gains of Ps.2,921 million, mainly related to derivatives, which were partially offset by trading losses of Ps.2,526 million principally related to derivatives and foreign exchange instruments.

The Ps.2,921 million valuation gain, was mainly explained by valuation gains in derivatives of Ps.3,331 million. This gain was partially offset by valuation losses of Ps.238 million, Ps.101 million and Ps.71 million in debt instruments, foreign exchange and share instruments, respectively.

The Ps.2,526 million trading loss in 4Q14, was principally driven by derivatives, foreign exchange and share instruments, which reported negative results of Ps.2,044 million, Ps.566 million and Ps.90 million, respectively. These losses were partially offset by a net trading gain of Ps.174 million in debt instruments.

For FY14, net gain from financial assets and liabilities amounted to Ps.2,957 million, decreasing 1.9%, or Ps.57 million from Ps.3,014 million in FY13.

4Q.14 | EARNINGS RELEASE | 21

Other operating income

Grupo Financiero Santander México
Other operating income
Millions of mexican pesos				% Variation				% Variation
	4Q14	3Q14	4Q13	QoQ	YoY	12M14	12M13	14/13

Recovery of previously written-off loans	733	392	661	87.0	10.9	2,164	2,155	0.4
Profit from the sale of real property	5	0	2	0.0	150.0	7	5	40.0
Cancellation of liabilities and reserves	60	60	61	0.0	(1.6)	239	292	(18.2)
Interest on personnel loans	27	26	29	3.8	(6.9)	111	122	(9.0)
Allowance for losses on foreclosed assets	(7)	(6)	(29)	(16.7)	75.9	(40)	(38)	(5.3)
Profit from sale of foreclosed assets	72	116	50	(37.9)	44.0	478	162	195.1
Technical advisory services	7	4	24	75.0	(70.8)	19	93	(79.6)
Portfolio recovery legal expenses and costs	(220)	(194)	(163)	(13.4)	(35.0)	(728)	(507)	(43.6)
Write-offs and bankruptcies	(146)	(178)	(231)	18.0	36.8	(654)	(651)	(0.5)
Provision for legal and tax contingencies	(62)	(34)	(60)	(82.4)	(3.3)	(227)	(145)	(56.6)
IPAB ("Indemnity") provisions and payments	(1)	(2)	(1)	50.0	0.0	(6)	(9)	33.3
Result on sale of loan portfolio	6	7	0	(14.3)	0.0	(100)	0	0.0
Others	59	49	64	20.4	(7.8)	172	247	(30.4)

Total	533	240	407	122.1	31.0	1,435	1,726	(16.9)

Other operating income in 4Q14 totaled Ps.533 million, up from Ps.407 million in 4Q13 and Ps.240 million in 3Q14.

The YoY and QoQ increases are mainly explained by higher recoveries of previously written-off loans.

For FY14, other operating income amounted to Ps.1,435 million, decreasing 16.9%, or Ps.291 million from Ps.1,726 million in FY13. This decrease is mainly explained by an increase in portfolio recovery legal expenses and costs, as well as higher provisions for legal and tax contingencies which were partially offset by profits from sale of foreclosed assets.

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Administrative and promotional expenses

Administrative and promotional expenses consist of personnel costs such as payroll and benefits, promotion and advertising expenses, and other general expenses. Personnel expenses consist mainly of salaries, social security contributions, bonuses and our long-term incentive plan for our executives. Other general expenses mainly consist of: expenses related to technology and systems, administrative services, which are mainly services outsourced in the areas of information technology, taxes and duties, professional fees, contributions to bank savings protection system (IPAB), rental of properties and hardware, advertising and communication, surveillance and cash courier services and expenses related to maintenance, conservation and repair, among others.

Grupo Financiero Santander México
Administrative and promotional expenses
Millions of mexican pesos				% Variation				% Variation
	4Q14	3Q14	4Q13	QoQ	YoY	12M14	12M13	14/13
Salaries and employee benefits	2,886	2,729	2,318	5.8	24.5	10,816	6,783	59.5
Credit card operation	77	59	54	30.5	42.6	285	260	9.6
Professional fees	166	58	227	186.2	(26.9)	437	501	(12.8)
Leasehold	393	421	327	(6.7)	20.2	1,622	1,415	14.6
Promotional and advertising expenses	162	94	208	72.3	(22.1)	564	589	(4.2)
Taxes and duties	167	339	395	(50.7)	(57.7)	1,184	1,236	(4.2)
Technology services (IT)	578	605	633	(4.5)	(8.7)	2,404	2,194	9.6
Depreciation and amortization	409	429	406	(4.7)	0.7	1,682	1,619	3.9
Contributions to bank savings protection system (IPAB)	508	490	415	3.7	22.4	1,887	1,544	22.2
Cash protection	109	163	155	(33.1)	(29.7)	589	605	(2.6)
Others	604	551	592	9.6	2.0	2,350	2,323	1.2

Total	6,059	5,938	5,730	2.0	5.7	23,820	19,069	24.9

Administrative and promotional expenses in 4Q14 amounted to Ps.6,059 million, compared to Ps.5,938 million in 3Q14 and Ps.5,730 million in 4Q13, increasing 5.7%. The YoY comparison is affected by the extraordinary non-cash benefit related to a regulatory change in employee profit sharing (EPS) future payments that occurred in 4Q13 that affected expenses from salaries and employees. Excluding this item, expenses were up 1.1% YoY, principally reflecting the following increases: Ps.369 million in salaries and employee benefits, Ps.93 million in contributions to bank savings protection system (IPAB) and Ps.66 million in leaseholds. These increases were partially offset by decreases of: Ps.228 million in taxes and duties, Ps.61 million in professional fees and Ps.55 million in technology services.

Under Mexican accounting standards, expenses include the deposit insurance fee (or IPAB), this expense increased 22%, or Ps.93 million reflecting growtn of the deposit base and the subordinated debt.

On a sequential basis, administrative and promotional expenses remained relatively stable growing 2.0%, or Ps.121 million, principally reflecting increases of Ps.157 million in salaries and employee benefits, Ps.108 million in professional fees, Ps.68 million in promotional and advertising, Ps.53 million in other expenses and Ps.18 million in contributions to bank savings protection system (IPAB). These increases were partially offset by

4Q.14 | EARNINGS RELEASE | 23

declines of: Ps.172 million in taxes and duties, Ps.54 million in cash protection services, Ps.28 million in leaseholds, Ps.27 million in technology services and Ps.20 million in depreciation and amortization expenses.

Expenses reflect effective cost management that translates in an optimized operating structure which contributes to mitigate costs resulting from the investment in strategic businesses, new branches and inflation.

The efficiency ratio for 4Q14 stood at 43.0%, which compares to 41.1%* in 4Q13 and remained stable from the 43.0% reported in 3Q14, while the recurrence ratio was 60.6%, below the 62.4%* reported in 4Q13 and the 61.0% in 3Q14.

* Excluding the non-comparable item that affected expenses in 2013.

Income Taxes

In 4Q14 Santander México reported a tax expense of Ps.895 million compared to a tax credit of Ps.293 million in 4Q13, and a tax expense of Ps.782 million in 3Q14.

The effective tax rate for the quarter was 19.0%. In a cumulative basis, the effective tax rate for FY14 was 19.2%, 6.1 pp higher than the 13.1% reported in FY13.

4Q.14 | EARNINGS RELEASE | 24

Capitalization and ROAE

Banco Santander México
Capitalization
Millions of Mexican Pesos	4Q14	3Q14	4Q13
Tier 1	76,697	77,945	69,409
Tier 2	19,820	17,720	17,122
Total capital	96,517	95,665	86,531

Risk-weighted assets
Credit risk	406,832	389,339	346,194
Credit, market and operational risk	596,952	570,138	542,892

Credit risk ratios:
Tier 1 (%)	18.8	20.0	20.0
Tier 2(%)	4.9	4.6	5.0
Capitalization ratio (%)	23.7	24.6	25.0

Total capital ratios:
Tier 1(%)	12.9	13.7	12.8
Tier 2 (%)	3.3	3.1	3.1
Capitalization ratio (%)	16.2	16.8	15.9
Banco Santander Mexico’s preliminary capital ratio at period end 4Q14 was 16.2%, compared to 15.9% at period end 4Q13 and 16.8% at period end 3Q14. The 16.2% capital ratio was comprised of 12.9% Tier 1 and 3.3% Tier 2. Note that the capital ratio at period end reflects a Ps.3,473 million cash dividend payment, equivalent to 50% of net income for the first half of the year which was paid in December 2014.

As of November 2014, Banco Santander México is classified within Category 1 in accordance with Article 134bis of the Mexican Banking Law, and remains in this category as per the preliminary results dated December 2014, which is the most recent available analysis.

4Q14 reported ROAE was 14.0%, versus 21.7% in 4Q13 and 13.6% in 3Q14. ROAE in 4Q13 was positively affected by the non-comparable items explained before. Excluding these items, ROAE in 4Q13 would have been 16.6%.

4Q.14 | EARNINGS RELEASE | 25

RELEVANT EVENTS & REPRESENTATIVE ACTIVITIES AND TRANSACTIONS

Relevant Events
Ordinary Shareholders’ Meeting
On November 27, 2014 Santander México held an Ordinary Shareholders’ Meeting in which, among other items, it approved the payment of a cash dividend to shareholders, from retained earnings for the amount of Ps.3,473 million which was paid on December 29, 2014.

Santander México reaches agreement to acquire a consumer loan portfolio from Scotiabank Mexico.
On November 25, 2014 Santander México announced it agreed to acquire a consumer loan portfolio of approximately Ps.4.1 billion from Scotiabank Inverlat. The transaction is expected to close during 1Q15, and is subject to completion of documentation, approval from the Mexican Federal Competition Commission and other customary closing conditions.

Representative Activities
Santander México launched a co-branded credit card with DELTA
On November 18, 2014, Santander México and Delta launched the Santander-Delta credit card, in its Gold and Platinum editions. This allows Santander México to strengthen its position in the travel sector, positioning the bank as a strong competitor to other players that offer co-branded cards with airlines. Customers choosing this card will obtain exclusive benefits from the SkyMiles loyalty program, as well as miles for billing, welcome bonus and boarding priority .

Santander México establishes alliance with MasterCard and 7-Eleven
On November 11, 2014 Santander México announced that it formed an alliance with MasterCard and the 7-Eleven convenienience stores to establish correspondent banking services in Mexico. This alliance allows Santander México to provide banking services to its customers through the more than 1,700 stores that 7-Eleven has throughout Mexico.

Representative Transactions
Santander México acted as financial advisor in “Los Ramones Sur” project
Santander México acted as financial advisor in “Los Ramones Sur” project, structuring a US$864.7 million senior loan with a 20-year term, as well as a Ps.1,200 million line of credit specifically designed to meet the requirements of VAT (Value Added Tax) resulting from project implementation. The sponsors of the project are PMI Holdings and TAG Pipelines (Pemex's companies) and GDF Suez.

Santander México as structuring agent and joint bookrunner for PEMEX
Santander México acted as structuring agent and joint bookrunner in a 5 year, Ps.20 billion new revolving "Back Stop" loan for PEMEX, to fund activities related to its operating expenses, with a ticket for Ps.5 billion.

4Q.14 | EARNINGS RELEASE | 26

Santander México acted as lead bookrunner on a club loan for CEMEX

Santander México participated as lead bookrunner for Cemex’s US$1.35 billion club loan, with the participation of nine banks and commitments of US$ 150 million. Resources are intended for partial prepayment of Cemex’s 2012 Financing Agreement.

Santander México acted as joint lead arranger & bookrunner in a syndicated loan for America Móvil
Santander México acted as joint lead arranger & bookrunner in a US$2.5 billion 5-year syndicated loan for América Móvil in a R/T back stop line, with the participation of 21 banks.

Santander México acted as leading underwriter  in the initial public offering (IPO) of Rotoplas Group
Santander México participated as leading underwriter for the US$4,182 milion Initial Public Offering (IPO) of Rotoplas Group in the local and international markets. Proceeds will be used to develop the expansion plan of the company both in Mexico and abroad.

Santander México acted underwriter in CFE’s senior debt issuance
Santander México participated as underwriter in CFE’s Ps.15 billion senior debt issuance, composed of two tranches: Ps.5.5 billion due 2019 and another tranche of Ps.9.5 billion due 2025.

Santander México acted as underwriter of a senior debt issuance by Red de Carreteras de Occidente
Santander Mexico participated as underwriter of Red de Carreteras de Occidente’s Ps.4.4 billion senior debt issuance due 2030.

Santander México acted as underwriter of a subordinated debt issuance by Ingenieros Civiles Asociados (ICA)
Santander México participated as underwriter of a Ps.1,747 million subordinated debt issuance due 2047 by ICA for the construction of the beltways ICA La Piedad and ICA San Luis.

Santander México acted as underwriter of Genomma Lab’s senior debt issuance
Santander México participated as underwriter of Genomma Lab’s Ps.1.5 billion senior debt issuance due 2020.

AWARDS & RECOGNITION

"Best Infrastucture Bank in México 2014" by Latin Finance

On October 5, 2014, Latin Finance magazine awarded Banco Santander as “Best Infrastructure Bank in Mexico”, aknowledging Santander México’s leadership in this segment as participant in the most relevant and innovative infrastructure transactions of the year.

This award recognizes among other factors, the best use of banking and capital markets to finance such projects, the ability of the institution to close operations and partnership with development banks to find innovative funding structures.

4Q.14 | EARNINGS RELEASE | 27

Latin Finance acknowledged that Santander has been a major player in the financing of infrastructure projects, oil, gas, and conventional and renewable energy for years, noting its active participation in more than 30 transactions over the past eight years. Thus, Santander ranks as the best positioned to support the funding opportunities that are expected to arise from the energy reform.

SUSTAINABILITY AND SOCIAL RESPONSIBILITY

Santander México committed to the children in conditions of social disadvantage

Once again Santander México commits in favor of children in conditions of social disadvantage. A total of 76 projects in health, education and nutrition have been approved that will be supported during 2015.

Santander México received the award for innovation and leadership in sustainability

Santander Mexico received the Award for Innovation and Leadership in Sustainability 2014. The city of Querétaro aknowledged Santander México for its results in energy savings achieved by the Contact Center located in this city. With this award, Santander México confirms its position as an environmentally responsible company and adds another award for this building, one of the most modern in the world.

4Q.14 | EARNINGS RELEASE | 28

CREDIT RATINGS

Banco Santander México
Ratings
	Moody´s	Fitch Ratings
Global scale
Foreign currency
Long term	A3	BBB+
Short term	P-2	F2

Local currency
Long term	A3	BBB+
Short term	P-2	F2

National scale
Long term	Aaa.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Autonomous credit profile (SACP)	-	-
Rating viability (VR)	-	bbb+
Support	-	2
Financial strength	C-	-
Standalone BCA	baa1	-
Outlook	Stable	Stable

Last publication:	20-Aug-14	23-May-14

International Issuances
Tier 2 Subordinated Capital Notes due 2024	Baa3	BB+
Long-term senior unsecured global notes due 2022	A3	BBB+

Santander Vivienda (formerly ING Hipotecaria)
	Moody’s	Fitch Ratings
National scale
Long Term	----	AAA (mex)

Short Term	----	F1+ (mex)

Notes HICOAM 07

Global Scale
Local currency
Long Term	A3	----

National scale
Long Term	Aaa.mx	AAA(mex)

Standalone BCA	b1	----

Outlook	Stable	Stable

Last publication:	20-Aug-14	23-may-14

4Q.14 | EARNINGS RELEASE | 29

Brokerage - Casa de Bolsa Santander
Ratings
	Moody´s	Fitch Ratings
Global scale
National scale
Long term	A3	_
Short term	Prime-2	_

National scale
Long term	Aaa.mx	AAA(mex)
Short term	Mx-1	F1+(mex)

Standalone BCA	b1	----
Outlook	Stable	Stable

Last publication:	17-Dec-13	23-May-14

Note:
BFSR = Bank Financial Strength Rating
BCA = Baseline Credit Assessments
VR = Viability Ratings
SACP = Stand Alone Credit Profiles

4Q.14 | EARNINGS RELEASE | 30

4Q14 EARNINGS CALL DIAL-IN INFORMATION
Date:	Tuesday, February 3, 2015

Time:	09:00 AM (MCT); 10:00 AM (US ET)

Dial-in Numbers:	1-888-264-8943 US & Canada; 1-913-312-1385 International & Mexico

Access Code:	1967330

Webcast:	https://viavid.webcasts.com/starthere.jsp?ei=1045618

Replay:	Starting on Tuesday, February 3, 2015 at 1:00 pm US ET (12:00 pm MCT), and ending on Tuesday, February 10, 2014 at 11:59 pm US ET (10:59 pm MCT)

Dial-in number: 1-877-870-5176 US & Canada; 1-858-384-5517 International & Mexico

Access Code: 1967330

ANALYST COVERAGE

Actinver, Bank of America Merrill Lynch, Barclays, BBVA Bancomer, Bradesco,  Brasil Plural, Citi, Credit Suisse, Deutsche Bank, EVA Dimensions,  Finamex , GBM, Goldman Sachs, HSBC, Independent Research , Interacciones, JP Morgan, Moneda, Monex Casa de Bolsa , Morgan Stanley, Morningstar , Nau Securities, Nomura, Scotiabank, Signum Research, UBS and Vector.

Santander México is covered by the aforementioned analysts. Please note that any opinions, estimates or forecasts regarding the performance of Santander México issued by these analysts reflect their own views, and therefore do not represent the opinions, estimates or forecasts of Santander México or its management. Although Santander México may refer to or distribute such statements, this does not imply that Santander México agrees with or endorses any information, conclusions or recommendations included therein.

DEFINITION OF RATIOS
ROAE: Annualized net income divided by average equity

EFFICIENCY: Annualized administrative and promotional expenses divided by annualized gross operating income (before administrative and promotional expenses and allowances).

RECURRENCY: Annualized net fees divided by annualized administrative and promotional expenses (net of amortizations and depreciations).

NIM: Financial margin divided by daily average interest earnings assets.

COST OF RISK: Annualized provisions for loan losses divided by average loan portfolio

Note:
•	Annualized figures consider 12M14 cumulative results
•	Average figures are calculated using 4Q13 and 4Q14

4Q.14 | EARNINGS RELEASE | 31

ABOUT GRUPO FINANCIERO SANTANDER MÉXICO, S.A.B. DE C.V. (NYSE: BSMX; BMV: SANMEX)
Grupo Financiero Santander México, S.A.B. de C.V. (Santander México), one of Mexico’s leading financial services holding companies, provides a wide range of financial and related services, including retail and commercial banking, securities brokerage, financial advisory and other related investment activities. Santander México offers a multichannel financial services platform focused on mid- to high-income individuals and small- to medium-sized enterprises, while also providing integrated financial services to larger multinational companies in Mexico. As of December 31, 2014, Santander México had total assets of Ps.937.4 billion under Mexican Banking GAAP and more than 11 million customers. Headquartered in Mexico City, the Company operates 1,081 branches and 265 offices nationwide and has a total of 16,428 employees.

We, the undersigned under oath to tell the truth declare that, in the area of our corresponding functions, we prepared the information on Grupo Financiero Santander contained in this quarterly report, which to the best of our knowledge reasonably reflects its situation.

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director – Controller	Executive Director of Internal Audit

The financial information presented in this report has been obtained from the non-audited financial statements prepared in accordance with the General Nature Provisions applicable to Holding Corporations of Financial Groups which are subject to the supervision of the National Banking and Securities Commission on accounting procedures, published in the Federal Official Gazette on January 31, 2011.  The exchange rate used to convert foreign currency transactions to pesos is Ps.14.7414.

INVESTOR RELATIONS CONTACT
Héctor Chávez Lopez – Managing Director - IRO
+ 52 (55) 5269-1925
hchavez@santander.com.mx
Gerardo Freire Alvarado – Executive Director of Investor Relations
+ 52 (55) 5269-1827 / + 52 (55) 5269-1828
gfreire@santander.com.mx
Investor Relations Team
investor@santander.com.mx                                                                          www.santander.com.mx

LEGAL DISCLAIMER
Grupo Financiero Santander México cautions that this report may contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be found in various places throughout this report and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation; exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward-looking statements represent our judgment and future expectations

4Q.14 | EARNINGS RELEASE | 32

concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de Mexico); inflation; deflation; unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes; changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other factors indicated in our  annual report20F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.

Note: The information contained in this report is not audited. Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in nominal terms. Historical figures are not adjusted for inflation.

4Q.14 | EARNINGS RELEASE | 33

Grupo Financiero Santander México

▪	Consolidated Balance Sheet

▪	Consolidated Statement of Income

▪	Consolidated Statement of Changes in Stockholders’ Equity

▪	Consolidated Statement of Cash Flows

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

4Q.14 | EARNINGS RELEASE | 34

Grupo Financiero Santander México
Consolidated balance sheet
Millions of mexican pesos				2014				2013
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Assets

Funds available	101,198	97,474	91,384	94,408	89,654	72,419	84,994	102,461

Margin accounts	2,855	3,203	3,392	2,894	3,265	3,664	3,134	3,830

Investment in securities	203,455	231,705	219,044	218,047	170,244	187,456	219,869	201,150
Trading securities	114,936	156,247	143,491	149,772	103,503	127,070	160,761	158,619
Securities available for sale	83,057	70,038	70,175	62,944	61,455	55,132	53,908	37,384
Securities held to maturity	5,462	5,420	5,378	5,331	5,286	5,254	5,200	5,147

Debtors under sale and repurchase agreements	5,186	10,689	10,471	8,413	35,505	19,069	8,906	21,148

Derivatives	97,284	73,888	88,209	73,878	73,619	75,844	72,042	94,565
Trading purposes	92,544	72,891	87,566	73,422	73,319	75,691	71,810	94,178
Hedging purposes	4,740	997	643	456	300	153	232	387
Valuation adjustment for hedged financial assets	(44)	(65)	85	29	4	125	64	246
Performing loan portfolio
Commercial loans	274,438	256,496	261,976	236,610	227,636	228,337	220,224	213,471
Commercial or business activity	212,933	204,255	205,210	189,995	187,903	196,431	188,480	175,379
Financial entities loans	5,580	5,226	5,901	3,859	2,246	1,912	779	451
Government entities loans	55,925	47,015	50,865	42,756	37,487	29,994	30,965	37,641
Consumer loans	72,459	70,917	69,372	67,069	66,609	65,400	63,464	61,906
Mortgage loans	101,189	97,698	94,655	91,739	86,644	74,297	72,787	70,448
Total performing loan portfolio	448,086	425,111	426,003	395,418	380,889	368,034	356,475	345,825

Non-performing loan portfolio
Commercial loans	8,891	8,709	7,152	6,910	7,280	5,608	3,899	1,823
Commercial or business activity	8,889	8,709	7,152	6,909	7,280	5,608	3,899	1,815
Financial entities loans	0	0	0	1	0	0	0	8
Government entities loans	2	0	0	0	0	0	0	0
Consumer loans	3,165	2,755	2,933	2,895	2,696	2,668	2,606	2,261
Mortgage loans	5,399	4,900	4,587	4,126	4,067	2,485	2,380	2,358
Total non-performing portfolio	17,455	16,364	14,672	13,931	14,043	10,761	8,885	6,442
Total loan portfolio	465,541	441,475	440,675	409,349	394,932	378,795	365,360	352,267

Allowance for loan losses	(16,951)	(16,631)	(16,397)	(16,081)	(16,222)	(15,779)	(15,989)	(11,954)
Loan portfolio (net)	448,590	424,844	424,278	393,268	378,710	363,016	349,371	340,313
Acrrued income receivable from securitization transactions	127	127	128	127	124	0	0	0
Other receivables (net)	51,358	62,458	55,768	51,343	43,143	58,884	71,058	73,886
Foreclosed assets (net)	358	328	357	344	425	140	126	136
Property, furniture and fixtures (net)	5,268	4,699	4,664	4,704	4,773	4,328	4,113	4,058
Long-term investment in shares	153	135	112	162	145	122	117	167
Deferred taxes and deferred profit sharing (net)	16,819	17,985	17,953	18,067	18,088	16,998	14,672	11,049

Deferred charges, advance payments and intangibles	4,579	3,850	3,971	4,085	4,173	3,867	3,823	3,875
Other	198	203	200	206	202	178	175	169

Discontinued operations assets	0	0	0	0	0	887	745	712

Total assets	937,384	931,523	920,016	869,975	822,074	806,997	833,209	857,765

4Q.14 | EARNINGS RELEASE | 35

Grupo Financiero Santander México
Consolidated balance sheet
Millions of mexican pesos

				2014				2013
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar

Liabilities

Deposits	486,652	464,071	447,680	423,375	430,921	414,963	404,712	410,825
Demand deposits	294,085	285,861	259,046	255,062	257,892	240,947	218,606	226,503
Time deposits – general public	133,706	113,322	120,592	122,896	120,160	129,344	130,599	124,871
Time deposits – money market	31,833	38,960	45,470	23,123	26,616	19,233	29,498	23,546
Credit instruments issued	27,028	25,928	22,572	22,294	26,253	25,439	26,009	35,905

Bank and other loans	54,945	47,472	42,492	42,854	45,380	29,688	27,086	31,094
Demand loans	3,065	5,453	9,000	7,014	4,341	6,506	9,659	9,075
Short-term loans	27,470	20,561	18,396	17,537	19,377	16,174	15,513	19,726
Long-term loans	24,410	21,458	15,096	18,303	21,662	7,008	1,914	2,293

Creditors under sale and repurchase agreements	104,102	118,054	127,905	114,581	77,132	108,890	127,376	116,299

Collateral sold or pledged as guarantee	14,077	14,968	9,654	17,956	12,339	8,745	18,316	18,130
Securities loans	14,077	14,968	9,654	17,956	12,339	8,745	18,316	18,130

Derivatives	99,168	76,404	90,416	74,146	73,425	75,725	73,498	92,751
Trading purposes	94,779	74,654	86,500	71,705	72,033	73,955	72,264	91,132
Hedging purposes	4,389	1,750	3,916	2,441	1,392	1,770	1,234	1,619

Other payables	53,112	87,405	82,067	81,068	70,579	67,268	79,311	84,819
Income taxes payable	10	11	13	7	807	148	180	284
Employee profit sharing payable	221	171	130	277	233	272	97	83
Creditors from settlement of transactions	24,516	52,452	45,139	55,583	28,687	40,906	52,312	62,970
Payable for cash collateral received	6,033	3,745	3,941	4,370	4,944	4,781	4,215	6,158
Sundry creditors and other payables	22,332	31,026	32,844	20,831	35,908	21,161	22,507	15,324

Subordinated credit notes	19,446	17,456	17,192	17,043	16,824	0	0	0

Deferred revenues and other advances	498	589	698	846	773	838	919	1,011

Discontinued operations	0	0	0	0	0	386	294	317

Total liabilities	832,000	826,419	818,104	771,869	727,373	706,503	731,512	755,246

Paid-in capital	48,140	48,170	48,170	48,165	48,128	47,908	47,881	47,776
Capital stock	36,357	36,357	36,357	36,357	36,357	36,357	36,357	36,357
Share Premium	11,783	11,813	11,813	11,808	11,771	11,551	11,524	11,419

Other capital	57,244	56,934	53,742	49,941	46,573	52,586	53,816	54,743
Capital reserves	1,944	1,944	1,944	1,851	1,851	1,851	1,851	349
Retained earnings	41,553	45,005	44,990	45,140	24,240	36,190	43,369	48,979
Result from valuation of available for sale securities, net	(543)	(225)	203	(422)	(427)	(99)	(215)	762
Result from valuation of cash flow hedge instruments, net	266	10	(350)	104	24	(108)	(59)	(74)
Net income	14,014	10,190	6,946	3,259	20,876	14,742	8,860	4,717
Non-controlling interest	10	10	9	9	9	10	10	10
Total stockholders´equity	105,384	105,104	101,912	98,106	94,701	100,494	101,697	102,519

Total liabilities and stockholders´ equity	937,384	931,523	920,016	869,975	822,074	806,997	833,209	857,765

4Q.14 | EARNINGS RELEASE | 36

Grupo Financiero Santander México
Consolidated balance sheet
Millions of mexican pesos
				2014				2013
	Dec	Sep	Jun	Mar	Dec	Sep	Jun	Mar
Memorandum accounts

For third parties

Current client account
Client Banks	90	66	88	86	100	81	675	56
Liquidation of client transactions	235	(109)	(21)	(323)	589	(364)	(1,245)	(47)
Dividends on behalf of clients	1	1	1	0	0	1	1	1

Custody services
Assets under custody	128,035	172,370	262,330	288,930	267,977	255,157	579,068	290,289

Transactions on behalf of third parties
Sale and repurchase agreements	19,274	40,202	32,870	57,553	58,432	55,615	71,235	38,874
Security loans on behalf of clients	994	905	918	829	528	946	1,121	1,201
Collaterals received as guarantee on behalf of clients	267,097	245,112	235,791	240,524	237,455	240,592	2,023	28,283
Acquisition of derivatives	218,711	200,734	226,708	237,635	246,684	253,974	267,400	291,038
Sale of derivatives	244,042	268,444	288,587	325,240	365,134	425,602	479,013	526,154

Total on behalf of third parties	878,479	927,725	1,047,272	1,150,474	1,176,899	1,231,604	1,399,291	1,175,849

Proprietary record accounts

Contingent assets and liabilities	492	2,047	326	448	561	848	615	827

Credit commitments
Trusts	135,497	133,983	135,503	132,085	136,419	125,762	123,172	127,435
Mandates	247	290	277	265	274	1,627	1,612	1,596

Assets in custody or under administration	3,193,157	3,406,089	3,298,168	3,757,406	3,556,322	3,682,981	4,006,969	3,567,360

Credit commitments	132,353	159,145	153,560	158,421	158,521	150,895	155,912	155,483

Collateral received	51,680	98,230	56,094	93,842	99,277	73,667	60,377	154,943

Collateral received and sold or pledged as guarantee	26,794	70,679	33,660	66,869	50,891	45,016	31,663	115,180

Uncollected interest earned on past due loan portfolio	1,427	1,708	1,704	2,078	1,229	1,473	1,447	1,414

Other record accounts	690,975	612,167	606,796	560,285	544,290	550,281	533,246	512,526

Total	4,232,622	4,484,338	4,286,088	4,771,699	4,547,784	4,632,550	4,915,013	4,636,764

4Q.14 | EARNINGS RELEASE | 37

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Director - Controller	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

4Q.14 | EARNINGS RELEASE | 38

Grupo Financiero Santander México
Consolidated statement of income
Millions of mexican pesos

					2014					2013
	12M	4Q	3Q	2Q	1Q	12M	4Q	3Q	2Q	1Q
Interest income	57,124	14,838	14,299	14,345	13,642	55,136	13,663	13,664	14,201	13,608
Interest expense	(19,546)	(5,039)	(4,775)	(5,083)	(4,649)	(19,106)	(4,279)	(4,553)	(5,302)	(4,972)
Net interest income	37,578	9,799	9,524	9,262	8,993	36,030	9,384	9,111	8,899	8,636

Provisions for loan losses	(14,289)	(3,334)	(3,814)	(3,672)	(3,469)	(12,852)	(3,598)	(3,102)	(3,348)	(2,804)
Net interest income after provisions for loan losses	23,289	6,465	5,710	5,590	5,524	23,178	5,786	6,009	5,551	5,832

Commission and fee income	16,858	4,350	4,222	4,225	4,061	15,364	3,998	3,894	3,650	3,822
Commission and fee expense	(3,441)	(986)	(883)	(934)	(638)	(2,483)	(688)	(593)	(598)	(604)
Net gain (loss) on financial assets and liabilities	2,957	395	651	1,358	553	3,014	102	555	1,308	1,049
Other operating income	1,435	533	240	302	360	1,726	407	449	475	395
Administrative and promotional expenses	(23,820)	(6,059)	(5,938)	(5,921)	(5,902)	(19,069)	(5,730)	(2,737)	(5,314)	(5,288)
Operating income	17,278	4,698	4,002	4,620	3,958	21,730	3,875	7,577	5,072	5,206

Equity in results of associated companies	78	21	24	16	17	82	24	16	27	15

Operating income before income taxes	17,356	4,719	4,026	4,636	3,975	21,812	3,899	7,593	5,099	5,221

Current income taxes	(2,133)	71	(624)	(818)	(762)	(4,897)	139	(1,030)	(2,938)	(1,068)
Deferred income taxes (net)	(1,208)	(966)	(158)	(130)	46	2,045	154	(732)	2,107	516

Income from continuing operations	14,015	3,824	3,244	3,688	3,259	18,960	4,192	5,831	4,268	4,669

Discontinued operations	0	0	0	0	0	1,918	1,943	51	(124)	48

Consolidated net income	14,015	3,824	3,244	3,688	3,259	20,878	6,135	5,882	4,144	4,717

Non-controlling interest	(1)	0	0	(1)	0	(2)	(1)	0	(1)	0
Net income	14,014	3,824	3,244	3,687	3,259	20,876	6,134	5,882	4,143	4,717

4Q.14 | EARNINGS RELEASE | 39

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

4Q.14 | EARNINGS RELEASE | 40

Grupo Financiero Santander México
Consolidated statements of changes in stockholders’ equity
From January 1st to December 31, 2014
Millions of mexican pesos
	Paid-in capital		Other capital
CONCEPT	Capital stock	Additional paid-in capital	Capital reserves	Retained earnings	Result from valuation of securities available for sale, net	Result from the valuation of cash flow hedge instruments	Net income	Non-controlling interest	Total stockholders' equity

BALANCE AS OF DECEMBER 31, 2013	36,357	11,771	1,851	24,240	(427)	24	20,876	9	94,701
MOVEMENTS INHERENT TO THE SHAREHOLDERS' DECISIONS
Transfer of prior year's net income			93	20,783			(20,876)		0
Dividends declared				(3,473)					(3,473)
TOTAL	0	0	93	17,310	0	0	(20,876)	0	(3,473)
MOVEMENTS INHERENT TO THE RECOGNITION OF THE COMPREHENSIVE INCOME
Result from valuation of available for sale securities, net					(116)				(116)
Result from valuation of cash flow hedge instruments, net						242			242
Recognition of share-based payments		(74)							(74)
Shares held by treasury		86		4					90
Recoveries of allowance for loan losses previously applied to retained earnings				20					20
Cumulative effect of change in methodology for measuring allowance for loan losses with respect to financial entities loans portfolio				(58)					(58)
Share of comprehensive income of associated companies accounted by the equity method				37					37
Net income							14,014	1	14,015
TOTAL	0	12	0	3	(116)	242	14,014	1	14,156
BALANCE AS OF DECEMBER 31, 2014	36,357	11,783	1,944	41,553	(543)	266	14,014	10	105,384

4Q.14 | EARNINGS RELEASE | 41

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

4Q.14 | EARNINGS RELEASE | 42

Grupo Financiero Santander México
Consolidated statement of cash flows
From January 1st to December 31, 2014
Millions of mexican pesos

OPERATING ACTIVITIES
Net income		14,014
Adjustment for line items that do not require cash flows
Result from valuation associated with operating activities	(259)
Equity in income of associates	(78)
Depreciation of property, furniture and fixtures	784
Amortization of intangible assets	897
Recognition of share-based payments	(74)
Current and deferred income taxes	3,341
Deferred employee profit sharing	30	4,641
		18,655

OPERATING ACTIVITIES
Margin accounts		410
Investment in securities		(33,143)
Debtors under sale and repurchase agreements		30,319
Derivatives-asset		(23,234)
Loan portfolio-net		(69,963)
Accrued income receivable from securitization transactions		(3)
Foreclosed assets		67
Other operating assets		(6,958)
Deposits		55,731
Bank and other loans		9,565
Creditors under sale and repurchase agreements		26,970
Collateral sold or pledged as guarantee		1,738
Derivatives-liability		25,743
Other operating liabilities		(17,276)
Payments of income taxes		(4,104)

Net cash provided by (used in) operating activities		14,517

INVESTING ACTIVITIES
Proceeds from disposal of property, furniture and fixtures		8
Payments for acquistion of property, furniture and fixtures		(1,280)
Cash dividends received		70
Payments for acquisition of intangible assets		(1,226)

Net cash provided by (used in) investing activities		(2,428)

FINANCING ACTIVITIES
Cash payment of dividends		(3,473)
Recovery of reserves previously applied to retained earnings		20

Net cash used in financing activities		(3,453)

Net increase in cash and cash equivalents		8,636

Adjustment to cash flows for changes in exchange rate		2,908

Funds available at the beginning of the year		89,654

Funds available at the end of the year		101,198

4Q.14 | EARNINGS RELEASE | 43

These consolidated financial statements were approved by the Board of Directors and signed on its behalf by

MARCOS A. MARTÍNEZ GAVICA	PEDRO JOSÉ MORENO CANTALEJO

Executive President and Chief Executive Officer	Vice President of Administration and Finance

EMILIO DE EUSEBIO SAIZ	JESÚS GONZÁLEZ DEL REAL	JUAN RAMÓN JIMÉNEZ LORENZO

Deputy General Director of Intervention and Control Management	Executive Vice President of Accounting	Executive Director of Internal Audit

The accompanying notes are part of these consolidated financial statements

www.santander.com.mx

4Q.14 | EARNINGS RELEASE | 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF GRUPO FINANCIERO SANTANDER MÉXICO

▪	Significant accounting policies

▪	Earnings per share

▪	Consolidated balance sheet and consolidated income statement by segment

▪	Annex 1. Loan portfolio rating

▪	Annex 2. Financial ratios according to CNBV

▪	Notes to consolidated financial statements

The information contained in this report and the financial statements of the Group’s subsidiaries may be consulted on the Internet website: www.santander.com.mx or through the following direct access:

http://www.santander.com.mx/ir/english/financial/quarterly.html

There is also information on Santander on the CNBV Website: www.cnbv.gob.mx

4Q.14 | EARNINGS RELEASE | 45

Significant accounting policies

The significant accounting policies applied by Santander Mexico are in conformity with the accounting criteria established by the Mexican National Banking and Securities Commission (CNBV or the Commission) in the General Provisions Applicable to Financial Groups, Credit Institutions, Brokerage House and Regulated Multiple Purpose Financing Entities (Provisions), in its circulars and in general and specific official mandates, which require that management make certain estimates and utilize certain assumptions to determine the valuation of items included in the consolidated financial statements and to make required disclosures. Although the actual results may differ, management believes that the estimates and assumptions utilized were appropriate under the circumstances.

Based on accounting criterion A-1 (Basic scheme of the set of accounting criteria applicable to credit institutions) of the Commission, the accounting of the Financial Group shall be in conformity with Mexican Financial Reporting Standards (MFRS) as promulgated by the Mexican Board of Financial Reporting Standards (CINIF), except when the Commission believes that a specific regulation or accounting treatment should be applied on the basis that the institutions its rules carry out specialized operations.

Changes in accounting policies

Changes in the Accounting Criteria of the Commission

Changes during the year 2014

On March 26, 2014, the Commission made certain amendments to the methodology for determining the allowance for loan losses under Article 75 in relation to subsections II and III of Article 224 of the Bankruptcy Act, and with regards to these loans as specified by subsection VIII of Article 43 of this Act, to continue to receive payments. This derived from the modification of the Bankruptcy Act which occurred on January 10, 2014.

Additionally, the Commission published in the Federal Official Gazette on September 24, 2014 amendments to Accounting Criterion B-6, “Loan credit portfolio” in order to make it consistent with the changes to the methodology in the allowance for loan losses mentioned within the previous paragraph. These amendments took effect the day after publication.

Thus, modifications to this Accounting Criterion includes the incorporation of the definition of payment and the adaptions to the definition of non-performing loans to exclude those loans in bankruptcy but continue to receive payment in terms of the specifications of subsection VIII of Article 43 of the Bankruptcy Act, or be granted under Article 75 in relation to subsections II and III of Article 224 of the Act.

On May 19, 2014 various modifications to the accounting criteria for credit institutions were published in the Federal Official Gazette. These amendments are in response to the continuous updating of the accounting criteria of the Commission, and to achieve consistency with international accounting standards. The purpose of the Commission is to promote that credit institutions count with financial information that is transparent and comparable to the one generated in other countries. These amendments will be in effect on June 1, 2015.

Changes in the Mexican Financial Reporting Standards issued by the Mexican Board of Financial Reporting Standards applicable to the Group

As of January 1, 2014, the Group adopted the following new MFRS:

MFRS C-11, Shareholders’ equity

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MFRS C-12, Financial Instruments with liability, capital, or both characteristics

Improvement to MFRS 2014

Some of the main changes established by these standards are:

MFRS C-11, Shareholders’ Equity – The previous Bulletin C-11 established that in order for installments for future capital increases to be filed in the shareholders’ equity there must be “…a resolution in the partners’ or owners’ meeting to be applied for increases of capital stock in the future….”. This MFRS requires in addition for the price per share to be issued for such installments to be fixes and that it is established that it cannot be reimbursed prior to capitalizing, to qualify as shareholders’ equity. In addition it generically indicates when a financial instrument meets the capital characteristics to be deemed as such, given that otherwise it would be a liability.

MFRS C-12, Financial instruments with liability and capital characteristics – Establishes that the main characteristics for a financial instrument to qualify as a capital instrument is that the holder thereof is exposed to the entity’s risks and benefits, instead of having a right to collect a fix amount from the entity. The main change in the qualification of a redeemable capital instrument, such as a preferred share, consists in establishing that, as an exception, when certain conditions are met indicated in this standard, among it points out that the exercise of the redemption, can be enforced only until the liquidation of the corporation, while there is no other unavoidable payment obligation in favor of the holder, the redeemable instrument is qualified as capital. The concept of subordination is incorporated; a crucial element to this standard, given that if a financial instrument has payment or reimbursement preference before other instruments it would qualify as liability, given the existing obligation to settle it. It is allowed to classify an instrument as capital with the option to issue a fix number of shares at a fix price provided in a currency other than the functional currency of the issuer, provided the option is held by all the owners of the same class of capital instruments, proportionally to their ownership.

Improvements to MFRS 2014 –The purpose of the Improvements to the Financial Reporting Standards 2014 (Improvements to FRS 2014) is to incorporate in the MFRS changes and statements in order to establish a more adequate regulation approach.

The Improvements to MFRS are classified in those improvements that generate accounting changes in assessment, filing or disclosure of financial statements of the entities in those improvements that are amendments to the MFRS to clarify the same, that help establish a more clear and comprehensive regulation approach; given that these are clarifications, they do not generate accounting changes to the entities’ financial statements.

The Improvements to the MFRS that generate accounting changes are the following:

MFRS C-5, Prepayments – A paragraph was added to establish that when an entity purchases goods or services which payment is denominated in foreign currency and with respect to which prepayments are made to the receipt thereof, the exchange fluctuations between its functional currency and the payment currency should not affect the amount acknowledged of the early payment.

Bulletin C-15, Impairment in the value of long term assets and their disposal – Bulletin C-15 is modified to indicate that the capitalization of losses due to detriment in the value of any asset is not allowed. It is also amended to establish that general balances of previous periods that present comparatives should not be restructured for the filing of assets and liability in connection with discontinued transactions, eliminating the actual difference in connection with the provisions of the International Financial Reporting Standard (IMFRS) 5, Non-current Assets Held for Sale and Discontinued Operations.

Improvements to MFRS that do not generate accounting changes are the following:

Bulletin C-9, Liability, provisions, contingent assets and liabilities and commitments – The term “affiliate” is eliminated given that is not of international use, the term of common use currently is “related party”.

Bulletin C-15, Impairment in the value of long term assets and their disposal – The definition of the term appropriate discount rate that must be used to determine the value of required use in the detriment test is modified to clarify that such appropriate discount rated should be under real or nominal terms, depending on the financial hypothesis used in the cash flow projections.

4Q.14 | EARNINGS RELEASE | 47

Santander México had no material effect on the adoption of these new standards on its financial information.

Changes in allowance for loan losses applicable in 2014 and 2013

Methodology for determining the allowance for loan losses applicable to loans made under the Bankruptcy Act

On March 26, 2014, the Commission made certain amendments to the methodology for determining the allowance for loan losses of the commercial loan portfolio under subsections II and III of Article 224 of the Bankruptcy Act. This derived from the modification of the Bankruptcy Act which occurred on January 10, 2014.

This methodology mainly involves the consideration of the securities lodged under Article 75 of the Bankruptcy Act for determine the loss severity by applying certain adjustment factors or discount rates for each type of eligible collateral.

Santander México had no material effect on the adoption of this change in the allowance for loan losses on its consolidated financial statements at December 31, 2014.

Methodology for determining the allowance for loan losses applicable to commercial loan portfolio

On June 24, 2013, the Commission issued a Resolution that modified the methodology applicable to the classification of our commercial loans portfolio in order to change the current model of creating allowance for loan losses based on the incurred loss model to an expected loss model wherein losses of the following twelve months are estimated with the credit information that is best-suited.

The Commission stipulated the recognition in stockholders’ equity under the heading “Retained earnings” of the initial cumulative financial effect derived from the application of the new classification methodology for the commercial loan portfolio. The Commission stipulated two deadlines for the implementation of these new criteria. The first deadline is as of December 31, 2013 to determine and record the allowance for loan losses to commercial or business activity loan portfolio and the second deadline is as of June 30, 2014 for loan losses related to financial entities loan portfolio. Santander México recognized the initial cumulative financial effect derived from the application of the new classification methodology for the financial entities loan portfolio and commercial or business activity loan portfolio as of June 30, 2014 and June 30, 2013 respectively.

The initial effect resulting from the change in the rating methodology of the financial entities loan portfolio and commercial loan portfolio stipulated by the Commission originated an increased in the allowance for loan losses in the amount of Ps.83 and Ps.3,445 million respectively, which were reported in the balance sheet under the line item "Allowance for loan losses" with its corresponding debit in Stockholders' equity under the line item “Retained earnings” by the same amount. In addition, and in accordance with provisions of MFRS D-4, Income Taxes, Santander México recognized the deferred tax resulting from the initial effect derived from the change in the rating methodology of the financial entities loan portfolio and commercial loan portfolio. These were accounted for as an increase in the amount of Ps.25 and Ps.1,033 million respectively in the line item "Deferred taxes and deferred profit sharing (net)" within the balance sheet asset side with its corresponding increase in the “Retained earnings” line item within the Stockholders' equity. The effect recognized in Stockholders equity under “Retained earnings” derived from the application of the change in rating methodology of the financial entities loan portfolio and commercial loan portfolio amounted to $58 and $2,412 million respectively, net of the related deferred tax.

Special accounting criteria applicable in 2014

Special accounting criteria for loans subject to the support derived from flooding caused by the hydrometeorological phenomenon "Odile"

By memorandum No. P-110/2014 dated September 19, 2014, the Commission approved the application of special accounting criteria to provide assistance to Santander México’s debt holders who were affected by flooding and damages caused by the hydrometeorological event "Odile", the occurrence of severe rain and other disturbing natural phenomena affecting various parts of the state of Baja California Sur.

4Q.14 | EARNINGS RELEASE | 48

This loan rescheduling plans applied to those customers whose address or the payment source was located in areas that were declared as disaster areas by the Secretaría de Gobernación in the Federal Official Gazette. These supports, intended to help in the economic recovery of the affected area by implementing various measures, included:

1.
Those loans with a single payment of principal at maturity and periodic interest payments, as well as loans with a single payment of principal and interest at maturity, which were renewed or restructured were not be considered as past due in terms of the Accounting Criteria B-6, Loan Portfolio of the Commission. It was required that the new maturity to be granted did not exceed three months from the original expiration date.

This provided that the loans were performing at the date of the phenomenon and that the corresponding procedures of renewal or restructuring were completed within 120 calendar days after the date of the phenomenon.

2.
Loans with periodic payments of principal and interest, which were subject to restructuring or renewal, were considered as performing loans at the time of the renewal or the restructuring, without applying the following requirements to be classified as non-performing in accordance with the terms of the Accounting Criteria B-6, Loan Portfolio of the Commission, which consist of:

i)	Not having occurred at least 80% of the original term of the loan:

a)	The borrower has covered all of the accrued interest, and
b)	Has covered the principal of the original loan amount at the date of renewal or restructuring that should have been covered.

ii)	During the course of the final 20% of the original term of the loan:

a) Settled all accrued interest;
b) Covered the entire original loan amount at the date of renewal or restructuring that should have been covered, and
c) Covered 60% of the original loan amount.

This provided that the loans were performing at the date of the phenomenon and that the corresponding procedures for renewal or restructuring were completed within 120 calendar days after the date of the phenomenon. It was required that the new maturity is granted not more than three months from the original expiration date.

3.
Loans that from their inception were classified as revolving, which are restructured or renewed within 120 calendar days from the occurrence of the phenomenon, shall not be considered as past due in terms of the Accounting Criteria B-6, Loan Portfolio of the Commission. This benefit may not exceed three months from the original expiration date. This provided that the loans were performing portfolio at the date of the phenomenon.

4.	Loans indicated in the preceding paragraphs were considered as restructured in terms of the Accounting Criteria B-6, Loan Portfolio of the Commission.

Santander México received support requests from some of its borrowers and that were affected by the floods caused by hurricane Odile; the supports consisted in differing the expirations 60 days from the original terms. As of December 31, 2014, the credit portfolio that received these supports amounted to Ps.170 million. These credits are not considered as past due under the terms of Accounting Criteria B-6, Loan Portfolio of the Commission.

The borrowers, who received the aforementioned supports, are up to date in their payments, both of principal as of interests.

4Q.14 | EARNINGS RELEASE | 49

Special accounting criteria applicable in 2013

Special accounting criteria for loans subject to the support derived from the floods caused by hurricanes Ingrid and Manuel

By means of official document P065/2013 dated October 18, 2013, the Commission authorized the application of special accounting criteria to Santander México's debt holders that have their addresses in the locations of the Mexican Republic declared in state of emergency or natural disaster by the Secretaría de Gobernación in the Federal Official Gazette during the months of September and October of 2013, as well as those credits which payment source is located in such areas and that were classified in book value as in effect on the date of the event (September 13, 2013) established in the aforementioned declarations under the following terms:

1.
Those credits with a single payment of the principal upon expiration and periodical payment of interests, as well as the credits with a single payment of principal and interests upon expiration, that are renewed and restructured, shall not be deemed as in arrears under the terms of the Accounting Criteria B-6, Loan Portfolio, of the Commission. To that effect, it is required for the new expiration term, which might be granted to the borrower, does not exceed of three months from the date when it expired.

The foregoing, provided these are credits that are filed as current portfolio on the date of the event pursuant to the provisions of Accounting Criteria B-6, Loan Portfolio and the corresponding renewal or restructuring proceedings end no later than 120 calendar days after the aforementioned date of the event.

2.
Credits with installment payments of principal and interests, that are subject matter of the restructuring or renewal, may be considered as in effect at the time such act is carried out, without applying the requirements provided in Accounting Criteria B-6, Loan Portfolio.

The foregoing, provided these are credits that are filed as current portfolio on the date of the event pursuant to the Accounting Criteria B-6, Loan Portfolio and the corresponding renewal or restructuring proceedings end no later than 120 calendar days after the aforementioned date of the event, provided that the new expiration term, that if applicable is granted to the borrower, does not exceed of three months from the expiration date.

3.
The credits that from their commencement its nature is stated as revolving, that are restructured or renewed within 120 calendar days following the date of the event, shall not be deemed as in arrears under the terms of the provisions of Accounting Criteria B-6, Loan Portfolio such benefit may not exceed of three months from the expiration date.

The foregoing provided these are credits which on the date of the event are filed as current portfolio pursuant to the Accounting Criteria B-6, Loan Portfolio.

In connection with the credits mentioned in numbers 1, 2 and 3 above, these shall not be deemed as restructured pursuant to the Accounting Criteria B-6, Loan Portfolio.

In order to support the affected clients, Santander México implemented a series of facilities for payment of payroll, credit card, Pymes and mortgage credits in effect. The clients that require support will not generate a report before the Credit Bureau.

On December 31, 2013, Santander México received support requests from some of its borrowers and that were affected by the floods caused by hurricanes Ingrid and Manuel; the supports consisted in differing the expirations 60 days from the original terms. The credit portfolio balance that received these supports increased to $65.

The borrowers, who received the aforementioned supports, are up to date in their payments, both of principal as of interests.

4Q.14 | EARNINGS RELEASE | 50

Grupo Financiero Santander México
Earnings per ordinary share and earnings per diluted share
(Millions of Mexican pesos, except shares and earnings per share)

	DECEMBER 2014			DECEMBER 2013			DECEMBER 2012

	Earnings	Shares -weighted-	Earnings per share	Earnings	Shares -weighted-	Earnings per share	Earnings	Shares -weighted-	Earnings per share

Earnings per share	14,014	6,773,809,467	2.07	20,876	6,786,394,913	3.08	17,822	6,786,394,913	2.63

Treasury shares		2,017,468			(12,585,446)			(3,368,708)

Diluited earnings per share	14,014	6,775,826,935	2.07	20,876	6,773,809,467	3.08	17,822	6,783,026,205	2.63

Plus loss / less (profit):

Discontinued operations				(1,918)			(129)
Continued fully diluted earnings per share	14,014	6,775,826,935	2.07	18,958	6,773,809,467	2.80	17,693	6,783,026,205	2.61

Balance outstanding shares as of December 31, 2014	6,778,570,810

4Q.14 | EARNINGS RELEASE | 51

Grupo Financiero Santander México
Consolidated Balance Sheet by Segment
Millions of Mexican Pesos

	As of December 31, 2014			As of December 31, 2013
	Retail Banking	Wholesale Banking	Corporate Activities	Retail Banking	Wholesale Banking	Corporate Activities
Assets
Cash and due from banks	44,065	30,923	26,210	41,661	36,636	11,357
Margin Accounts	0	2,855	0	0	3,265	0
Investment in securities	0	114,564	88,891	0	103,191	67,053
Debtors under sale and repurchase agreements	0	5,186	0	0	35,505	0
Derivatives	0	92,544	4,740	0	73,319	300
Valuation adjustment for hedged financial assets	0	0	(44)	0	0	4
Total loan portfolio	355,766	109,630	145	305,640	89,025	267
Allowance for loan losses	(13,070)	(3,881)	0	(13,263)	(2,959)	0
Loan Portfolio (net)	342,696	105,749	145	292,377	86,066	267
Accrued income receivable from securitization transactions	0	0	127	0	0	124
Other receivables (net)	1,400	35,772	14,186	1,662	29,587	11,894
Foreclosed assets (net)	13	1	344	12	1	412
Properties, furniture and fixtures (net)	4,451	750	67	4,033	680	60
Long-term investments in shares	0	0	153	0	0	145
Deferred charges, advance payments, intangibles assets	0	0	16,819	0	0	18,088
Other assets	1,664	719	2,394	1,666	668	2,041
Total assets	394,289	389,063	154,032	341,411	368,918	111,745

Liabilities
Deposits	340,487	76,668	42,469	305,257	53,816	45,595
Credit instruments issued	0	5,344	21,684	0	485	25,768
Bank and other loans	27,013	200	27,732	18,421	138	26,821
Creditors under sale and repurchase agreements	17,767	31,358	54,977	44,107	24,817	8,208
Collateral sold or pledged as guarantee	0	14,077	0	0	12,339	0
Derivatives	0	94,779	4,389	0	72,033	1,392
Other payables	20,596	31,067	1,449	34,084	34,109	2,386
Subordinated debentures	0	0	19,446	0	0	16,824
Deferred revenues	498	0	0	773	0	0
Total liabilities	406,361	253,493	172,146	402,642	197,737	126,994
Total stockholders' equity	46,681	14,627	44,076	42,099	12,897	39,705
Total liabilities and stockholders' equity	453,042	268,120	216,222	444,741	210,634	166,699

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Grupo Financiero Santander México
Income Statement by Segment
Millions of Mexican Pesos

	12M14			12M13
	Retail Banking	Global Wholesale Banking	Corporate Activities	Retail Banking	Global Wholesale Banking	Corporate Activities

Net interest income	33,317	4,063	198	30,016	3,565	2,449
Provisions for loan losses	(13,472)	(817)	0	(12,505)	(347)	0
Net interest income after provisions for loan losses	19,845	3,246	198	17,511	3,218	2,449
Commission and fee income (expense), net	11,898	1,600	(81)	11,136	1,838	(93)
Net gain (loss) on financial assets and liabilities	699	1,947	311	613	2,243	158
Other operating income (expense)	1,634	15	(214)	1,558	19	149
Administrative and promotional expenses	(21,261)	(2,356)	(203)	(16,748)	(2,250)	(71)
Operating income	12,815	4,452	11	14,070	5,068	2,592
Equity in results of associated companies	0	0	78	2	0	80
Operating income before income taxes	12,815	4,452	89	14,072	5,068	2,672

Segment information has been prepared according to the classifications used in Grupo Santander México at secondary level, based in the type of developed business:

Commercial banking

It includes all the businesses pertaining to customer banking, under the following segments: Individual, Small and Medium-sized Enterprises (Pymes) Institutions, Local Corporate Banking (large enterprises), as well as the contributions of Mutual Funds businesses (after transfer of commissions to distributors).

Global wholesale banking

This area reflects the earnings from Global Corporate Banking, Investment Banking and Treasury.

Corporate activities

It includes non-commercial assets and liabilities, the result from hedging positions, insurance business (net of commissions paid to Commercial Bank) and others. Even though Corporate Banking, by definition, belongs to Commercial Banking, it is separated herein in order to reflect the results from corporate customers.

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Annex 1
Loan Portfolio Rating

Grupo Financiero Santander México
As of December 31, 2014
Millions of Mexican Pesos

		Allowance for loan losses
Category	Loan portfolio	Commercial	Consumer	Mortgages	Total

Risk "A"	401,672	1,438	1,345	203	2,986
Risk "A-1"	322,142	995	307	118	1,420
Risk "A-2"	79,530	443	1,038	85	1,566
Risk "B"	56,467	707	1,853	87	2,647
Risk "B-1"	20,467	190	686	32	908
Risk "B-2"	17,558	180	492	35	707
Risk "B-3"	18,442	337	675	20	1,032
Risk "C"	18,231	344	1,362	296	2,002
Risk "C-1"	11,174	258	469	110	837
Risk "C-2"	7,057	86	893	186	1,165
Risk "D"	15,123	2,319	2,999	839	6,157
Risk "E"	5,202	2,403	457	192	3,052
Total rated portfolio	496,695	7,211	8,016	1,617	16,844

Provisions created					16,844
Complementary provisions					107
Total					16,951

Notes:
1.	The figures used for grading and the creation of provisions correspond to the ones as of the last day of the month of the balance sheet as of December 31, 2014.

2.
Loan Portfolio and the methodology are graded according the rules issued by CNBV.
From August 2009, the Bank implemented the rules for grading revolving consumer credit card loans.
From March 2011, the Bank implemented the rules for grading non-revolving consumer and mortgage loans.
From September, 2011, the bank implemented new rules for grading loans to States and Municipalities.
From June 2013, the bank implemented new rules for grading commercial loans.
From June 2014, the bank implementes new rules for grading financial institutions loans.

3.
Allowance created in excess are explained by the following: The Bank maintains an additional allowance to the ones necessary pursuant to the loan portfolio grading process authorized by the Commisssion, in order to cover potential losses from mortgages portfolio, the valuation of assets determined in the Due Diligence and authorized by the Commisssion in Official Letter No. 601DGSIF"C"-38625, for an amount of Ps.5.5 million, as well as to cover the cost of Governmental Programs.

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Annex 2
Financial ratios according to CNBV

Grupo Financiero Santander México

Percentages
	4Q14	3Q14	3Q13	12M14	12M13

NPL ratio	3.7	3.7	3.6	3.7	3.6

Coverage ratio	97.1	101.6	115.5	97.1	115.5

Efficiency ratio	2.6	2.6	2.8	2.5	2.3

ROAE	14.5	12.5	25.1	13.3	21.4

ROAA	1.6	1.4	3.0	1.5	2.6

Capitalization Ratio:
Credit risk	23.7	24.6	25.0	23.7	25.0
Credit, market and operations risk	16.2	16.8	15.9	16.2	15.9

Liquidity	92.2	103.7	90.4	92.2	90.4

NIM (Net Interest Margin)	3.1	2.8	3.3	2.8	3.3

Note: ratios are prepared according to the general rules applicable to financial information of credit institutions, issued by the CNBV, according to Annex 34 of the CUB (Circular Única de Bancos).

NPL RATIO = Balance of past due loans portfolio as of the end of the quarter / Balance of loans portfolio as of the end of the quarter.

COVERAGE RATIO= Balance of provision for loan losses as of the end of the quarter / Balance of past due loans portfolio as of the end of the quarter.

EFFICIENCY RATIO = Administration and promotion expenses of the quarter, annualized / Total Average Assets.

ROAE = Annualized quarterly net earnings/ Average stockholders’ equity.

ROAA = Annualized quarterly net earnings /Total average assets.

BREAKDOWN OF CAPITALIZATION RATIO: (1)=Net Capital/ Assets subject to credit risk. (2)=Net Capital / Assets subject to credit, market and operation risk.

LIQUIDITY = Current Assets/ Current Liabilities.
Where: Current Assets = Availabilities + securities for trade + securities available for sale.

Current liabilities= Demand deposits + bank loans and loans from other entities, payable on demand, + short term bank loans and loans from other entities.

NIM = Quarterly Net Interest Margin, adjusted by annualized credit risks, / Average interest-earning assets.

Where: Average interest-earning assets = availabilities, investments in securities, transactions with securities and derivatives and loan portfolio.

Notes:
Average = ((Balance of the corresponding quarter + balance of the previous quarter) / 2).

Annualized figures = (Flow of the corresponding quarter * 4).

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Grupo Financiero Santander México
Notes to consolidated financial statements As of December 31, 2014
(Millions of pesos, except for number of shares)

1. Investment in securities

Financial instruments are constituted as follows:
Accounting value
Trading Securities:
Bank securities	7,834
Government securities	101,459
Private securites	921
Shares	4,722
114,936

Securities available for sale:
Bank securities	501
Government securities	76,853
Private securities	5,675
Shares	28
83,057

Securities held until maturity:
Government securities (Special cetes)	5,462
5,462
Total	203,455

2. Sale and repurchase agreements
The sale and repurchase agreements is constituted as follows:

Net Balance
Debit Balances
Bank securities	4,493
Government securities	693
Total	5,186

Credit balances
Bank securities	557
Government securities	103,017
Private securities	528
Total	104,102
(98,916)

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3. Investment in securities different to government securities

The table below lists the investments in debt securities of a same issuer, with positions equal or greater than 5% of Tier 1 Capital of the Bank.

Issuer / Series	Maturity date	% Rate	Book value

PEMEX1 150716	16-jul-15	9.91%	2,329
PEMEX 020622	02-jun-22	8.25%	908
PEMEX 10-2	27-jan-20	9.10%	1,415
PEMEX3 030519	03-may-19	8.00%	540
PEMEX3 210121	21-jan-21	5.50%	482
		Total	5,674

Tier 1 Capital as of December 31, 2014			96,517
5 % of Tier 1 Capital			4,826

4. Derivatives
The nominal value of the different derivative financial instruments agreements for trading and hedging purposes, as of December 31, 2014, are as follows:

Trading: Swaps
Interest rate	3,000,622
Cross currency	717,317

Futures	Buy	Sell
Interest rate	30	177,774
Foreign currency	0	718
Index	8,891	2,701
Equity	2	0

Forward contracts
Foreign currency	258,664	11,441
Equity	4,121	13,156

Options	Long	Short
Interest rate	164,775	189,648
Foreign currency	54,035	57,485
Index	168,415	164,591
Equity	276	2,682
Total trading derivatives	4,377,148	620,196

Hedging: Cash flow
Interest rate swaps	2,050
Cross currency swaps	40,434
Foreign exchange forwards	51,673

Fair value
Interest rate swaps	7,562
Cross currency swaps	7,320
Total hedging derivatives	109,039

Total financial instruments	4,486,187	620,196

4Q.14 | EARNINGS RELEASE | 57

5. Performing loan portfolio
The loan portfolio, by type of loan and currency, as of December 31, 2014, is constituted as follows:

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	154,141	58,791	1	212,933
Financial entities	5,418	162	0	5,580
Government entities	38,504	17,421	0	55,925
Commercial loans	198,063	76,374	1	274,438
Consumer loans	72,459	0	0	72,459
Mortgage loans	95,819	875	4,495	101,189
Total performing loan portfolio	366,341	77,249	4,496	448,086

6. Non-performing loan portfolio

	Amount
	Pesos	USD	UDIS	Total

Commercial or business activity	7,930	959	0	8,889
	2	0	0	2
Commercial loans	7,932	959	0	8,891
Consumer loans	3,165	0	0	3,165
Mortgage loans	3,748	81	1,570	5,399
Total non-performing loan portfolio	14,845	1,040	1,570	17,455

The analysis of movements in non-performing loans from January 1 to December 31, 2014, is as follows:

Balance as of December 31, 2013		14,043

Transfer from performing loan portfolio to non-performing loan portfolio		25,146

Collections:
Cash	(2,920)
Transfer to performing loan portfolio	(4,474)	(7,394)

Restructured loans		(606)

Write-offs		(13,734)
Balance as of December 31, 2014		17,455

7. Allowance for loan losses

The movement in the allowance for loan losses, from January 1st. to December 31, 2014 is as follows:

Balance as of December 31, 2013	16,222

Allowance for loan losses	14,289
Recoveries credited in results from retained earnings	(20)
Write-offs	(13,734)
Charge to capital due to methodology change (financial entities loans)	83
Foreign exchange result	111
Balance as of December 30, 2014	16,951

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The table below presents a summary of write-offs by type of product as of December 31, 2014:

Product	Charge-offs	Debit Relieves	Total	%

First quarter
Commercial loans	938	81	1,019	28%
Mortgage loans	443	46	489	14%
Credit card loans	1,201	34	1,235	34%
Consumer loans	844	16	860	24%
Total	3,426	177	3,603	100%

Second quarter
Commercial loans	652	34	686	20%
Mortgage loans	161	36	197	6%
Credit card loans	1,334	28	1,362	40%
Consumer loans	1,172	14	1,186	35%
Total	3,319	112	3,431	100%

Third quarter
Commercial loans	615	17	632	17%
Mortgage loans	65	32	97	3%
Credit card loans	1,876	26	1,902	53%
Consumer loans	957	12	969	27%
Total	3,513	87	3,600	100%

Fourth quarter
Commercial loans	785	16	801	26%
Mortgage loans	28	54	82	3%
Credit card loans	1,093	39	1,132	37%
Consumer loans	1,067	18	1,085	35%
Total	2,973	127	3,100	100%

Accumulated 2014
Commercial loans	2,990	148	3,138	23%
Mortgage loans	697	168	865	6%
Credit card loans	5,504	127	5,631	41%
Consumer loans	4,040	60	4,100	30%
Total	13,231	503	13,734	100%

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Commerce Fund

Pursuant to the CNBV's authorization in Official Bulletin No. 601-I-DGSIF "C" - 38625 issued on March, 2001; as of December 31, 2014, there are Ps.10 million in allowances for loan losses from the commerce fund, which resulted from the reestructuring process of Grupo Financiero Serfin. As of December 31 2013, such allowances totaled Ps.26 million.

During the fourth quarter of 2014, the abovementioned allowances for loan losses had the following breakdown:

Mortgages and commercial loans write-offs	(16)
Remeasurement of Udis reserves and foreign exchange effect	0
(16)

As part of the CNBV’s authorization for these reserves, in case there are loan portfolio recoveries from previously written-off loans, these recoveries will be recorded in the consolidated statement of income. During the fourth quarter of 2014, charges due to income statement due to recoveries of previously written-off loans amounted Ps.20 million.

8. Problematic loans

Loans portfolio was graded according to the general provisions issued by the National Banking and Exchange Commission. The management considers that problematic loans are the ones graded as “D” and “E”, due to their low possibility for the collection of the full amount of principal

9. Programs of benefits to bank debtors with the support of the Federal Government.

As of December 31, 2014, the accounts receivable from the Federal Government are Ps.109 million, regarding the early termination of benefit programs granted to bank debtors.

Early termination of the support programs for debtors

On July 15, 2010, an Agreement for the early termination of the support programs for bank debtors (the “Agreement”) was entered into. The credit institutions considered to early terminate the following programs, which were created between years 1995-1998, derived from restructuring of loans, as follows:

1. Support Program for Mortgages Debtors (Support Program);

2. Support Program for the Construction of Housing, in the stage of individual loans (Support Program), and

3. Agreement on benefits for Mortgages Debtors (Discounts Program)

The credit institutions reached an agreement with the Mexican Treasury Department (Secretaría de Hacienda y Crédito Público (SHCP)). The banks were represented by the Mexican Bank’s Association (Asociación de Bancos de México, A.C. (ABM)) and it establishes that, for the correct application of the early termination agreement, the credit institutions are to be subject to the supervision and monitoring of the CNBV, and they shall comply with all the comments and corrections made by such CNBV and they shall deliver all the information requested by the CNBV for the fulfillment of the agreement.

Restructured loans or loans in UDIs granted under the Support Programs for debtors, loans in Mexican pesos; loans in Mexican pesos with right to receive the benefits of the Discounts Program and, loans that, as of December 31, 2010, were current, as well as past due loans that as of the aforementioned date, had been restructured, and those loans that, in order to continue in effect, received a write-off or discount, whatever the amount, were subject to the scheme of early termination, provided that evidence of payments was delivered.

Breakdown of special CETES, of which Ps.3,446 correspond to the early extinction of debtor support programs:
Amount
Government Securities
Special CETES of credit support programs for Mexican States and municipalities and additional benefits	$2,389
Special CETES for housing loan debtor suport programs	3,446

Total securities held to maturity (no reserve)	5,835

Minus-
Reserve for Special CETES	(373)

Total securities held to maturity , net	$5,462

Breakdown of Special Cetes for housing loan debtor support program:
Issue	Trust	Securities Number	Due date	Price (MXN)	Amount

B4-170713	421-5	9,155,840	13-jul-2017	$91.32700	$836
B4-170720	424-6	86,723	20-jul-2017	$91.32700	8
B4-220707	422-9	12,762,386	07-jul-2022	$91.32700	1,166
B4-270701	423-2	15,292,752	01-jul-2027	$91.32700	1,397
B4-220804	431-2	440,294	04-aug-2022	$83.61725	37
BC220804	431-2	71,442	04-aug-2022	$29.45004	2

					$3,446

10. Average interest rates paid on deposits

The average interest rates paid on deposits during December 2014, is as follow:

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	Pesos	USD

Average balance	248,423	28,013
Interest	847	9
Rate	1.3342%	0.1198%

11. Bank and other loans
As of December 31, 2014, banks and other loans are constituted as follows:

		Average
Liabilities	Amount	rate	Maturity

Loans in mexican pesos

Call money	204	2.75%	2 days
Local bank loans	5,500	3.46%	From 4 years to 5 years
Public fiduciary funds	4,927	3.54%	From 2 days to 16 years
Development banking institutions	19,556	5.91%	From 1 day to 23 years
Total	30,187
Loans in foreign currency

Foreign bank loans	21,451	0.79%	From 5 days to 6 years
Call money	2,801	0.37%	2 days
Public fiduciary funds	259	1.14%	From 14 days to 4 years
Development banking institutions	177	5.25%	From 2 days to 2 years
Total	24,688

Total loans	54,875
Accrued interests	70

Total bank and other Loans	54,945

12. Current and deferred taxes

Current taxes as of December 31, 2014

Income taxes	1,346
Deferred taxes	134	(1)
Total Bank	1,480
Current and deferred taxes from other subsidiaries	1,861
Total Financial Group	3,341

(1) Deferred taxes are broken down as follows:

Preventive provisions for un-deducted credit risks	(690)
Fixed assets and deferred charges	25
Net effect from valuation of financial instruments	1,149
Accrued liabilities	(272)
Others	(78)

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Total Bank	134
Allowance for loan losses of subsidiaries, net	817
Others, subsidiaries	2,390
Deferred income tax (net), Financial Group	3,341

As of December 31, 2014, deferred assets and liabilities are registered at 100%

Remainder of global provisions and allowances for loan losses	9,910
Other	6,909
Total deferred income tax (net)	16,819

Deferred taxes registered in balance sheet accounts	16,819
Deferred taxes registered in memorandum accounts	0

13. Employee profit sharing

As of December 31 2014, the deferred Employee profit sharing (EPS) is comprised as follows:

Allowance for loan losses deducting outstanding	1,930
Fixed assets and deferred charges	645
Accrued liabilities	459
Capital losses carryforward	766
Commissions and interests early collected	121
Foreclosed assets	47
Net effect from valuation of financial instruments	126
Deferred EPS asset:	4,094

Deferred EPS liability:

Net effect from valuation of financial instruments	(646)
Labor provisions	(14)
Advance prepayments	(51)
Others	(38)
Deferred EPS liability	(749)

Less - Reserve	(225)
Deferred EPS asset (net)	3,120

14. Capitalization Ratio
Banco Santander (Mexico), S.A.

Table I.1
Form for the disclosure of capital of paid-in capital without considering transiency in the application of adjustments in the regulation
Reference	Capital Description	Capital
	Level 1 (CET 1) Ordinary capital: Instruments and reserves
1	Ordinary shares that qualify for level 1 Common Capital plus corresponding premium	34,798
2	Earnings from previous fiscal years	45,433
3	Other elements of other comprehensive income (and other reserves)	23,292
4	Capital subject to gradual elimination of level 1 ordinary capital (only applicable for companies that are not lined to shares)

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5	Ordinary shares issued by subsidiaries held by third parties (amount allowed in level 1 ordinary capital)
6	Level 1 ordinary capital before adjustments to regulation	103,523
	Level 1 Ordinary capital: adjustments to regulation
7	Adjustments due to prudential valuation
8	Commercial credit (net of its corresponding deferred profit taxes debited)	1,735
9	Other intangibles other than rights to mortgage rights (net of its corresponding deferred profit taxes debited)	2,345
10 (conservative)	Deferred taxes to profit credited relying on future income excluding those that derive from temporary differences (net of deferred profit taxes debited)	0
11	Results of valuation of cash flow hedging instruments	0
12	Reserves to be constituted	0
13	Benefits over remnant of securitization transactions	0
14	Losses and gains caused for the changes in credit rating of liabilities assessed at a reasonable value
15	Pension plan for defined benefits	0
16 (conservative)	Investments in proprietary shares	9
17 (conservative)	Reciprocal investments in ordinary capital	0
18 (conservative)	Investments in capital of banks, financial institutions and insurance companies out of the reach of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount that exceeds the 10% threshold)	51
19 (conservative)	Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital (amount that exceeds the 10% threshold)	0
20 (conservative)	Rights for mortgage services (amount exceeding the 10% threshold)	0
21	Deferred taxes to profit credited resulting from temporary differences (amount exceeding the 10% threshold, net of deferred taxes debited)	772
22	Amount exceeding the 15% threshold.
23	of which: significant investments wherein the institution holds more than 10% of ordinary shares of financial institutions
24	of which: rights for mortgage services
25	of which: Taxes to profit Deferred credited deriving from temporary differences
26	National regulation adjustments	21,913
A	of which: Other elements of wholesome profit (and other reserves)	0
B	of which: investments in subordinated debt	0
C	of which: profit or increase in the value of assets from the purchase of securitization positions (Originating Institutions)	0
D	of which: investments in multilateral entities	0
E	of which: investments in related corporations	19,549
F	of which: investments in risk capital	0
G	of which: investments in investment corporations	0
H	of which: Funding for the purchase of proprietary shares	0

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I	of which: Transactions in breach of provisions	0
J	of which: Deferred charges and installments	564
K	of which: Positions in First Losses Schemes	0
L	of which: Worker's Deferred Profit Sharing	0
M	of which: Relevant Related Persons	0
N	of which: Pension plan for defined benefits	0
O	of witch: Adjustment for capital acknowledgment	0
P	of which: investments in Clearing Houses	1,801
27	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions	0
28	Total regulation adjustments to level 1 Common Capital	26,826
29	Level 1 Common Capital (CET1)	76,697
	Level 1 additional capital: instruments
30	Instruments directly issued that qualify as level 1 additional capital, plus premium	0
31	of which: Qualify as capital under the applicable accounting criteria	0
32	of which: Qualify as liability under the applicable accounting criteria
33	Capital instruments directly issued subject to gradual elimination of level 1 additional capital	0
34	Instruments issued of level 1 additional capital and level 1 Common Capital instruments that are not included in line 5 issued by subsidiaries held by third parties (amount allowed at additional level 1)	0
35	of which: instruments issued by subsidiaries subject to gradual elimination
36	Level 1 additional capital before regulation adjustments	0
	Level 1 additional capital: regulation adjustments
37 (conservative)	Investments in held instruments of level 1 additional capital
38 (conservative)	Investments in reciprocal shares in level 1 additional capital instruments.
39 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution holds more than 10% of the issued capital

40 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

41	National regulation adjustments	0
42	Regulation adjustments that apply to level 1 common stock due to level 1 capital shortage and level 2 capital to cover deductions
43	Total regulation adjustments to level 1 additional Common Capital	0
44	Level 1 additional capital (AT1)	0
45	Level 1 capital (T1 = CET1 + AT1)	76,697
	Level 2 capital: instruments and reserves
46	Instruments directly issued that qualify as level 2 capital, plus premium	19,507
47	Capital instruments directly issued subject to gradual elimination of level 2 capital.	0
48	Level 2 capital instruments and level 1 Common Capital instruments and level 1 additional capital that has not been included in lines 5 or 34, which have been issued by subsidiaries held by third parties (amount allowed in level 2 completer capital)	0
49	of which: instruments issued by subsidiaries subject to gradual elimination	0
50	Reserves	313
51	Level 2 capital before regulation adjustments	19,820
	Level 2 capital : regulation adjustments

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52 (conservative)	Investments in own instruments of level 2 capital
53 (conservative)	Reciprocal investments in level 2 capital instruments
54 (conservative)
Investments in capital of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, net of short eligible positions, wherein the institution does not hold more than 10% of the issued capital (amount exceeding the 10% threshold)

55 (conservative)
Significant investments in ordinary shares of banks, financial institutions and insurance companies out of the scope of the regulation consolidation, nets of eligible short positions, wherein the institutions holds more than 10% of the issued capital

56	National regulation adjustments	0
57	Total regulation adjustments to level 2 capital	0
58	Level 2 capital (T2)	19,820
59	Total stock (TC = T1 + T2)	96,517
60	Assets weighted by total risk	596,952
	Capital reasons and supplements
61	Level 1 Common Capital (as percentage of assets weighted by total risks)	12.85%
62	Level 1 Stock (as percentage of assets weighted by total risks)	12.85%
63	Total capital (as percentage of assets weighted by total risks)	16.17%
64	Institutional specific supplement (must at least consist of: the level 1 Common Capital requirement plus the capital maintenance cushion, plus the countercyclical cushion, plus G-SIB cushion; expressed as percentage of the assets weighted by total risks)	7.00%
65	of which: Supplement of capital preservation	2.50%
66	of which: Supplement of specific bank countercyclical
67	of which: Supplement of systematically important global banks (G-SIB)
68	Level 1 Common Capital available for hedging of supplements (as percentage of assets weighted by total risks)	5.85%
	National minimums (if other than those of Basel 3)
69	National minimum reason of CET1 (if different than the minimum established by Basilea 3)
70	National minimum reason of T1 (if different than the minimum established by Basel 3)
71	National minimum reason of TC (if different than the minimum established by Basel 3)
	Amounts under the deduction thresholds (before weighting by risk)
72	Non-significant investment in the capital of other financial institutions
73	Significant investment in the capital of other financial institutions
74	Rights for mortgage services (net of Deferred profit taxes debited)
75	Deferred profit taxes credited derived from temporary differences (net of Deferred profit taxes debited)	7,747
	Applicable limits to the inclusion of reserves in level 2 capital
76	Eligible reserves to be included in level 2 capital with respect to expositions subject to standardized methodology (prior application of limit)	0
77	Limit in the inclusion of level 2 capital provisions under standardized methodology	0

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78	Eligible reserves for inclusion in level 2 capital with respect to expositions subject to internal rating methodology (prior to application of limit)
79	Limit in the inclusion of reserves in level 2 capital under internal rating methodology
Capital instruments subject to gradual elimination (applicable only between January 1, 2018 and January 1, 2022)
80	Current limit of CET1 instruments subject to gradual elimination
81	Amount excluded from CET1 due to limit (excess over the limit after amortization and maturity periods)
82	Current limit of AT1 instruments subject to gradual elimination
83	Amount excluded from AT1 due to limit (excess over the limit after amortization and maturity periods)
84	Current limit of T2 instruments subject to gradual elimination
85	Amount excluded from T2 due to limit (excess over the limit after amortization and maturity periods)

Table I.2
Notes to the disclosure form of paid-in capital without considering transiency in the application of regulatory adjustments
Reference	Description
1	Elements of capital contributed pursuant to fraction I item a) numbers 1) and 2) of Article 2 Bis 6 hereof
2	Results from previous fiscal years and their corresponding updates.
3
Capital reserves, net result, result per assessment of titles available for sale, accrued effect per conversion, result per assessment of cash flow hedging instruments and result per ownership of non-monetary assets.

4
Does not apply. The capital stock of credit institutions in Mexico is represented by representative certificates or shares. This concept only applies for entities where such capital is represented by representative certificates or shares.

5	Does not apply for the capitalization scope in Mexico which is on a non-consolidated basis. This concept will only apply for entities with a consolidated scope.
6	Sum of concepts 1 through 5.
7	Does not apply. In Mexico the use of internal models for calculating capital requirements per market risk is not allowed.
8	Commercial credit, net of owed differed profit taxes pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
9	Intangibles, other than commercial credit, and if applicable to mortgage service rights, net of owed deferred profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.
10*	Credited deferred profit taxes from losses and fiscal credits pursuant to the provisions of fraction I item p) of Article 2 Bis 6 hereof.

This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that it does not allow to set off with owed differed profit taxes.

11	Result from assessment of cash flow hedging instruments corresponding to hedged entries that are not assessed at reasonable value.
12*	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.

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This is a more conservative approach than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global legal framework for the reinforcement of banks and banking systems" published on June 2011, given that deducts from level 1 common stock the preventive reserves pending constitution, according to the provisions of Chapter V of the Second Title hereof, as well as those constituted charged to accounting accounts that are part of the result entries or shareholders' equity and not only the positive difference between the Aggregate Expected Losses minus the Aggregate Admissible Reserves, in the event the Institutions use methods based in internal qualifications in the determination of their capital requirements.

13	Benefits over the remnant in securitization transactions pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.
14	Does not apply
15
Investments made by the benefit pension fund defined corresponding to resources to which the Institution does not have unrestrictive or unlimited access. These investments are considered as net of the plan's liabilities and owed differed taxes to profit that correspond that have not been applied in any other regulatory adjustment.

16*
The amount of the investment in any share acquired by the Institution: pursuant with the provisions of the Law according to the provisions of fraction I item d) of Article 2 Bis 6 hereof; through indexes

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction

17*
Investments, in capital of corporations, other than financial entities referred to by item f) of Article 2 Bis 6 hereof, that are in turn, directly or indirectly, shareholders of the institution itself, of the corporation

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in the level 1 common stock, irrespective of the capital level where it has been invested, and in addition because any type of entity is considered, not only financial entities.

18*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in the capital of development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made in level 1 common stock, irrespective of the capital level in which it is invested, and additionally because it is deducted from the aggregate amount registered of the investments.

19*
Investments in shares, where the Institution owns up to 10% of the capital stock of the financial entities referred to by Articles 89 of the Law and 31 of the Law Regulating Financial Groups pursuant to the provisions of fraction I fraction f) of Article 2 Bis 6 hereof, including those investments made through investment corporations referred to by fraction I item i) of Article 2 Bis 6. The previous investments exclude those made in development and promotion multilateral organizations of an international nature that have a credit Qualification assigned by any of the issuer's Qualifying institutions, equal or greater than long term Risk Degree 2.

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This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the deduction for this concept is made from level 1 common stock, irrespective of the level of capital where it has been investment, and additionally because the aggregate amount registered of investments is deducted.

20*	Mortgage service s rights shall be deducted from the aggregate amount registered in the event these rights exist.

This is a more conservative approach to the one established by the Basel Committee on Banking Supervision in its documents "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published on June 2011 given that the aggregate amount registered of rights is deducted.

21
The amount of credited deferred profit taxes originating from temporary differences minus the corresponding owed differed profit taxes not considered to set-off other adjustments, exceeding 10% of the difference between the reference 6 and the sum of references 7 through 20.

22	Does not apply. Concepts were deducted from the aggregate capital. See notes of references 19, 20 and 21.
23	Does not apply. Concepts were deducted from the aggregate capital. See note of references 19.
24	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 20.
25	Does not apply. Concepts were deducted from the aggregate capital. See note of reference 21.
26	National adjustments considered as the sum of the following concepts.
A.
The sum of the accrued effect for conversion and result for ownership of non-monetary assets considering the amount of each of these concepts with a sign different than the one considered to include them in reference 3, namely, if positive in this concept shall be entered as negatives and vice versa.

B.	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
C.
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or increase in the value of their assets with respect to the assets previously registered in its balance, pursuant to the provisions of fraction I item c) of Article 2 Bis 6 hereof.

D.
Investments in capital of development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof, that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or better to long term Risk Degree 2.

E.
Investments in shares or corporations related to the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

F.	Investments made by development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
G.
Investments in shares, other than fix capital, in listed investment corporations wherein the Institutions holds more than 15 per cent of  shareholder's equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the preceding references.

H.
Any type of contribution which resources are destined to the purchase of shares in the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or of the financial affiliates of the latter pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

I.	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
J.	Differed charges and early payments, net of owed differed profit taxes, pursuant to the provisions of fraction I item n) of Article 2 Bis 6 hereof.

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K.	Positions pertaining to the First Losses Scheme where the risk is preserved or credit protection is provided up to a certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
L.	Worker's participation in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
M.	The added amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
N.	The difference between the investments made by the benefit pension funds defined pursuant to Article 2 Bis 8 minus reference 15.
O.	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C1 of the form included in section II hereof.
P.
The investments or contributions, directly or indirectly, in the corporation's capital or in the trust estate or other type of similar figures that have the purpose to set off and liquidate Transactions executed in the stock market, except for such corporation's or trust's share in the former pursuant to item f) fraction I of Article 2 Bis 6.

27	Does not apply. There are no regulatory adjustments for additional level 1 capital nor for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
28	Sum of lines 7 through 22, plus lines 26 and 27.
29	Line 6 minus line 28.
30
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 and Capital Instruments, that meet the conditions established in fraction II of Article 2 Bis 6 hereof.

31	Amount of line 30 qualified as capital under the applicable accounting standards.
32	Does not apply. Instruments directly issued that qualify as additional level 1 capital, plus its premium are registered for accounting purposes as capital.
33
Subordinated obligations computed as basic capital 2, pursuant to the provisions of Article Third Transitory of Resolution 50th that amends the general provisions applicable to Credit Institutions, (Resolution 50th)

34	Does not apply. See note to reference 5.
35	Does not apply. See note to reference 5.
36	Sum of lines 30, 33 and 34.
37*	Does not apply. Deduction is made in aggregate level 1 common capital.
38*	Does not apply. Deduction is made in aggregate level 1 common capital.
39*	Does not apply. Deduction is made in aggregate level 1 common capital.
40*	Does not apply. Deduction is made in aggregate level 1 common capital.
41	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C2 of the form included in section II hereof.
42	Does not apply. There are no regulatory adjustments for ancillary capital. All regulatory adjustments are made from the level 1 common stock.
43	Sum of lines 37 through 42.
44	Line 36, minus line 43.
45	Line 29, plus line 44.
46
The amount corresponding to titles representing the capital stock (including its share sale premium) that had not been considered in basic capital 1 nor in basic capital 2 and Capital Instruments, that comply with Exhibit 1-S hereof pursuant to the provisions of Article 2 Bis 7 hereof.

47	Subordinated obligations computed as ancillary capital, pursuant to the provisions of Article Third Transitory, of Resolution 50th
48	Does not apply. See note to reference 5.

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49	Does not apply. See note to reference 5.
50
Preventive estimations for credit risk up to a sum of 1.25% of the assets weighed by credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses, up to an amount that does not exceed of 0.6 per cent of the assets weighed by credit risk, corresponding to the Transactions wherein the method based in internal qualifications to calculate the capital requirements by credit risk is used, pursuant to fraction III of Article 2 Bis 7.

51	Sun of lines 46 through 48, plus line 50.
52*	Does not apply. The deduction is made in aggregate of level 1 common stock.
53*	Does not apply. The deduction is made in aggregate of level 1 common stock.
54*	Does not apply. The deduction is made in aggregate of level 1 common stock.
55*	Does not apply. The deduction is made in aggregate of level 1 common stock.
56	National adjustments considered:
Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in box C4 of the form included in section II hereof.
57	Sum of lines 52 through 56.
58	Line 51, minus line 57.
59	Line 45, plus line 58.
60	Weighed Assets Subject to Total Risks.
61	Line 29 divided by line 60 (expressed as percentages)
62	Line 45, divided by line 60 (expressed as percentages)
63	Line 59 divided by line 60 (expressed as percentages)
64	Report 7%
65	Report 2.5%
66	Does not apply. There is no requirement that corresponds to the countercyclical supplement.
67	Does not apply. There is no requirement that corresponds to the supplement of systematically important global banks (G-SIB).
68	Line 61 minus 7%
69
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

70
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

71
Does not apply. The minimum is the same as established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

72	Does not apply. The concept was deducted from the aggregate capital. See note of reference 18.
73	Does not apply. The concept was deducted from the aggregate capital. See note of reference 19.
74	Does not apply. The concept was deducted from the aggregate capital. See note of reference 20.
75
The amount, that does not exceed 10% of the difference between reference 6 and the sum of references 7 through 20, of the credited differed profit taxes resulting from temporary differences minus those corresponding to owed profit taxes not considered to set off other adjustments.

76	Preventive estimations for credit risk corresponding to the Transactions that use the Standard Method to calculate the capital requirement per credit risk.
77	1.25% of weighed assets per credit risk, corresponding to Transactions wherein the Standard Method to calculate the capital requirement by credit risk.

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78
Positive difference of the Aggregate Admissible Reserves minus the Aggregate Expected Losses corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.

79	0.6 per cent of the weighted assets by credit risk, corresponding to Transactions wherein the method based in internal qualifications to calculate the capital requirement by credit risk is used.
80	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
81	Does not apply. There are no instruments subject to transience that compute in level 1 common stock
82	Balance of instruments computed as capital in the basic portion by December 31, 2012 for the corresponding balance limit therein.
83	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 33.
84	Balance of instruments computed as capital in the complementary portion by December 31, 2012 for the corresponding balance limit therein.
85	Balance of instruments computed as capital in the basic portion by December 31, 2012 minus line 47.
Note: * The aforementioned approach is more conservative than the one established by the Basel Committee on Banking Supervision in its document "Basel III: Global regulatory framework for the reinforcement of banks and banking systems" published in June 2011.

Table II.1
Impact in net capital due to the procedure provided by Article 2 Bis 9 of CUB
Capital concepts	Without adjustment due to capital acknowledgment	% APSRT	Adjustment due to capital acknowledgment	With adjustment due to capital acknowledgment	% APSRT
Basic capital 1	76,697	12.85%	0	76,697	12.85%
Basic capital 2	0	0.00%	0	0	0.00%
Basic capital	76,697	12.85%	0	76,697	12.85%
Complementary capital	19,820	3.32%	0	19,820	3.32%
Net capital	96,517	16.17%	0	96,517	16.17%
Assets weighted subject to total risks (APSRT)	596,952	Not aplicable	Not aplicable	596,952	Not aplicable
Capitalization index	16.17%	Not aplicable	Not aplicable	16.17%	Not aplicable

	Table III.1
	Net Capital Ratio of the balance sheet
Reference of the balance sheet items	Balance sheet items	Amount shown in the balance sheet
	Assets	919,283
BG1	Available	101,152
BG2	Margin accounts	2,085
BG3	investment in securities	202,698
BG4	Repurchase debtors	4,576
BG5	Securities loan	0
BG6	Derivatives	97,284
BG7	Valuation adjustments for financial assets hedging	(44)
BG8	Total credit portfolio (net)	415,067

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BG9	Benefits to be received in securitization transactions	0
BG10	Other accounts receivable (net)	53,262
BG11	Assets awarded (net)	85
BG12	Real property, furniture and equipment (net)	5,249
BG13	Permanent investments	21,520
BG14	Long term assets available for sale	0
BG15	Deferred taxes and PTU (net)	11,656
BG16	Other assets	4,691
	Liability	815,760
BG17	Traditional savings	486,816
BG18	Interbank loans and from other entities	37,231
BG19	Repurchase creditors	105,653
BG20	Securities loan	1
BG21	Sold or pledged collaterals	14,077
BG22	Derivatives	99,168
BG23	Valuation adjustments for financial liability hedging	0
BG24	Obligations in securitization transactions	0
BG25	Other accounts payable	52,948
BG26	Outstanding subordinated obligations	19,446
BG27	Deferred taxes and PTU (net)	0
BG28	Deferred credits and early collection	420
	Shareholders' Equity	103,523
BG29	Paid-in capital	34,798
BG30	Earned capital	68,725
	Accounts in order	3,931,085
BG31	Guarantees granted	0
BG32	Contingent assets and liabilities	12
BG33	Credit compromises	61,074
BG34	Property in trust or mandate	130,278
BG35	Federal Government financial agent	0
BG36	Property under guardianship or receivership	3,114,049
BG37	Collaterals received and sold or given in guarantee by the entity	51,684
BG38	Collaterals received and sold or given in guarantee by the entity	27,409
BG39	Investment banking transactions on account of third parties (net)	0
BG40	Accrued interest not collected resulting from the expired credit portfolio	910
BG41	Other registry accounts	545,670

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Table III.2
Regulatory concepts considered in the calculation of Net Capital components
Identifier	Regulatory concepts considered for the calculation of Net Capital components	Reference of the format for the disclosure of capital integration of section I hereof	Amount pursuant to the notes of the table Regulatory concepts considered for the calculation of Net Capital components	Reference(s) of balance sheet item and amount related with the regulatory concept considered for the calculation of Net Capital derived from the aforementioned reference
	Asset
1	Commercial Credit	8	1,735	BG16= 4,691Minus: deferred charges and advance payments 564; intangible assets 2,345; other assets are computed as risk assets 35; advance payments that are computed as risk assets 11
2	Other Intangibles	9	2,345	BG16= 4,691 Minus: deferred charges and advance payments 564; goodwill 1,735; other assets that are computed as risk assets 35 advance payments that are computed as risk assets 11
3	Deferred profit tax (credited) from fiscal losses and credits	10	0
4	Benefits over remnant of securitization transactions	13	0
5	Investments of the pension plan for benefits defined without restrictive and unlimited access	15	0
6	Investment in shares of the institution	16	9	BG3= 202,698 Minus: Reciprocal investments in common capital of financial entities 51; Investments in securities computed as risk assets 202,638
7	Reciprocal investments in common capital	17	0
8	Direct investments in the capita of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	0

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9	Indirect investment in capital of financial organizations wherein the institution does not hold more than 10% of the issued capital stock	18	51	BG3 = 202,698 Minus: Investment in own-equity securities 9; Investments in securities computed as risk assets 202,638
10	Direct investments in the capita of financial organizations wherein the institution holds more than 10% of the issued capital stock	19	0
11	Indirect investment in capital of financial organizations wherein the institution holds more than 10% of the issued capital stock	19
12	Deferred profit tax (credited) from temporary differences	21	772	BG15 = 11,656 Minus: Amount computed as risk asset 10,884
13	Reserves acknowledged as complementary capital	50	313	BG 8= Total loan portfolio 415,067
14	Investments in subordinated debt	26 - B	0
15	Investments in multilateral entities	26 - D	0	BG13= 21,520 Minus: Investments in subsidiaries 19,549; Investments in clearing houses 1,801 Investments in associated companies 146; Other investments that are computed as risk assets 24
16	Investments in related companies	26 - E	19,549	BG13= 21,520 Minus: Investments in clearing houses 1,801; Investments in associated companies 146; Other investments that are computed as risk assets 24
17	Investments in risk capital	26 - F	0
18	Investments in investment corporations	26 - G	0
19	Funding for the purchase of own shares	26 - H	0
20	Deferred charges and installments	26 - J	564	BG16= 4,691 Minus: Intangibles 4,081; other assets that are computed as risk assets 35; intangibles liabilities 11;

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21	Worker's share in deferred profits (net)	26 - L	0
22	Investments in pension plans for defined benefits	26 - N	0
23	Investments in clearing houses	26 - P	1,801	BG13= 21,520 Minus: Investments in subsidiaries 19,549; Investments in associated companies 146; other investments that are computed as risk assets 24
	Liabilities
24	Deferred profit taxes (debited) related to a commercial credit	8
25	Deferred profit taxes (debited) related to other intangibles	9
26	Liabilities of the pension plan for defined benefits without restrictive and unlimited access	15
27	Deferred profit taxes (debited) related to the pension plan for defined benefits	15
28	Deferred profit taxes (debited) related to others other than the foregoing	21
29	Subordinated obligations amount that meets with Exhibit 1-R	31
30	Subordinated obligations subject to transitory computed as basic capital 2	33
31	Subordinated obligations amount that meets with Exhibit 1-S	46
32	Subordinated obligations subject to transitory that compute as complementary capital	46
33	Deferred profit tax (credited) related to deferred charges and installments	26 - J
	Shareholders' Equity
34	Paid-in capital that meets with Exhibit 1-Q	1	34,798	BG29
35	Result of previous years	2	45,433	BG30= 68,725 Minus: other ítems of earned capital 23,292
36	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	3
37	Other elements of the capital earned other than the foregoing	3	23,292	BG30= 68,725 Minus: Retained earnings 45,433
38	Paid-in capital that meets with Exhibit 1-R	31
39	Paid-in capital that meets with Exhibit 1-S	46	19,507	BG26= 19,446 Plus: Other expenses amortization for bond issue 61

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40	Result for valuation of cash flow hedging instruments of non-registered items with reasonable value	03, 11
41	Accrued effect due to conversion	3, 26 - A
42	Result for ownership of non-monetary assets	3, 26 - A
Accounts in order
43	Positions in First Losses Schemes	26 - K
Regulatory concepts not considered in the balance sheet
44	Reserves pending constitution	12
45	Profit or increase of the value of assets for the purchase of securitization positions (Originating Institutions)	26 - C
46	Transactions that breach the provisions	26 - I
47	Transactions with Relevant Related Persons	26 - M
48	Adjustment for capital acknowledgment	26 - O, 41, 56	0

Table III.3
Notes to table III.2 "Regulatory concepts considered for the calculation of Net Capital components"
Identifier	Description
1	Commercial credit.
2	Intangibles, without including commercial credit.
3	Credited differed profit taxes originating from fiscal losses and credits.
4	Benefits regarding the remnant of securitization transactions.
5	Investments of pension plan for defined benefits without unrestrictive and unlimited access.
6
Any share that the Institution acquires pursuant to the provisions of the Law, that have not been subtracted; considering those amounts acquired through investments in securities indexes and the amount corresponding to investments in investment corporations other than those provided by reference 18.

7
Investments in shares in corporations other than financial entities referred to by item f) of fraction I of Article 2 Bis 6 hereof, that are in turn, directly or indirectly shareholders of the Institution itself, of the financial group's holding company, of the remaining financial entities that comprise the group to which the Institution belongs or financial affiliates of the latter, considering those investments corresponding to investment corporations other than those provided by reference 18.

8	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
9	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
10	Direct investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
11	Indirect investments in financial entities capital referred to by Article 89 of the Law and 31 of the Law Regulating Financial Groups, where the Institution owns more than 10% of the capital thereof.
12	Credited differed profit taxes originating from temporary differences.
13
Preventive estimates for credit risk up to a sum of 1.25% of the weighted assets by credit risk, corresponding to Transactions wherein the Standard Method is used to calculate the capital requirement by credit risk; and the positive difference of the Aggregate Admissible Reserves minus the Aggregate the Expected Losses, up to an amount that does not exceed of 0.6 per cent of the weighted assets by credit risk, corresponding to Transactions where the method based in internal qualifications is used to calculate the capital requirement by credit risk.

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14	Investments in subordinated debt instruments, pursuant to the provisions of fraction I item b) of Article 2 Bis 6 hereof.
15
Investments in development or promotion multilateral organizations of an international nature pursuant to the provisions of fraction I item f) of Article 2 Bis 6 hereof that have a credit Qualification assigned by any of the issuer's Qualifying Institutions, equal or greater than long term Risk Degree 2.

16
Investments in shares of corporations related with the Institution under the terms of Articles 73, 73 Bis and 73 Bis 1 of the Law, including the amount corresponding to investments in investment corporations and investments in indices pursuant to the provisions of fraction I item g) of Article 2 Bis 6 hereof.

17	Investments made in development banking institutions in risk capital, pursuant to the provisions of fraction I item h) of Article 2 Bis 6 hereof.
18
Investments in shares, other than fix capital, of listed investment corporations, wherein the Institution holds more than 15 per cent of shareholders' equity of the aforementioned investment corporation, pursuant to fraction I item i) of Article 2 Bis 6, that have not been considered in the previous references.

19
Any type of contributions which resources are destined to the purchase of shares of the financial group's holding company, of the other financial entities that comprise the group to which the Institution belongs or the latter's financial affiliates, pursuant to the provisions of fraction I item l) of Article 2 Bis 6 hereof.

20	Differed charges and early payments.
21	Workers' share in credited differed profits pursuant to fraction I item p) of Article 2 Bis 6 hereof.
22	Investments of the pension plan for benefits defined that have to be deducted according with Article 2 Bis 8 hereof.
23
Investments or contributions, directly or indirectly, in the corporation's capital or in trust estate or other type of similar figures that have the purpose of setting off and liquidating Transactions executed in the stock market, unless the share in such corporations or trusts in the former pursuant to item f) fraction I of Article 2 Bis 6.

24	Owed differed taxes to profit originating from temporary differences related to commercial credit.
25	Owed differed taxes to profit originated from temporary differences related to other intangibles (other than commercial credit).
26	Liabilities of the pension plan for benefits defined related to investments of the pension plan for defined benefits.
27	Owed differed taxes originated from temporary differences related to the pension plan for defined benefits.
28	Owed differed profit taxes originated from temporary differences other than those of references 24, 25, 27 and 33
29	Amount of subordinated obligations that meet with Exhibit 1-R hereof.
30	Amount of subordinated obligations subject to transience that are computed as basic capital 2.
31	Amount of subordinated obligations that meet with Exhibit 1-S hereof.
32	Amount of subordinated obligations subject to transience that compute as ancillary capital.
33	Owed differed profit taxes originated from temporary differences related to differed charges and early payments.
34	Amount of capital contributed that meets the provisions of Exhibit 1-Q hereof.
35	Result of the previous fiscal years.
36	Result for the assessment of cash flow hedging instruments from covered entries assessed at reasonable value.
37	Net result and result for the assessment of titles available for sale.
38	Amount of capital contributed that meets the provisions of Exhibit 1-R hereof.

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39	Amount of capital contributed that meets the provisions of Exhibit 1-S hereof.
40	Result for the assessment of cash flow hedging instruments from covered entries assessed at capitalized cost.
41	Accrued effect by conversion.
42	Result for ownership of non-monetary assets.
43	Positions related with the First Losses Scheme wherein risk is preserved or credit protection provided until certain limit of a position pursuant to fraction I item o) of Article 2 Bis 6.
44	Reserves pending constitution pursuant to the provisions of fraction I item k) of Article 2 Bis 6 hereof.
45
The amount resulting if on account of the purchase of securitization positions, the originating Institutions register a profit or an increase in the value of their assets with respect to assets previously registered in its balance, pursuant to  the provisions of fraction I item c) of Article 2 Bis 6 hereof.

46	Transactions that infringe the provisions, pursuant to the provisions of fraction I item m) of Article 2 Bis 6 hereof.
47	The aggregate amount of Transactions Subject to Credit Risk owed by Relevant Related Persons pursuant to fraction I item r) of Article 2 Bis 6 hereof.
48	Adjustment for the acknowledgment of Net Capital pursuant to Article 2 Bis 9 hereof. The amount shown corresponds to the amount registered in C5 of the form included in section II hereof.

Table IV.1
Positions exposed to market risks per risk factor
Concept	Amount of equivalent positions	Capital Requirement
Transactions in national currency with nominal rate	81,795	6,544
Transactions with debt instruments in national currency with surtax and reviewable rate	9,859	789
Transactions in national currency with real rate or denominated in UDIs	6,831	546
Transactions in national currency with yield rate referred to the increase of the General Minimum Wage	9,088	727
Positions in UDIs or with yield referred to INPC	51	4
Positions in national currency with yield rate referred to the increase of the General Minimum Wage	51	4
Transactions in foreign currency with nominal rate	14,774	1,182
Positions in foreign currency or with yield indexed to the exchange rate	4,322	346
Positions in shares or with yield indexed to the price of one share or set of shares	1,559	125

Table IV.2
Assets weighted subject to credit risk by risk group
Concept	Assets weighted by risk	Capital Requirement
Group I (weighted to 0%)	0	0
Group I (weighted to 10%)	0	0
Group I (weighted to 20%)	0	0
Group II (weighted to 0%)	0	0

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Group II (weighted to 10%)	0	0
Group II (weighted to 20%)	0	0
Group II (weighted to 50%)	12,347	988
Group II (weighted to 100%)	0	0
Group II (weighted to 120%)	0	0
Group II (weighted to 150%)	0	0
Group III (weighted to 2.5%)	0	0
Group III (weighted to 10%)	170	14
Group III (weighted to 11.5%)	0	0
Group III (weighted to 20%)	18,653	1,492
Group III (weighted to 23%)	1,102	88
Group III (weighted to 50%)	287	23
Group III (weighted to 57.5%)	404	32
Group III (weighted to 100%)	0	0
Group III (weighted to 115%)	0	0
Group III (weighted to 120%)	0	0
Group III (weighted to 138%)	0	0
Group III (weighted to 150%)	0	0
Group III (weighted to 172.5%)	0	0
Group IV (weighted to 0%)	0	0
Group IV (weighted to 20%)	8,182	655
Group V (weighted to 10%)	0	0
Group V (weighted to 20%)	2,094	168
Group V (weighted to 50%)	0	0
Group V (weighted to 115%)	0	0
Group V (weighted to 150%)	4,732	379
Group VI (weighted to 20%)	0	0
Group VI (weighted to 50%)	12,507	1,001
Group VI (weighted to 75%)	5,804	464
Group VI (weighted to 100%)	41,824	3,346
Group VI (weighted to 120%)	0	0
Group VI (weighted to 150%)	0	0
Group VI (weighted to 172.5%)	0	0
Group VII-A (weighted to 10%)	0	0
Group VII-A (weighted to 11.5%)	0	0
Group VII-A (weighted to 20%)	18,591	1,487
Group VII-A (weighted to 23%)	92	7
Group VII-A (weighted to 50%)	13,030	1,042
Group VII-A (weighted to 57.5%)	15,641	1,251
Group VII-A (weighted to 100%)	133,478	10,678
Group VII-A (weighted to 115%)	4,319	346
Group VII-A (weighted to 120%)	498	40
Group VII-A (weighted to 138%)	0	0

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Group VII-A (weighted to 150%)	0	0
Group VII-A (weighted to 172.5%)	0	0
Group VII-B (weighted to 0%)	0	0
Group VII-B (weighted to 20%)	0	0
Group VII-B (weighted to 23%)	0	0
Group VII-B weighted to 50%)	0	0
Group VII-B weighted to 57.5%)	0	0
Group VII-B (weighted to 100%)	19,018	1,521
Group VII-B (weighted to 115%)	0	0
Group VII-B (weighted to 120%)	0	0
Group VII-B (weighted to 138%)	0	0
Group VII-B (weighted to 150%)	0	0
Group VII-B (weighted to 172.5%)	0	0
Group VIII (weighted to 125%)	7,994	640
Group IX (weighted to 100%)	51,673	4,134
Group IX (weighted to 115%)	0	0
Group X (weighted to 1250%)	300	24
Other Assets (weighted to 0%)	0	0
Other Assets (weighted to 100%)	34,093	2,727
Securitization with Risk Degree 1 (weighted at 20%)	0	0
Securitization with Risk Degree 2 (weighted at 50%)	0	0
Securitization with Risk Degree 3 (weighted at 100%)	0	0
Securitization with Risk Degree 4 (weighted to 350%)	0	0
Securitization with Risk Degree 4, 5, 6 or Non-qualified (weighted to 1250%)	0	0
Re-securitization with Risk Degree 1 (weighted at 40%)	0	0
Re-securitization with Risk Degree 1 (weighted at 100%)	0	0
Re-securitization with Risk Degree 1 (weighted at 225%)	0	0
Re-securitization with Risk Degree 1 (weighted at 650%)	0	0
Re-securitization with Risk Degree 5, 6 or Not qualified (weighted at 1250%)	0	0

Table IV.3
Assets weighted subject to operational risk
Assets weighted by risk	Capital Requirement
61,790	4,943

Average of requirement by market and credit risk of the last 36 months	Average of annual positive net income of the last 36 months
38,253	32,955

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Table V.1
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$9,514,367,512.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

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Table V.1.2
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (Mexico), S. A.
2	ISIN, CUSIP or Bloomberg Identifier
3	Legal frame	Securities Market Law
Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Basic I
6	Instrument level	Credit Institution without consolidating
7	Instrument type	Series F Shares
8	Amount acknowledge of regulatory capital	$1,833,249,750.00
9	Instrument's par value	$0.10
9A	Instrument's currency	Mexican Pesos
10	Accounting qualification	Capital
11	Date of issuance	N.A
12	Instrument´s term	Perpetual
13	Date of expiration	Without expiration
14	Early payment clause	No
15	First date of early payment	N.A
15A	Regulatory or fiscal events	No
15B	Liquidation price of the early payment clause	N.A
16	Subsequent early payment dates	N.A
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	Variable
19	Cancellation of dividends clause	No
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	N.A
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A
27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	No
31	Conditions for write-down	N.A
32	Degree of write-down	N.A
33	Temporality of write-down	N.A
34	Mechanism for temporary write down	N.A
35	Subordination position in the event of liquidation	Creditors in general
36	Breach characteristics	No
37	Description of breach characteristics	N.A

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Table V.1.3
Main characteristics of titles that are part of the Net Capital
Reference	Characteristic	Options
1	Issuer	Banco Santander (México), S. A.
2	ISIN, CUSIP or Bloomberg Identifier	Reg S: USP1507SAD91 / 144A: US05969BAB99
3	Legal frame
New York Law, in case that a "TRIGGER EVENT"  takes to a "WRITE DOWN"  or "Mexican Regulatory Event"  which  involves  a  suspention period and   occurs  based in mexican regulatory determination  acordding with the mexican law. The ranking and Subordinated Notes  would be  determinated acordding   to the mexican  law

Regulation treatment
4	Level of capital with transitory	N.A
5	Level of capital without transitory	Complementary
6	Instrument level	Credit Institution without consolidating
7	Instrument type	5.95% Tier 2 Subordinated Capital Notes due 2024
8	Amount acknowledge of regulatory capital	$19,506,996,046.49
9	Instrument's par value	$19,163,820,000.00
9A	Instrument's currency	USD
10	Accounting qualification	Subordinated credit notes
11	Date of issuance	27/12/2013
12	Instrument´s term	Maturity
13	Date of expiration	30/01/2024
14	Early payment clause	Yes ("Optional Redemption")
15	First date of early payment	30/01/2019 (only date of call)
15A	Regulatory or fiscal events	Yes ("Withholding Tax Redemption" y "Special Event Redemption" el cual incluye: "Capital Event" y "Tax Event")
15B	Liquidation price of the early payment clause	accrued and unpaid interest
16	Subsequent early payment dates	N/A (only on the first date of early payment).
Yields / Dividends
17	Type of yield/dividend	Variable
18	Interest rate/dividend	5.95%
19	Cancellation of dividends clause	N.A
20	Payment discretion	Mandatory
21	Interest increase clause	No
22	Yields/Dividends	Not Accruable
23	Convertibility of the instrument	No Convertible
24	Convertibility conditions	N.A
25	Degree of convertibility	N.A
26	Conversion rate	N.A

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27	Instrument convertibility rate	N.A
28	Type of convertibility financial instrument	N.A
29	Instrument issuer	N.A
30	Write-down clause	Yes
31	Conditions for write-down
If a Trigger Event occurs the following write-downs shall be will deemed to have occurred if (i) the CNBV publishes a determination, in its official publication of capitalization levels for Mexican banks, that our Tier 1 Capital 1 Ratio (“Capital Básico 1”), as calculated pursuant to the applicable Mexican Capitalization Requirements, is equal to or below 4.5% (four point five percent), (ii) both (A) the CNBV notifies us that it has made a determination, pursuant to Article 29 Bis of the Mexican Banking Law, that a cause for revocation of our license has occurred resulting from (y) our non-compliance with corrective measures imposed by the CNBV pursuant to the Mexican Banking Law, or (z) our non-compliance with the capitalization requirements set forth in the Mexican Capitalization Requirements and (B) we have not cured such cause for revocation, by (a) complying with such corrective measures, or (b)(1) submitting a capital restoration plan to, and receiving approval of such plan by, the CNBV, (2) pledging to the Mexican governmental uthorities, to secure performance of such capital restoration plan, seventy five percent (75%) of the Issuer’s aggregate issued and outstanding shares and (3) not being classified in Class III, IV, or V, or (c) remedying any capital deficiency, in the case of (a), (b) and (c), on or before the 15th business day in Mexico following the date on which the CNBV notifies us of such determination; or (iii) the Financial Stability Committee, which is a committee formed by the CNBV, the Ministry of Finance and Public Credit, the Mexican Central Bank and the Mexican Savings Protection Agency, determines pursuant to Article 122 Bis of the Mexican Banking Law that financial assistance is required by us to avoid revocation of our license for our failure to comply with corrective measures, comply with capitalization requirements or to satisfy certain liabilities when due, as a means to maintain the solvency of the Mexican financial system or to avoid risks affecting the Mexican payments system and such determination is either made public or notified to us.

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32	Degree of write-down	Parcial, until restore adequate capital levels
33	Temporality of write-down	Permanent
34	Mechanism for temporary write down
“Write-Down Amount” means an (i) amount that would be sufficient, together with any concurrent prorata write down of any other loss-absorbing instruments issued by us and then outstanding, to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General Rules Applicable to Mexican Banks
(currently 7% (seven percent)), or (ii) if any Write-Down of the Current Principal Amount, together with any concurrent pro rata write down of any other lossabsorbing instruments issued by us and then outstanding, would be insufficient to return our Capital Básico 1 to the levels of Capital Básico 1 required under Section IX, b), 2 of Annex 1-S of the General
Rules Applicable to Mexican Banks (currently 7% (seven percent)), the amount necessary to reduce the Current Principal Amount of each outstanding Note to zero.

35	Subordination position in the event of liquidation
The Notes constitute subordinated indebtedness, and (i) will be subordinate and junior in right of payment and in liquidation to all of our present and future senior indebtedness, (ii) will rank pari passu with all other unsecured subordinated preferred indebtedness and (iii) will be senior to subordinated non-preferred indebtedness and all classes of our equity or capital stock.

36	Breach characteristics	N.A
37	Description of breach characteristics	N.A

Table V.2
Assistance in filling in the information regarding the characteristics of the titles that are part of the Net Capital
Reference	Description
1	Credit institution that issues titles that are part of the Net Capital
2	Title identifier or code that is part of the Net Capital (ISIN, CUSIP or ID number of international value)
3	Legal framework with which the title must comply, as well as the laws to which it shall be subject.
4	Level of capital that corresponds to the title that shall be subject to transience established pursuant to Article Third Transitory, of Resolution 50th.
5	Level of capita that corresponds to the title that meets exhibit 1-Q, 1-R or 1-S hereof.

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6	Level within the group to which the title is included.
7
Type of Capital Instrument or title representing the capital stock that is included as part of the Net Capital. In the event of titles subject to the transiency established pursuant to Article Third Transitory, established in Resolution 50th, refers to the subordinated obligations described on Article 64 of the Credit Institutions Act.

8
Amount of the Capital Instrument or title representing the capital stock, that is acknowledged in the Net Capital pursuant to Article 2 bis 6 hereof, in the event of reference 5 either Basic 1 or Basic 2; and pursuant to Article 2 bis 7 hereof in the event such reference is Ancillary. in any other event, it shall be the amount corresponding pursuant to  the provisions of Article Third Transitory of Resolution 50th.

9	Title's par value in Mexican pesos.
9A	Currency used to express the title's par value in Mexican pesos pursuant to international standard ISO 4217
10	Accounting classification of the title that is part of the Net Capital.
11	Date of issuance of the title that is part of the Net Capital
12	Specify if the title has expiration or is at perpetuity
13	Expiration date of the title, without considering the dates of early payment.
14	Specify if the title includes a early payment clause by the issuer wherein the right to pay the title early is exercised with prior authorization from Banco de Mexico.
15	Date when the issuer may, for the first time, exercise the right to pay the title early prior authorization from Banco de Mexico.
15A	Specify if the early payment clause considers regulatory or fiscal events.
15B	Specify the liquidation price of the early payment clause.
16	Dates when the issuer may, subsequently to the one specified in reference 15, exercise the right of title early payment prior authorization from Banco de Mexico
17	Specify the type of yield/dividend that shall be held during the entire term of the title.
18	Interest rate or index referred to by the title's yield/dividend.
19
Specify if the title includes clauses that forbid payment of dividends to the holders of titles representing the capital stock when failing to perform payment of a coupon or dividend of any capital instrument.

20
issuer's discretionarily for payment of the title's interests or dividends. If the Institution at any time may cancel payment of yields or dividends it must be selected (entirely Optional); if it may only cancel in some situations (partially Optional) or if the credit institutions may not cancel payment (Mandatory)

21	Specify if in the title there is a clause that generates incentives that the issuer may early pay, as clauses of increase of interests known as "Step-Up".
22	Specify if yields or dividends of the title are accruable or not.
23	Specify if the title is convertible or not in ordinary shares of the multiple banking institutions or the Financial Group.
24	Conditions under which the title is convertible into ordinary shares of the multiple banking institution or Financial Group.
25	Specify if the title is wholly converted or only partially when it meets the contractual conditions to convert.
26	Amount per share considered for converting the title into ordinary shares of the multiple banking institution or the Financial Group into the currency on which such instrument was issued.
27	Specify if the conversion is mandatory or optional.
28	Type of shares into which the title is converted.
29	Issuer of the instrument into which the title is converted.
30	Specify if the title has the principal cancellation characteristics.
31	Conditions under which the title has a principal cancellation characteristics.

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32	Specify if once the hypothesis of the value decrease clause occurs, the title decreases value in its aggregate or only partially.
33	Specify if once the hypothesis of the value decrease clause occurs, the instrument decreases value permanently or temporarily
34	Explain the temporary value decrease mechanism.
35	Most subordinated position to which the capital instrument is subordinated that corresponds to the type of instrument in liquidation.
36	Specify whether there is or not characteristics of the title that fails to meet with the conditions established in exhibits 1-Q, 1-R and 1-S hereof.
37	Specify the characteristics of the title that fail to meet the characteristics established in exhibits 1-Q, 1-R and 1-S hereof.
The information relating to Anexx 1-O Capitalization Ratio Santander Consumo and Santander Hipotecario  is available on the website

www.santander.com.mx/ir

15. Risk Diversification
Pursuant to the general rules for risk diversification in the performance of borrowing and lending transactions applicable to credit institutions, published in the Federal official Gazette on April 30, 2003, the following information with respect to credit risk transactions as of December 31, 2014, is provided:

    - At December 31, 2014 did not have financing granted to debtors or groups of individuals representing single common risk is greater the amount of core capital (the month immediately preceding the date that is reported) Bank.

- Loans granted to the three major debtors or groups of persons representing a common risk for a total amount of $34,430 repreenting the 44.89% of the basic capital of the Bank.

16. Internal and external Sources of Liquidity

Internal sources of liquidity in domestic and foreign currency come from the different savings products that Santander México offers to clients; mainly checking accounts and time deposits.

With respect to external sources of liquidity, Santander México has several alternatives to access capital markets through the issuance of senior and subordinated debt as well as through the issuance other debt or capital instruments. Santander México also obtains funding from other institutions including Banxico, commercial banks and other institutions.

Santander México may also obtain liquidity via sale and repurchase agreements of securities (short-term repos) possessed by Santander México. Additionally, Santander México could obtain liquidity through the sale of assets.

17. Dividends Policy

Santander México performs the payment of dividends pursuant to the applicable legal, administrative, fiscal and accounting rules, based in the results obtained by the Institution. The Board of Directors proposes the payment of dividends at the Ordinary General Stockholders’ Meeting, which is the body that orders and approves the payment of dividends to the stockholders of the institution.

18. Treasury Policies

The activities of Santander México’s treasury are performed pursuant to the following:

a)
In compliance with the provisions issued by the different authorities of the financial system for bank institutions, such as guidelines for lending and borrowing transactions, accounting rules, liquidity ratios, regulatory matching, capacity of the payment systems, etc.

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b)
Internal limits for market, liquidity and credit risks, i.e., there are limits for the management of the assets and liabilities of the bank with respect to the market and liquidity risk derived from such management, as well as the limits regarding counterparty risk derived from the daily transactions.

c)	Compliance with the guidelines stipulated by national and international standard agreements regarding transactions performed in markets.

d)	Sound market practices.

e)	Strategies proposed in the banks internal committees.

f)	Compliance with the operation procedures of the institution.

19. Shareholding

Subsidiaries	% of interest

Banco Santander (México), S.A.	99.99%
Casa de Bolsa Santander, S.A. de C.V.	99.97%

20. Internal Control

The activities of Santander México are governed by a series of guidelines established by Banco Santander (España), the holding company of Santander México, whose head offices are located in the city of Madrid, and the Mexican laws.

For the compliance of the rules in effect, Santander México has developed and implemented an Internal Control Model (ICM) which includes the participation of the Board of Directors, the statutory advisor, the Audit Committee, the Internal Audit Department, the General Direction, the Internal Control Unit and the Regulatory Control Department.

The ICM is based in the identification and documentation of the main risks and the periodic assessment of the controls that are created to mitigate such risks. ICM guarantees, among other aspects, the design, establishment and updating of measures and controls that promote the compliance with the internal and external rules and the proper operation of the data processing systems.

The internal control system includes:

The implementation of an organizational structure has allowed the development and growth of the group. Such structure is constituted as follows:

CEO and General Direction

The following functions report to the CEO and General Direction:

▪	Vice-president of Finance and Administration:

➢	Deputy General Direction of Intervention and Management Control

➢	Deputy General Direction of Technology, Operations and Quality

➢	Deputy General of Human Resources, Organization and Costs

➢	Deputy General Direction of Legal Affairs

➢	Counsel for Legal Affairs

➢	Executive Direction of Competitive Strategy

➢	Executive Direction of Financial Management

➢	Executive Direction of Investor Relations and Shareholders

▪	Vice-president of Commercial Banking:

➢	Deputy General Direction of Commercial Strategy

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➢	Deputy General Direction of Companies and Institutions Banking

➢	Deputy General Direction of Particulars and Small Enterprises Banking

➢	Deputy General Direction of Payment Systems

➢	Deputy General Direction of Private Banking

➢	Executive Direction of Universities-Universia

➢	Executive Direction of Analysis and Commercial Planning

➢	Executive Director of Deposits, Bank Savings Protection and Investment

▪	Deputy General Director of Credit

▪	Deputy General Director of Wholesale Banking

▪	Deputy General Director of Institutional Relations and Communications

▪	Executive Direction of Internal Audit

▪	Executive Direction of Advertising and Corporate Image

▪	Executive Direction Corporate of Recoveries and Assets Reestructuring

The roles and responsibilities of each direction have been stipulated in order to optimize the performance of the activities of Santander México.

The Organization area related to the Executive Direction of Processes and Change Management, via manuals, circulars and bulletins, governs the activities of the group; likewise, the Regulatory Control Department has established a general Code of Conduct that every employee of Santander México has to follow.

The structure of Santander México includes the constitution of a Board of Directors, which establishes the objectives, the policies and general procedures of Santander México, the appointment of directors and the constitution of committees that are to supervise the development of the activities of Santander México.

The committees that supervise the development of the entities that constitute Santander México, created by the Board of Directors, are the following:

▪	Audit Committee

▪	Corporate Practices, Nominating and Compensation Committee

▪	Integral Risk management Committee

▪	Communication and Control Committee

The registration, control and storage of the daily activities of Santander México are carried out by systems mainly designed and focused on the banking and brokerage activity. The common platform for such purposes is known as ALTAIR and it is applied by all the entities in Latin America that are part of  Banco Santander (España).

Loans portfolio and transactions of commercial banking of the group are controlled and registered at ALTAIR. Treasury activities are controlled and registered in computer platforms and the operations are centralized for its accounting registration in  ALTAIR. Such platforms comply with the parameters stipulated by the CNBV with respect to reliability and accuracy.

Santander México is regulated by the CNBV, and therefore, the financial statements are prepared according to the accounting practices stipulated by such Commission via the issue of accounting circulars, general official letters and particular official letters regarding the accounting registration of transactions. For such purposes, the accounting system of Santander México has been structured with an accounts catalog stipulated by the Commission, and all the reports come from such system and comply with the applicable provisions.

Within Santander México, there is an independent area of Internal Audit, whose mission is to oversee the compliance, efficacy and efficiency of the internal control systems of the Group, as well as the reliability and quality of the accounting information.

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To achieve so, Internal Audit verifies that the risks inherent to the activity of Santander México are properly covered and the policies stipulated by the Direction, the applicable internal and external regulations and the procedures are observed.

The results of the activities of Internal Audit are reported on regular basis to the General Direction, the Audit Committee and the Board of Directors. Among other issues, the results of the audits performed to the different business units of the companies that constitute Santander México and the follow up of the recommendations provided to the different areas and/ or entities are informed.

Internal Audit has a quality system oriented to the client satisfaction focus on continuous process improvement, which has been subject to a successfull Quality Assurance Review (QAR) during 2013

In summary, Internal Control of Santander México includes the continuous development, implementation and updating of an internal control model where all the areas of the group have an active role.

During the quarter, there have been no changes to the internal controls and internal audit guidelines.

21. Accounting differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain

Earnings of Grupo Financiero Santander México under CNBV regulations in Mexico	14,014

Temporary differences in classification and assessment of sale and repurchase agreements and investment securities	175	(a)
Income and expenses from the Headquarter	448	(b)
Other differences between CNBV regulations in Mexico and the Circular issued by Bank of Spain	378
Earnings of Grupo Financiero Santander México under the regulations set forth in the Circular issued by the Bank of Spain	15,015

(a)
 According to the local regulations, as of september 30, 2008, the market valuation of securities classified as trading securities was recognized in the income statement; for Spain, such securities are classified as available for sale and, pursuant to the Circular issued by Bank of Spain, its valuation is recognized in stockholders' equit until they mature or sold.

(b)	Allocation of corporate income and expenses performed by the Corporate Head Office to its subsidiaries, pursuant to the rules and policies of bank of Spain.

22. Transactions with related parties

Receivable
Funds available	126
Derivatives (asset) 28,089
Performing loan portfolio	2,696
Other receivables, (net)	4,399

Payable
Time deposits	2,265
Credit instruments issued	727
Creditors under sale and repurchase agreements	2,338
Derivatives (liability)	28,786
Other payables	2,161
Creditors from settlement of transactions	450
Subordinated debentures	14,630

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Income
Interest	126
Commissions and fee income	5,146

Expense
Interest	859
Administrative expenses	334
Result from derivative financial instrument transactions	1,744
Technical assistance	1,805

23. Interests on loan portfolio

As of December 31, 2014, the consolidated statement of i includes in the item "Interest income " Ps. $42,472 million that correspond to interests from the loan portfolio of Banco Santander (Mexico), S.A.,  Santander Consumo, S.A. de C.V. SOFOM ER, Santander Hipotecario, S.A. de C.V. SOFOM ER. and Santander Vivienda, S.A. de C.V. SOFOM ER.

24. Integral Risk Management (unaudited)

Risk management is considered by Grupo Financiero Santander as a competitive element of strategic nature with the purpose of maximizing the value for the stockholder. This management is defined, from a conceptual and organizational sense, as a comprehensive management of the different risks (market risk, liquidity risk, credit risk, counterparty risk, operative risk, legal risk and technological risk) assumed by Grupo Financiero Santander for the development of its activities. The management of the risk inherent to transactions is essential for understanding and determining the behavior of the financial condition of Grupo Financiero Santander and the creation of long-term value.

In order to comply with the provisions regarding the Comprehensive Risk management applicable to credit institutions, issued by the National Banking and Exchange Commission, the Board of Directors agreed to create the Comprehensive Risk Management Committee of Grupo Financiero Santander, to work pursuant to the rules set by such regulations. This Committee gathers every month and verifies that the transactions are according to the objectives, policies and procedures approved by the Board of Directors for the Comprehensive Risk Management.

The Comprehensive Risk management Committee delegates in the Comprehensive Risk Management Unit the responsibility for the implementation of procedures for the measure, administration and control of risks according to the applicable policies; such Unit has the faculty to authorize amounts greater than the stipulated limits and in such cases, the Board of Directors shall be informed on such deviations.

Market Risk

The Market Risk Management department of the Comprehensive Risk management Unit is responsible for recommending the policies on market risk management of Grupo Financiero Santander, and to establish the parameters for risk measuring, and to provide reports, analysis and assessments to the senior management, to the Comprehensive Risk management Committee and to the Board of Directors.

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The market risk management is to identify measure, monitor and control risks arising from fluctuations in interest rates, exchange rates, prices and other market risk factors in currency, money, capital and derivative markets that are exposed the positions that belong to Grupo Financiero Santander.

The market risk measurement quantifies the potential variation in the value of the positions as a consequence of changes in the market risk factors.

Depending on the nature of the activities of each business unit, debt and capital instruments are registered as securities for trade, securities available for sale and or securities held to maturity. The main characteristic that identifies securities available for sale is their permanent nature and they are managed as an structural part of the balance sheet. Grupo Financiero Santander has established provisions that all securities available for sale must fulfill, as well as adequate controls for the compliance of such provisions.

Whenever significant risks are identified, they are measured and limits are allocated in order to assure an adequate control. Global measurement of risk is carried out via a combination of the methodology applied to Portfolios for Trade and to the management of Assets and Liabilities.

Trading Books

In order to measure the risk in a global approach, the methodology of Value at Risk (“VaR”) is used. VaR is defined as the statistical estimate of the potential loss of value of a given position, during certain period and at certain confidence level.  VaR provides a universal measure of the level of exposure of the different risk portfolios; it allows the comparison of the risk level assumed in different securities and markets and expresses the level of each portfolio through a unique figure in economic units.

VaR is calculated via historical simulation, with a 521 working-days window (520 percentage changes) and a one-day horizon. The calculation is performed from a series of simulated gains and losses with 1% percentile at constant pesos and with pesos decreasing on an exponential basis, with a decrease factor that is reviewed on annual basis, the most conservative measure is the one to be reported. A confidence level of 99% is assumed.

Note that the historical simulation model is limiting to assume that the recent past represent the near future.

The Value at Risk as of the end of fourth quarter of 2014 (unaudited) amounted to:

Bank and Brokerage
	VaR (thousand of mexican pesos)%
Trading Desks	51,608.91	0.05%
Market Making	36,909.53	0.04%
Prop Trading	19,671.13	0.02%

Risk factor
Interest rate	51,608.91	0.05%
Foreign exchange	43,593.72	0.05%
Equity	16,098.59	0.02%
	40,296.18	0.04%
* % of VaR with respect to Net Capital

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The Value at Risk for the average of the fourth quarter of 2014 (unaudited) amounted to:

	Bank and Brokerage
	VaR (thousand of mexican pesos)%
Trading Desks	58,836.87	0.06%
Market Making	37,264.16	0.04%
Prop Trading	32,638.00	0.03%

dRisk factor	58,836.87	0.06%
Interest rate	56,883.58	0.06%
Foreign exchange	17,729.85	0.02%
Equity	26,693.82	0.03%
* % of VaR with respect to Net Capital

Likewise, monthly simulations of gains or losses of portfolios are carried out by revaluating such portfolios under different scenarios (Stress Test).  Such estimates are generated using two different methods:

▪    Applying to risk factors the percentage changes observed in certain periods including relevant market turbulences.
▪    Applying to risk factors changes that depend on the volatility of each risk factor.
▪ On a monthly basis “back testing” is carried out to compare daily gains and losses that would have been observed is the same positions had been maintained, taking into account only the change in value at risk in order to be able to fine tune the models. Even though these reports are prepared on a monthly basis, they include daily tests.

Assets and Liabilities Management

Commercial banking activities of Grupo Financiero Santander generate important balance sheet amounts.   The Assets and Liabilities Committee (“ALCO”) is responsible for determining the guidelines for the management of financial margin risk, net worth value and liquidity that must be followed by the different commercial portfolios. Pursuant to this approach, the General Direction of Finances has the responsibility to execute the strategies defined by the Assets and Liabilities Committee in order to modify the risk profile of the commercial portfolio by following the corresponding policies. Compliance with information requirements for interest rate, Exchange rate and liquidity risks is fundamental.

As part of the financial management of Grupo Financiero Santander, sensitivity to Net Interest Income (“NIM”) and Market Value of Equity (“MVE”) of the different balance sheet items is analyzed in comparison to variations in interest rates. This sensitivity is derived from the difference between maturity dates of assets and liabilities and the dates interest rates are modified. The analysis is performed from the classification of each item sensitive to interest rate throughout time, according to their repayment, maturity or contractual modification of the applicable interest rate.

	Sensitivity 1% NIM				Sensitivity 1% MVE
Bank and Brokerage	Oct-14	Nov-14	Dec-14	Average	Oct-14	Nov-14	Dec-14	Average
Balance MXN GAP	92%	78%	82%	84%	64%	65%	67%	66%
Balance USD GAP	48%	57%	41%	48%	21%	26%	1%	16%

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Using simulation techniques, the predictable change of the net interest income and the market value of equity are measured in different interest rate scenarios, and their sensitivity under extreme movement of such scenarios, as of the end of the fourth quarter of 2014:

MM MXN	Sensitivity 1% NIM			Sensitivity 1% NIM
Bank and Brokerage	Total	Derivatives	Non Derivatives	Total	Derivatives	Non Derivatives
Balance MXN GAP	984	134	850	(2,350)	1,269	(3,618)
Balance USD GAP	90	(57)	147	(3)	(1,027)	1,024

The Assets and Liabilities Committee adopts investment and hedging strategies in order to maintain such sensitivities within the target range.

Limits

Limits are used to control global risk of the financial group derived from each portfolio and books. The structure of limits is used to control exposures and to establish the total risk authorized to business units.  These limits are established for VaR, Loss alert, maximum loss, equivalent volume of interest rate, delta equivalent in equity, open foreign currency positions, sensitivity of net interest income and sensitivity of market value of equity.

Liquidity Risk

Liquidity risk is related to the ability of Grupo Financiero Santander to finance acquired commitments at reasonable market prices, as well as to fulfill business plans with stable financing sources. Risk factors may be external (liquidity crisis) and internal due to excessive concentration of maturities.

Grupo Financiero Santander carries out a coordinated management of maturities of assets and liabilities, and oversees the maximum timing difference profiles. This monitoring is based in the analysis of maturities of assets and liabilities, both contractual and managerial. Grupo Financiero Santander realizes a control for the maintenance of a sufficient quantity of liquid assets to guarantee a horizon of survival during a minimum of days facing a scene of stress of liquidity without resorting to additional financing sources. The risk of Liquidity is limited in terms of a minimal period of days established for local, foreign and consolidated currencies. It is necessary to indicate that in the current quarter incidents have not been had in the metrics.

Millions of Pesos	Total	1D	1W	1M	3M	6M	9M	1Y	5Y	>5Y

Structural GAP	99,924	28,625	36,031	12,284	2,336	21,794	23,100	9,804	(87,387)	53,338
Non Derivative	101,836	28,700	36,490	14,619	3,310	21,510	23,073	9,431	(83,550)	48,253
Derivatives	(1,912)	(75)	(459)	(2,335)	(973)	284	27	373	(3,838)	5,085

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Credit Risk

Management of credit risk of Grupo Financiero Santander is developed differently for the different segments of clients along the three phases of the credit process: acceptance, follow-up and recovery.

From a global perspective, management of credit risk in Grupo Financiero Santander is responsible for the identification, measurement, integration and assessment of the aggregated risk and the profitability according to such risk; with the purpose of oversee the levels of risk concentration and to adapt them to the limits and objectives previously established.

Risks managed on individual basis are based on expert analysis and complemented by a solvency or rating system with a related probability of failure that allows the measuring of the risk for each client and for each transaction from the beginning of the credit cycle.

Standardized risks require, due to their special characteristics (great number of transactions for relatively low amounts), a different management that allows an efficient process and effective use of resources. The management of these risks are based on and automated decision tools, complemented when needed by the expert judgement of analysts teams.

Risk management of loans to companies is additionally complemented, during the follow-up phase, with the so called “system of special monitoring” that determines the policy to be followed in the management of the risks with companies or groups rated within such category. Different situations or monitoring levels are identified thus deriving in different types of actions. A special monitoring grade is given in the case of alert signals, systematic reviews, or specific initiatives promoted by the Risks Department or Internal Audit.

Recovery Units constitute a critical element in the management of irregular risk, in order to minimize the final loss for Grupo Financiero Santander. These units are responsible for a specialized management of the risk from the moment they are classified as irregular risk loans (defaulting payment).

Grupo Financiero Santander has carried out a policy for the selective growth of risk and a strict treatment of late payments and the creation of the corresponding provisions, based in the prudent criteria defined by the Group.

Probability of Default and Expected Losses

Pursuant to the provisions on Comprehensive Risk Management included in the general regulations applicable to credit institutions, as part of the credit risk management, credit institutions must determine the probability of default.

The system allows the calculation of the probability for the different loans portfolios.

a.       The probability of default ("PD") for portfolios "Retail" and "No Retail" is determined through the calibration of ratings from customers in one or more specific times, which are chosen based on the stability presented against the latest known sample.
Subsequently, a dither of rating/scores is done on these grading samples. A default rate and an average of the calibration sample is estimated on each of the sections, which eventually adjusts the cycle using a historical period of 10 years.

b.       Once the probability of default is determined, the parameters of “Severity of Loss” (“LGD”) and “Exposure at Default” (“EAD”) calculated with internal models, are taken into consideration.

For the calculation of the “LGD” recovery and expenditure movements from the time of default (more than 90 days overdue) are used and these movements are deducted or added to the credit amount with which the recovery period began to do this, seven-year historical data is used.

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The calculation of the “EAD” is only used for revolving products and seven-year historical data is also used. To estimate the “EAD” the twelve-month balances prior to default are taken and compared against the credit balance at the time of entering default.

Once the abovementioned factors are obtained, the Expected Loss (“PE”) is calculated as follows:

Expected Loss = Probability of Default x Severity of Loss x Exposure at Default

i.e.:  PE = PD * LGD * EAD

Counterparty Risk

Included in the credit risk, there is a concept that, due to its characteristics, it requires a special management: the Counterparty Risk.

Counterparty Risk is the risk Grupo Financiero Santander assumes with governmental entities, financial institutions, corporations, companies and individuals in their treasury activities and correspondent bank activities. The measurement and control of the Credit Risk in Financial Instruments, Counterparty Risk, is carried out by a special unit with an organizational structure independent from the business areas.

The control of Counterparty Risk is performed daily via the Interactive Risk Integrated System (“IRIS”), which informs the credit line available with any counterparty, in any product and any term.

For the control of the counterparty lines, the Equivalent Credit Risk (“REC”) is used. REC is an estimate of the amount Grupo Financiero Santander may lose in current transactions with certain counterparty, if such counterparty commits a default in any moment until the maturity date of transactions.  REC takes into account the Current Credit Exposure, which is defined as the cost to substitute the transaction at market value provided that this value is positive for Grupo Financiero Santander, and it is measured as the market value of the transaction (“MtM”).  In addition, REC includes the Potential Credit Exposure or Potential Additional Risk (“RPA”), which represents the possible evolution of the current credit exposure until maturity, given the characteristics of the transaction and the possible variations in the market factors. The REC Gross considers definitions described above, without considering mitigating by netting or by mitigating collateral.

For the calculation of REC, mitigating factors of the counterparty credit risk are taken into consideration, such as collaterals, netting agreements, among other. The methodology continues to be effective.

In addition to the Counterparty Risk, there is the Settlement Risk, which is present in every transaction at its maturity date, when the possibility that the counterparty does not comply with its payment obligations arises, once Grupo Financiero Santander has complied with its obligations by issuing payment directions.

For the process of control for this risk, the Deputy General Direction of Financial Risks oversees on a daily basis the compliance with the limits on counterparty credit risks by product, term and other conditions stipulated in the authorization for financial markets. Likewise, it is the responsible for communicating on a daily bases, the limits, consumptions and any incurred deviation or excess.

On a monthly basis, a report is presented to the Comprehensive Risk management Committee, and on quarterly basis, to the Board of Directors, with respect to the limits to Counterparty Risks, Issuer Risks and current consumptions, as well as incurred excesses and transactions with non authorized customers. In addition, it informs the calculation of the Expected Loss for current transactions in financial markets at the closing of every month and

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different scenarios of stress of Expected Loss. All of the above according to the methodologies and assumptions approved by the Comprehensive Risk Management Committee.

Currently, we have approved lines of Counterparty Risks in Grupo Financiero Santander for the following segments:  Mexican Sovereign Risk and Domestic Development Banking, Foreign Financial Institutions, Mexican Financial Institutions, Corporations, Companies Banking-SGC, Institutional Banking, Large Enterprises Unit, Project Finance.

Equivalent Net Credit Risk of the lines of Counterparty Risk and Issuer Risk of Grupo Financiero Santander for the fourth quarter of 2014:

	Equivalent Net Credit Risk (millions of american dollars)
Segment	oct-14	nov-14	dec-14	average
Sovereign Risk, Development Banking and Financial Institutions	23,057.43	23,182.52	16,422.94	20,887.63
Corporates	1,517.79	1,179.54	1,449.18	1,382.17
Companies	174.09	141.05	143.72	152.95

The equivalent credit risk lines maximum gross counterparty risk of Grupo Financiero Santander as of the end of the fourth quarter of 2014, which corresponds to derivative transactions, is distributed depending on the type of derivative:

Equivalent Gross Credit Risk (millions of american dollars) (millions of american dollars)
Type of Derivative	End of the fourth quarter of 2014
Interest Rate Derivatives	13,627
Exchange Rate Derivatives	24,778
Equity Derivatives	513
Total	38,918

The Expected Loss of Grupo Financiero Santander at the end of the fourth quarter of 2014, and the quarterly average of the expected loss of the lines of Counterparty risk and issuer risk of Grupo Financiero Santander, for the fourth quarter of 2014 are:

	Expected Loss (millions of american dollars)
Segment	Oct-14	Nov-14	Dec-14	Average
Sovereign Risk, Development Banking and Financial Institutions	5.92	5.25	5.02	5.40
Corporates	5.09	3.53	3.70	4.11
Companies	1.21	0.95	0.94	1.03

The segments of Mexican Financial Institutions and Foreign Financial Institutions are very active counterparties with whom Grupo Financiero Santander has current positions of financial instruments with Counterparty Credit Risk. It is

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important to mention that Equivalent Credit Risk is mitigated by netting agreements (ISDA-CMOF) and, in some cases, by collateral agreements (CSA-CGAR) or revaluation agreements with counterparties.

Respect to total collateral received for derivatives transactions as of the end of the fourth quarter of 2014:

Cash colateral	57.76%
Collateral refer to bonds issued by the Mexican Federal Government	42.24%

Legal Risk

Legal Risk is defined as the potential loss due to the failure to comply with the applicable legal and administrative regulations, the issue of administrative and judicial resolutions against Grupo Financiero Santander and the application of fines, with respect to the transactions carried out by Grupo Financiero Santander.

Pursuant to the provisions regarding the Comprehensive Risk Management, the following activities are performed: a) Establishment of policies and procedures for analyzing the legal validity and the proper execution of the legal acts. b) estimates of the amount of potential losses derived from judicial or administrative orders against Grupo Financiero Santander and the possible application of fines c) Analysis of the legal acts governed by a legal system different to the Mexican laws, d) communication to directors and employees on the legal and administrative regulations applicable to transactions and e) the performance, at least on annual basis, of internal legal audits.

Operating Risk

With respect to Operating Risk, and pursuant to the corporate methodology, Grupo Financiero Santander has established policies, procedures and methodologies for the identification, control, mitigation, monitoring and reporting of operating risks.

For the identification and classification of operating risks, different categories and business lines defined by national and internal regulating organisms are used. The methodology is based in the identification and documentation of the corresponding risks, controls and processes, and quantitative and qualitative tools are used, such as self-assessment questionnaires, development of historical data bases and Operating Risk indicators, etc. for their control, mitigation and reporting.

Technological Risk

Technological risk is defined as the potential loss due to damages, discontinuation, alterations or failures derived from the use or dependence on hardware, software, systems, applications, networks and any other data channel distribution for the provision of banking services to the clients of Grupo Financiero Santander.

Grupo Financiero Santander has adopted a corporate model for the management of Technological Risks, integrated to the processes of service and support to computing areas in order to identify, oversee, control, mitigate and report the Computing Technology Risks the transaction is exposed to, with the aim of establishing control measures that decrease the probability of risks to occur.

Processes and levels of authorization

Pursuant to internal regulations, all the products and services traded by Grupo Financiero Santander are approved by the “Product Admission Committee” and by the “Corporate Product Admission Committee”. Those products or services that are modified or extended with respect to their original approval must be approved by the “Product Admission Committee” and, depending of their relevance, the “Corporate Product Admission Committee” must approve them too.

All areas taking part in the operation of the product or service, depending on the nature of such product or service, as well as the areas responsible for their accounting registration, legal formalization, fiscal treatment, risk assessment, etc. are present in the Committee. All approvals shall be unanimous as there are no authorizations approved by

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majority of votes. In addition to the Committee’s approval, there are products that require authorizations from local authorities, and therefore, the Committee’s approvals are subject to the authorizations issued by the competent authorities in each case.

Finally, all the approvals shall be authorized by the Comprehensive Risk Management Committee.

Independent Reviews

Grupo Financiero Santander is subject to the monitoring and supervision of the National Bank and Exchange Commission, the Central Bank of Mexico and the Bank of Spain, and such monitoring and supervision is exercised via follow-up processes, inspection visits, information requests, delivery of documents and reports.

Likewise, periodic reviews are performed by Internal and External Auditors.

General description of the valuation techniques

Derivative financial securities are valued at reasonable value, according to the accounting rules established in the Circular Letter for Credit Institutions issued by the National Banking and Exchange Commission, in Principle B-5 “Derivative Financial Instruments and hedging Transactions” and the provisions in Principle A-2 “Application of specific rules”, and the provisions in the specific rule included in Bulletin C-10 of the Financial Information Rules.

A.	Methodology of Valuation

1)	Trading purposes

a)	Organized Markets
Valuation is made at the corresponding closing market price. Prices are provided by the supplier of prices.

b)	Over-the-Counter Markets

i)	Derivative financial instruments with optionality.
In the majority of the cases, a general form of the Black & Scholes model is used. Such model assumes that the underlying product follows a lognormal distribution. For exotic products or when payment depends on the trajectory of any market variable, MonteCarlo simulations are used. In this case, it is assumed that logarithms of the different variables follow a multi-varied normal distribution.
ii)	Derivative financial instruments with no optionality.

The valuation technique is to obtain the present value of the estimated future flows.

In all cases, Grupo Financiero Santander carries out the valuation of its positions and registers the corresponding value. In some cases, a different calculation agent is designated, and such calculation agent may be the counterparty or a third party.

2)	Hedging purposes

In the performance of its commercial banking activities, Grupo Financiero Santander has tried to cover the evolution of the financial margin of structured portfolios that are exposed to adverse movements in interest rates.  The ALCO, the body responsible for the management of long-term assets and liabilities, has constituted the portfolio via which Grupo Financiero Santander achieves such hedge.

An accounting hedge is defined as a transaction that complies with the following conditions:

a.	A hedge relationship is designated and documented from the beginning in an individual file, where its objective and strategy is established.

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b.	The hedge is effective for the compensation of variations in the reasonable value or in the cash flows attributed to such risk, according to the risk management documented at the beginning.

The Management of Grupo Financiero Santander performs derivative transactions for hedging purposes with swaps.

Derivatives for hedging purposes are valued at market value, and the effect is recognized depending on the type of accounting hedge, pursuant to the following:

a.
In the case of fair value hedges, they are valued at market value for the risk covered, the primary position and the hedging derivative instrument, and the net effect is registered in the statement of income of the corresponding period.

b.
In the case of cash flow hedges, the hedging derivative instrument is valued at market value. The effective portion of the hedge is registered in the comprehensive income account, within the stockholders’ equity, and the ineffective portion is registered in the statement of income.

Grupo Financiero Santander ceases the recording of hedges at the maturity date of the derivative, or when such derivative is sold, cancelled or exercised; when the derivative does not reach a high efficiency in compensating the changes in the reasonable value or the cash flows of the covered item, or when Grupo Financiero Santander decides to cancel the hedge.

It shall be fully evidenced that the hedge fulfills the objective for which derivatives were contracted for. This effectiveness requirement assumes that the hedge must comply with a maximum range of deviation with respect to the initial objective of 80% to 125%.

In order to demonstrate the efficacy of hedges, two tests are to be carried out:

a.	Forward-looking Test: it is demonstrated that, in the future, the hedge will be within the aforementioned range of deviation.

b.	Retrospective Test: This test reviews if, in the past, from its initial date to now, the hedge has been maintained within the allowed range of deviation.

c.	In the cases of Fair Value Hedges and the Cash Flow Hedges, they are retrospective and forward-looking efficient and within the allowed maximum range of deviation.

B.	Reference Variables

The most relevant reference variables are:

Exchange Rates
Interest Rates
Equity
Baskets of equities and stock indexes.

C.	Frequency of valuation

Derivative financial instruments for trading and hedging purposes are valued on a daily basis.

Management of internal and external sources of liquidity that may be used for the compliance of requirements related to derivative financial instruments.

Resources are obtained via the National and International Treasury departments.

Changes in exposure to identified risks, contingencies and events, known or expected, in derivative financial instruments.

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At the end of the fourth quarter of 2014, Grupo Financiero Santander has no situation or contingency such as changes in the value of the underlying asset or the reference variables, that may cause the use of the derivative financial instruments to be different to their original intended use, a significant change in their scheme or the total or partial loss of the hedge, requiring the Issuer to assume new obligations, commitments or variations in its cash flow or affecting its liquidity (day trade calls), nor contingencies or events known or expected by the Management that may affect future reports.

Grupo Fincnaciero Santander México
Summary of Derivative Financial Instruments
(Million of Mexican pesos as of December 31, 2014)

Derivatives	Underlying Asset	Purposes trading or hedging	Notional	Fair Value
				Current Quarter	Previous Quarter

Forwards	Interest Rate	Trading	0	0	0
Forwards	Foreingn Currency	Trading	279,132	(2,579)	240
Forwards	Equity	Trading	17,277	(233)	(102)

Futures	Foreingn Currency	Trading	718	(11)	0
Futures	Market Index	Trading	11,592	333	48
Futures	Interest Rate	Trading	177,804	(549)	(837)
Futures	Equity	Trading	2	0	0

Options	Equity	Trading	3,493	(403)	(723)
Options	Foreingn Currency	Trading	111,520	246	(266)
Options	Market Index	Trading	332,470	540	374
Options	Interest Rate	Trading	354,423	(858)	(855)

Swaps	Cross Currency	Trading	760,952	(197)	1,578
Swaps	Interest Rate	Trading	3,000,622	1,476	1,609

Forwards	Foreingn Currency	Hedging	53,053	(1,008)	(1,157)

Swaps	Cross Currency	Hedging	49,648	1,366	(1,959)
Swaps	Interest Rate	Hedging	9,612	(7)	(158)

The Institution, at the execution of transactions of OTC derivative financial instruments, has Collateral formalized agreements with many of its counterparties, which function as market value guarantee of the derivative transactions,  and it is determined based on the exposure of the net position on risk with each opposing party. The managed Collateral consists mainly in cash deposits, whereat there is not a deterioration situation.

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During the quarter, there have been no derivatives which underlying assets are investments in proprietary shares or stock certificates that represent them.

During the fourth quarter of 2014, the number or expired derivative financial instruments and closed positions was as follows (unaudited):

Description	Maturities	Closed Positions

Caps and Floors	368	31
Equity Forward	3	24
OTC Equity	802	802
OTC Fx	1,411	1,419
Swaptions	100	100
Fx Forward	1,850	197
IRS	3,724	2,818
CCS	58	26

The amount of day trade calls performed during the quarter was the necessary for covering contributions to organized markets and the requirements in collateral agreements.

During the fourth of 2014, there were no defaults by counterparties.

Sensitivity Analysis

Identification of Risks

Sensitivity measures of market risk associated with securities and derivative financial instruments are those that measure the change (sensitivity) of the market value of the financial instrument concerned, when changes in each of the risk factors associated with same occur.

The sensitivity of the value of a financial instrument when changes in market factors occur and is determined by the full instrument revaluation.

The sensitivities are detailed below according to each risk factor and associated historical consumption of the trading book.

The management strategy of the organization is integrated with security positions and derivatives. The latter are used largely to mitigate the market risk of the first. In view of the above, the sensitivities or exposures as described below are both types of instruments considered as a whole.

4Q.14 | EARNINGS RELEASE | 102

1. Sensitivity to risk factor “Equity (“Delta EQ”)”

The EQ Delta shows the change in the portfolio's value in relation to changes in the prices of equities.
The EQ Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets in equities, in the case of equities, this considers the relative variation of 1% of market price title.

2. Sensitivity to risk factor “Foreign Exchange”, (“Delta FX”)

The FX Delta shows the change in the portfolio's value in relation to changes in asset prices exchange rate.

The FX Delta calculated for the case of derivative financial instruments considered the relative change of 1% in the prices of the underlying assets of the exchange rate, In the case of currency positions, this considers the relative variation of 1%of the corresponding exchange rate.

3. Sensitivity to risk factor “Volatility” (“Vega”)

Vega sensitivity is the measure resulting from changes in the volatility of the underlying asset (the reference asset). Vega risk is the risk that a change in the volatility of the underlying asset value, that results in a change in the market value of the derivative.

The calculation of Vega sensitivity, considers the absolute change of 1% in the volatility of the underlying asset value.

4. Sensitivity to risk factors “Interest Rate” (“Rho”)

This sensitivity quantifies the change in value of financial instruments for the trading portfolio in the face of a parallel increase in the interest rate curves of a basis point.

The table below presents the sensitivities described above corresponding to the position of the trading portfolio, as of the end of the fourth quarter of 2014:

Sensitivity Analysis
(Millions of mexican pesos)

Total rate sensitivity
	MXP	OTHER CURRENCIES
Sens. a 1 Bp	(0.92)	(2.30)

Vega Risk factor
	EQ	FX	IR
Total	10.06	0.28	(5.34)

Delta Risk Factor (EQ and FX)
	EQ	FX
Total	7.96	(0.26)

It is considered that the above sensitivity table reflects prudent management of the trading portfolio of Grupo Financiero Santander with respect to risk factors.

4Q.14 | EARNINGS RELEASE | 103

Stress Test for Derivative Financial Instruments

The following are various stress test scenarios considering various scenarios calculated for the trading portfolio of Grupo Financiero Santander.

•	Probable scenario

This scenario was defined based in the movements derived from a standard deviation, with respect to risk factors that have an influence over the valuation of financial instruments. Specifically:

o	Risk factors of Interest Rate (“IR”), volatility (“Vol”) and rate of Exchange (“FX”) were incremented in a standard deviation.

o	Risk factors with respect to stock market (“EQ”) were decreased in a standard deviation.

•	Possible scenario

Under this scenario, as requested in the official letter, risk factors were modified in 25%. Specifically:

o	Risk factors: IR, Vol and FX were multiplied by 1.25 that means, they were incremented in 25%.

o	Risk factor EQ was multiplied by 0.75 that means, it was decreased in 25%.

•	Remote scenario

Under this scenario, as requested in the official letter, risk factors were modified in 50%. Specifically:

o	Risk factors IR, Vol and FX are multiplied by 1.50, that is, they were incremented in 50%.

o	Risk factor EQ was multiplied by 0.5, that is, it was decreased a 50%.

Effect in the Income Statement

The following table shows the possible income (loss) for the trading portfolio of Grupo Financiero Santander, in millions of Mexican pesos for each stress scenario, as of the end of the fourth quarter of 2014:

Summary of Stress Test
(Millions of mexican pesos)
Risk Profile	Stress all factors
Probable scenario	(10)
Remote scenario	(347)
Possible scenario	(26)

Item 2

4Q and Full-Year 2014

Earnings Presentation

Mexico City, February 3rd, 2015

Santander

Mexico

4Q and Full-Year 2014

Earnings Presentation

Grupo Financiero Santander M[]xico, S.A.B. de C.V.

GRAPHIC OMMITTED

Safe Harbor Statement

Grupo Financiero Santander M[]xico cautions that this presentation may contain forward -looking statements within the meaning of the U.S. Private Securities
Litigation Reform Act of 1995. These forward -looking statements could be found in various places throughout this presentation and include, without limitation, statements regarding our intent, belief, targets or current expectations in connection with: asset growth and sources of funding; growth of our fee-based business; expansion of our distribution network; our focus on strategic businesses; our compound annual growth rate; our risk, efficiency and profitability targets; financing plans; competition; impact of regulation;
exposure to market risks including interest rate risk, foreign exchange risk and equity price risk; exposure to credit risks including credit default risk and settlement risk; projected capital expenditures; capitalization requirements and level of reserves; liquidity; trends affecting the economy generally; and trends affecting our financial condition and our results of operations. While these forward -looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies; changes in economic conditions, in Mexico in particular, in the
United States or globally; the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de M[]xico); inflation; deflation;
unemployment; unanticipated turbulence in interest rates; movements in foreign exchange rates; movements in equity prices or other rates or prices; changes in
Mexican and foreign policies, legislation and regulations; changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government; changes in taxes; competition, changes in competition and pricing environments; our inability to hedge certain risks economically; economic conditions that affect consumer spending and the ability of customers to comply with obligations; the adequacy of allowances for loans and other losses; increased default by borrowers; technological changes;
changes in consumer spending and saving habits; increased costs; unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; changes in, or failure to comply with, banking regulations; and certain other risk factors included in our annual report on Form 20-F. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the
U.S. Securities and Exchange Commission, could adversely affect our business and financial performance.
Note: The information contained in this presentation is not audited.
Nevertheless, the consolidated accounts are prepared on the basis of the accounting principles and regulations prescribed by the Mexican National
Banking and Securities Commission (Comisi[]n Nacional Bancaria y de Valores)
for credit institutions, as amended (Mexican Banking GAAP). All figures presented are in millions of nominal Mexican pesos, unless otherwise indicated.
Historical figures are not adjusted by inflation.

Santander M[]xico Reports Strong Business Performance Doubling Market Growth
Rates

Total loans up 18%, above market levels

* Mortgages +18% * SMEs +25%* Middle-market +14%* Consumer 1 +9%

Deposit growth of 14%, above financial system
* Individual demand deposits +14%

Ongoing prudent risk management

* NPL ratio 3.75%* Cost of risk 3.32%
Focus on efficiency and profitability

* Expenses annual growth +7.0% (*)* Efficiency ratio(3) 43.0%* ROAE(4) 14.0%

Reached agreement to acquire a Ps.4,100 million consumer loan portfolio from
Scotiabank Mexico Expansion on track, with 185 branches opened since 4Q12

Source: Company filings CNBV GAAP
Notes: 1) Includes credit cards, payroll, personal and auto loans
2) Annualized opex divided by Annualized income before opex and allowances 2 3)
Annualized net income divided by average equity (4Q13;4Q14)
* On a comparable basis:Excluding the extraordinary non-cash income from regulatory change to EPS

GDP (% Growth)
2.1
3.2
4.0
1.4
1.9
1.6
2.2
2.8
2.9
3.2
3.3
3.4
2012
2013
1Q14
2Q14
3Q14
4Q14E
1Q15E
2Q15E
3Q15E
4Q15E
Revised from previous quarter: 2014 = 2.5
Revised from previous quarter: 2015 = 4.0

Inflation (% Annual)
3.8
3.6
4.0
4.1
3.2
2011
2012
2013
2014
2015E

Interest Rate (CETEs)
4.5
4.5
3.9
3.0
3.5
2011
2012
2013
2014
2015E

3

Santander

Solid Macro Fundamentals and Sustained Evidence of Recovery Not Fully Reflected
Across All Economic Sectors

GRAPHIC OMMITTED

Source: GDP -- INEGI
CETE, Inflation, Exchange Rate -- BANXICO
Estimates -- SANTANDER 3

Total Loans

YoY Growth
3,030
3,044
3,107
3,163
3,291
10.2%
9.6%
8.8%
8.4%
9.4%
4Q13
1Q14
2Q14
3Q14
Nov´ 14

Total Deposits

YoY Growth
2,963
2,982
3,044
3,051
3,167
6.2%
11.0%
9.6%
8.2%
9.4%
4Q13
1Q14
2Q14
3Q14
Nov´ 14

Consumer[1] (YoY Growth)

12.8%
11.0%
8.6%
6.6%
6.0%
4Q13
1Q14
2Q14
3Q14
Nov´ 14

4

Santander

Mexico's Financial System Total Loans and Deposits Show First Signs of Recovery
in November; Trend Expected to Continue

Total Loans

GRAPHIC OMMITTED

Total Deposits

GRAPHIC OMMITTED

Consumer (1) (YoY Growth)

GRAPHIC OMMITTED

[] Total loan growth picked-up in November 2014

[] Positive trend in lending activity expected to continue

[] Higher growth rates across all segments, excluding credit cards

Source: CNBV Banks as of November 2014 -- Billions of Pesos
Notes: 1) Includes credit cards, payroll, personal and auto loans 4

Total Loans

+18%
394,932
409,349
440,675
441,475
465,541
+5%
4Q13
1Q14
2Q14
3Q14
4Q14
Corporates +5%
Retail +20%

4Q13
Consumer 7%
Middle-Market 23%
Credit Cards 10%
Mortgages 23%
Corporates 16%
SMEs 11%
Gov&FinEnt 10%
4Q14
Consumer 7%
Middle-Market 23%
Credit Cards 9%
Mortgages 23%
Corporates 14%
SMEs 11%
Gov&FinEnt 13%

Source: Company filings CNBV GAAP

5

Santander

Santander Mexico Achieves 18% YoY Total Loan Growth Posting Positive
Performance Across All Segments

Total Loans

GRAPHIC OMMITTED

4Q13

GRAPHIC OMMITTED

4Q14

GRAPHIC OMMITTED

Source: Company filings CNBV GAAP

Individual Loans

4Q13 160,016 → **+14%** → 182,212 4Q14

Mortgages

+18%
90,711
95,865
99,242
102,598
106,588
+4%
4Q13
1Q14
2Q14
3Q14
4Q14

Credit Cards

+5%
40,079
40,506
41,439
41,630
42,104
+1%
4Q13
1Q14
2Q14
3Q14
4Q14

Consumer[1]

Personal
Payroll
+15%
29,226
29,458
30,866
32,042
33,520
+5%
4Q13
1Q14
2Q14
3Q14
4Q14

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans

6

Santander

Individual Loans Up 14% YoY, Mainly Driven by Mortgage and Consumer Loan
Growth

Individual Loans

GRAPHIC OMMITTED

Mortgages

GRAPHIC OMMITTED

Credit Cards

GRAPHIC OMMITTED

Consumer 1

GRAPHIC OMMITTED

[] Leading in origination, generating one third of new volumes in the banking system [] 2(nd) largest market player

[] Positive performance despite soft market conditions[] Growing credit card placement not yet fully reflected in usage

[] Strong commercial activity drives sustained pick-up in sequential growth

YoY growth well above market rates across all individual segments

Source: Company filings CNBV GAAP

Notes: 1) Includes personal, payroll and auto loans 6

Commercial Loans

4Q13 234,916 → +21% → 283,329 4Q14

SMEs
+25%
41,355
45,322
47,888
49,845
51,894
+4%
4Q13
1Q14
2Q14
3Q14
4Q14
Middle-Market
+14%
91,415
95,576
103,221
103,659
104,586
+1%
4Q13
1Q14
2Q14
3Q14
4Q14
Corporates
+5%
62,413
56,006
61,253
59,460
65,343
+10%
4Q13
1Q14
2Q14
3Q14
4Q14
Government & Fin Entities
+55%
39,733
46,616
56,766
52,241
61,507
+18%
4Q13
1Q14
2Q14
3Q14
4Q14

Source: Company filings CNBV GAAP

7

Santander

Commercial Loans Up 21% YoY with Growth Across All Segments

Commercial Loans

SMEs

GRAPHIC OMMITTED

Middle -Market

GRAPHIC OMMITTED

Corporates

GRAPHIC OMMITTED

Government and Fin Entities

GRAPHIC OMMITTED

Source: Company filings CNBV GAAP

Total Deposits

+14%
404,668
401,081
425,108
438,143
459,624
+5%
Term
36%
36%
39%
35%
36%
Demand
64%
64%
61%
65%
64%
4Q13
1Q14
2Q14
3Q14
4Q14

Demand
+14%
257,892
294,085
4Q13
4Q14

Term*
+13%
146,776
165,539
4Q13
4Q14

Source: Company filings CNBV GAAP
Notes: * Includes money market

8

Santander

Deposit Growth of 14% YoY, Maintaining a Healthy Mix That Supports Lower Cost
of Funding

Total Deposits

GRAPHIC OMMITTED

[] SMEs and individuals remain the main contributors to demand deposit growth[]
Optimizing funding cost

[] Continue to drive growth of Select client base

[] New branches contribute to deposit growth

Source: Company filings CNBV GAAP
Notes: * Includes money market

Healthy Liquidity Profile and Strong Capital Position

Net Loans to Deposits[1]

93.6%
98.1%
99.8%
97.0%
97.6%
4Q13
1Q14
2Q14
3Q14
4Q14

Debt Maturity

9,330
4,100
1,700
13,000
16,900
2015
2016
2021
2022
2023

Core Capital and Capitalization

15.9%
15.7%
16.1%
16.8%
16.2%
Tier 2
12.8
12.6
13.1
13.7
12.9
Core Capital
4Q13
1Q14
2Q14
3Q14
4Q14

Source: Company filings CNBV GAAP

9

Santander

Healthy Liquidity Profile and Strong Capital Position

Net Loans to Deposits 1

GRAPHIC OMMITTED

Debt Maturity

GRAPHIC OMMITTED

[] Healthy debt maturity profile

[] Well positioned for future interest rate increase

[] Dividend payment = 50% of 1H14 income

[] Strong capitalization

Core Capital and Capitalization

GRAPHIC OMMITTED

Source: Company filings CNBV GAAP

Notes: 1) Loans net of allowances divided by total deposits (Demand + Term) 9

Net Interest Income and NIM[1]

4%
9,384
8,993
9,262
9,524
9,799
3%
5.25
4.86
4Q13
1Q14
2Q14
3Q14
4Q14
4%
36,030
37,578
5.25
4.86
2013
2014

Source: Company filings CNBV GAAP

10

Santander

Third Consecutive Quarter of Net Interest Income Growth - Up 3% QoQ

Net Interest Income and NIM(1)

GRAPHIC OMMITTED

[] NII up 3% sequentially

[] NII grew 4% YoY, principally due to:* Retail business: +9% * Lower cost of deposits: -9% Partially offset by:* Corporate loans: -32%[] NIM stood at 4.86%

Source: Company filings CNBV GAAP

Notes: 1) Annualized financial margin divided by daily average interest earnings assets (12M14)

Net Commissions and Fees

+2%
3,310
3,423
3,291
3,339
3,364
+1%
4Q13
1Q14
2Q14
3Q14
4Q14
4%
12,881
13,417
2013
2014
10%
1%
30%
11%
23%
25%
Insurance
Credit Cards
Cash Mangmt*
Financial Advisory
Investment Funds
Cap Mkts & Sec

Source: Company filings CNBV GAAP

11

Santander

Net Commissions and Fees Remain Affected by Credit Card Placements and Lower
Capital Markets and Securities Transactions

Net Commissions and Fees

GRAPHIC OMMITTED

Insurance

Credit Cards Cash Mangmt* Financial Advisory Investment Funds Cap Mkts and Sec

                                                Var YoY                                Var YoY
                        --------- --------- --- ------- --- ---- -------- -------- --- ------- --- ----
                        4Q13      4Q14      $$          %        2013     2014     $$          %
                        --------- --------- --- ------- --- ---- -------- -------- --- ------- --- ----
Insurance                     862      994      132         15%     3,323    3,793     470         14%
Credit Cards                  952      839      -113        -12%    3,497    3,305     -192         -5%
Cash Mangmt*                  730      790        60          8%    2,914    3,153     239           8%
Financial Advisory            336      384        48        14%     1,364    1,443       79          6%
Investment Funds              311      325        14          5%    1,249    1,296       47          4%
Cap Mkts and Sec                119        32      -87        -73%      534      427     -107        -20%
----------------------- --------- --------- --- ------- --- ---- -------- -------- --- ------- --- ----
Net commisions and fees     3,310    3,364        54          2%   12,881   13,417     536           4%
----------------------- --------- --------- --- ------- --- ---- -------- -------- --- ------- --- ----

Source: Company filings CNBV GAAP

Notes: * Includes fees from: collections and payments, account management, cheques, foreign trade and others

Gross Operating Income*

+6%
12,796
12,969
13,911
13,514
13,558
0%
4Q13
1Q14
2Q14
3Q14
4Q14
4%
51,925
53,952
2013
2014
3%
25%
72%
Financial Margin
Net Commissions and Fees
Trading Gains

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income

12

Santander

Gross Operating Income Up 6% YoY Principally Driven by Core Earnings

Gross Operating Income*

GRAPHIC OMMITTED

                                                   Var YoY                                 Var YoY
                         --------- -------- --------------------- -------- -------- ---------------------
                         4Q13      4Q14     Var $$      Var %     2013     2014     Var $$      Var %
                         --------- -------- ----------- --------- -------- -------- ----------- ---------
Financial Margin            9,384     9,799        415         4%   36,030  37,578       1,548         4%
Net Commissions and Fees    3,310     3,364          54        2%   12,881  13,417         536         4%
Trading Gains                  102      395        293      287%     3,014    2,957         -57       -2%
------------------------ --------- -------- ----------- --------- -------- -------- ----------- ---------
Gross Operating Income*     12,796   13,558        762         6%   51,925  53,952       2,027         4%
------------------------ --------- -------- ----------- --------- -------- -------- ----------- ---------

Source: Company filings CNBV GAAP

Notes: *Gross Operating Income does not include Other Income 12

Loan Loss Reserves (LLR)

-13%
11%
3,598
3,469
3,672
3,814
3,334
12,852
14,289
4Q13
1Q14
2Q14
3Q14
4Q14
2013
2014

Cost of Risk[1]

-17bps
3.45%
3.45%
3.42%
3.49%
3.32%
4Q13
1Q14
2Q14
3Q14
4Q14

Source: Company filings CNBV GAAP

* Commercial loans include: mid-market, smes, corporates, financial institutios and government

* Commercial NPLs reflect the exposure to homebuilders

13

Santander

LLR Decreased 13% QoQ Resulting in a 17 bps Improvement in Cost of Risk

Loan Loss Reserves (LLR)

GRAPHIC OMMITTED

Cost of Risk(1)

GRAPHIC OMMITTED

NPLs                                  4Q13        3Q14        4Q14        Var YoY (bps)      Var QoQ (bps)
------------------------------------- ----------- ----------- ----------- ------------------ ------------------
Consumer                                   3.89%        3.74%      4.19%                 30                 45
 Credit Card                                2.67%       3.04%       4.12%               145                108
Mortgages                                  4.48%        4.78%      5.07%                 58                 29
Commercial*                                3.10%        3.28%      3.14%                   4               -15
  SMEs                                     3.03%        2.79%      2.99%                  -4                20
------------------------------------- ----------- ----------- ----------- ------------------ ------------------
Total Loans                                3.56%       3.71%       3.75%                 19                   4
===================================== =========== =========== =========== ================== ==================
Total Loans (ex-homebuilders and ING)      2.15%       2.26%       2.33%                 18                   7
------------------------------------- ----------- ----------- ----------- ------------------ ------------------

Source: Company filings CNBV GAAP
Notes: 1) Annualized loan loss reserves divided by average loans (4Q13,4Q14)
* Commercial loans include: mid-market, smes, corporates, financial institutios
13 and government * Commercial NPLs reflect the exposure to homebuilders

Administrative & Promotional Expenses

+1%
5,995
265
5,730
5,902
5,921
5,938
6,059
+2%
4Q13
1Q14
2Q14
3Q14
4Q14
7%
22,269
3,200
19,069
23,820
2013
2014

Expenses Breakdown

7%
8%
48%
37%
Personnel
Admin expenses
IPAB
Dep and amort.

Efficiency[1]

+1.9pp
41.1%
5.6%
35.5%
44.3%
42.9%
43.0%
43.0%
4Q13
1Q14
2Q14
3Q14
4Q14

Source: Company filings CNBV GAAP

14

Santander

Effective Cost Management Mitigates the Impact from Investments in Strategic
Businesses, Branch Expansion and Inflation

Administrative and Promotional Expenses

GRAPHIC OMMITTED

Efficiency 1

GRAPHIC OMMITTED

Expenses Breakdown

GRAPHIC OMMITTED

[] For the full year, expenses were up 25%

[] Excluding the extraordinary non-cash income from regulatory change to EPS, expenses would have grown 7%[] Deposit insurance fee (or IPAB) increased 22%

          [] Excluding the increase in the deposit insurance fee, expenses would have grown 5.5%[] Additionally, branch expansion expenses were Ps.778 million[] If excluded, expenses would have increased 2.0% vs inflation of 4.1%

Source: Company filings CNBV GAAP
Notes: 1) Annualized opex divided by annualized income before opex (net of allowances)

Net Income (reported)

-38%
6,134
3,259
3,687
3,244
3,824
+18%
4Q13
1Q14
2Q14
3Q14
4Q14
-33%
20,876
14,014
2013
2014

Net Income (comparable)

+28%
2,994
3,259
3,687
3,244
3,824
+18%
4Q13
1Q14
2Q14
3Q14
4Q14
-12%
15,933
14,014
2013
2014

ROAE[1]

Comparable
21.7%
13.5%
14.1%
13.6%
14.0%
+40bps
4Q13
1Q14
2Q14
3Q14
4Q14

- Effective tax rate of 19.2% in 2014 compares with 13.1% in 2013

15

Santander

Comparable Net Income Up 28% YoY and 18% QoQ Driven by Strong Commercial
Activity, Risk Management and Cost Control

Net Income (reported)

GRAPHIC OMMITTED

Net Income (comparable)

GRAPHIC OMMITTED

ROAE(1)

GRAPHIC OMMITTED

Source: Company filings CNBV GAAP
Notes: 1) Annualized net income divided by average equity (4Q13,4Q14)

2015 Guidance Targets

Metrics	2015 Target
▪ Total Loans	Δ 13%-15%
• Consumer	Δ 12%-15%
• Mortgages	Δ 10%-12%
• SMEs	Δ 22%-25%
▪ Total Deposits	Δ 10%-12%
▪ Pre-tax Earnings Growth	Δ 15%-20%
▪ Cost of Risk	3.4%-3.6%
▪ Expenses	Δ 6%-8%*
▪ Tax Rate	23%-25%

16

Santander

2015 Guidance Targets

Metrics

* Total Loans

[] Consumer

[] Mortgages

          [] SMEs* Total Deposits

* Pre-tax Earnings Growth* Cost of Risk* Expenses* Tax Rate

 2015 Target

[] 13%-15%  [] 12%-15%  [] 10%-12%  [] 22%-25%  [] 10%-12%  [] 15%-20%
3.4%-3.6%    [] 6%-8%*  23%-25%

* Does not include the deposit insurance fee (or IPAB) and the reversal from the employee profit sharing (EPS) future payments

Questions and Answers

GRAPHIC OMMITTED

Annexes

Consolidated Income Statement

                                                                                          % Change
                                                 4Q14        3Q14        4Q13
                                                                                     QoQ           YoY
                                                 ----------- ----------- -----------
Interest income                                      14,838      14,299      13,663          3.8          8.6
Interest expense                                    (5,039)     (4,775)     (4,279)          5.5         17.8
------------------------------------------------ ----------- ----------- ----------- ------------- ----------
Financial margin                                      9,799       9,524       9,384          2.9          4.4
Allowance for loan losses                           (3,334)     (3,814)     (3,598)      (12.6)         (7.3)
------------------------------------------------ ----------- ----------- ----------- ------------- ----------
Financial margin after allowance for loan
                                                      6,465       5,710       5,786        13.2          11.7
losses
Commision and fee income                              4,350       4,222       3,998          3.0          8.8
Commision and fee expense                              (986)       (883)       (688)       11.7          43.3
------------------------------------------------ ----------- ----------- ----------- ------------- ----------
Net commisions and fees                               3,364       3,339       3,310          0.7          1.6
Net gain /(loss) on financial assets and
                                                        395         651         102      (39.3)        287.3
liabilities
Othe operating income / (loss)                          533         240         407       122.1          31.0
Administrative and promotional expenses             (6,059)     (5,938)     (5,730)          2.0          5.7
------------------------------------------------ ----------- ----------- ----------- ------------- ----------
Total operating income                                4,698       4,002       3,875        17.4          21.2
Equity in results of subsidiaries and associated
                                                          21          24          24     (12.5)        (12.5)
companies
------------------------------------------------ ----------- ----------- ----------- ------------- ----------
Income from continuing operations before
                                                      4,719       4,026       3,899        17.2          21.0
income taxes
Income taxes                                           (895)       (782)        293        14.5      (405.5)
------------------------------------------------ ----------- ----------- ----------- ------------- ----------
Income from continuing operations                     3,824       3,244       4,192        17.9         (8.8)
Discontinued operations                                    0           0      1,943
------------------------------------------------ ----------- ----------- ----------- ------------- ----------
Consolidated net income                               3,824       3,244       6,135        17.9        (37.7)
Non-controlling interest                                   0           0         (1)
------------------------------------------------ ----------- ----------- ----------- ------------- ----------
Net income                                            3,824       3,244       6,134        17.9        (37.7)
                                                 -----------

Source: Company filings CNBV GAAP
Millions of pesos

Consolidated Balance Sheet

                                                                                                   % Change
                                                           4Q14        3Q14        4Q13
                                                                                               QoQ          YoY
                                                           ----------- ----------- ----------- --- -------- -----------
Cash and due from banks                                       101,198      97,474      89,654        3.8         12.9
Margin accounts                                                 2,855       3,203       3,265      (10.9)       (12.6)
Investment in securities                                      203,455     231,705     170,244      (12.2)        19.5
Debtors under sale and repurchase agreements                    5,186      10,689      35,505      (51.5)       (85.4)
Derivatives                                                    97,284      73,888      73,619       31.7         32.1
Valuation adjustment for hedged financial assets                 (44)        (65)          4       (32.3)     (1,200.0)
Total loan portafolio                                         465,541     441,475     394,932        5.5         17.9
Allowance for loan losses                                     (16,951)    (16,631)    (16,222)       1.9          4.5
Loan portafolio (net)                                         448,590     424,844     378,710        5.6         18.5
Accrued income receivable from securitization transactions       127         127         124        n.a.          n.a.
Other receivables (net)                                        51,358      62,458      43,143      (17.8)        19.0
Foreclosed assets (net)                                          358         328         425         9.1        (15.8)
Property, furniture and fixtures (net)                          5,268       4,699       4,773       12.1         10.4
Long-term investment in shares                                   153         135         145        13.3          5.5
Deferred taxes (net)                                           16,819      17,985      18,088       (6.5)        (7.0)
Deferred charges, advance payments and intangibles              4,579       3,850       4,173       18.9          9.7
Other assets                                                     198         203         202        (2.5)        (2.0)
Assets from discontinued operations                                0           0           0        n.a.          n.a.
---------------------------------------------------------- ----------- ----------- ----------- --- -------- -----------
Total assets                                                  937,384     931,523     822,074        0.6         14.0
Deposits                                                      486,652     464,071     430,921        4.9         12.9
Bank and other loans                                           54,945      47,472      45,380       15.7         21.1
Creditors under sale and repurchase agreements                104,102     118,054      77,132      (11.8)        35.0
Collateral sold or pledged as guarantee                        14,077      14,968      12,339       (6.0)        14.1
Derivatives                                                    99,168      76,404      73,425       29.8         35.1
Other payables                                                 53,112      87,405      70,579      (39.2)       (24.7)
Subordinated debentures                                        19,446      17,456      16,824       n.a.          n.a.
Deferred revenues                                                498         589         773       (15.4)       (35.6)
Liabilities from discontinued operations                           0           0           0        n.a.          n.a.
---------------------------------------------------------- ----------- ----------- ----------- --- -------- -----------
Total liabilities                                             832,000     826,419     727,373        0.7         14.4
---------------------------------------------------------- ----------- ----------- ----------- --- -------- -----------
Total stockholders[]equity                                    105,384     105,104      94,701        0.3         11.3
                                                           -----------

Source: Company filings CNBV GAAP
Millions of pesos